FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2007
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

8/07	May 29, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
TIANJIN’S RESPONSE TO THE LEGAL PROCEEDINGS
Vancouver, BC (May 29, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announces today that further to its news releases dated December 20, 2006 and April 13, 2007 regarding the legal proceedings brought in Canada against Tianjin Fairwood Mfg. Co. Ltd (“Tianjin”), Frank Shum, and Donna Shum, in an apparent response to the legal proceedings, Tianjin has illegally taken control of the operations carried on by WEX’s 97% owned subsidiary Nanning Maple Leaf Pharmaceuticals Ltd (“NMLP”). Tianjin’s illegal actions have received the support of Mr. Songyang Yang, the representative of WEX’s 3% minority joint venture partner.
Dr Edge Wang, President and CEO of WEX has arrived in Nanning to make an assessment of the situation and will make necessary efforts to bringing the situation under control.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

9/07	June 8, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
UPDATE ON SITUATION IN NANNING MAPLE LEAF PHARMACEUTICAL CO., LTD
Vancouver, BC (June 8, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) announced today that following further meetings in Nanning, China involving senior officials of the Company, the issues giving rise to the concerns over a temporary lack of control over the assets and operations of the Company’s 97 per cent owned subsidiary Nanning Maple Leaf Pharmaceutical Co., Ltd (NMLP) have been satisfactorily resolved and WEX has control of NMLP’s operations. WEX is satisfied that actions taken by its 3 per cent joint venture partner in NMLP were taken in the best interests of NMLP.
The Board of NMLP met this morning and three nominees of WEX joined the Board to replace three directors who had retired or left the Company. The board consists of five nominees of WEX and one representative of WEX’s 3 per cent joint venture partner together with a nominee of an Asian bank so long as outstanding funds are owed to it under its debenture. The board unanimously endorsed a revised system of controls and internal approval authorizations.
Mr. Michael Luan, Chairman of the parent company board who was present at the meeting said: “I was very pleased to see all parties put the incidents of the past week behind them. The meeting was conducted in a harmonious manner and much progress was made.”
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Form 51-102F3
Material Change Report
Item 1 Name and Address of Company
WEX PHARMACEUTICALS INC. (“WEX” or the “Company”)
Suite 1601 — 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8
Item 2 Date of Material Change
May 29, 2007, in respect of the actions taken by Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”).
June 8, 2007, in respect of the resolution of the actions taken by Tianjin.
Item 3 News Release
The news release in respect of the actions taken by Tianjin was released on May 29, 2007 via CCN Mathews in Vancouver, British Columbia.
The news release in respect of the resolution of the actions taken by Tianjin was released on June 8, 2007 via CCN Mathews in Vancouver, British Columbia.
Item 4 Summary of Material Change
On May 29, 2007, WEX announced that Tianjin had illegally take control of Nanning Maple Leaf Pharmaceuticals Ltd. (“NMLP”).
On June 8, 2007, WEX announced that the actions taken by Tianjin in respect of NMLP have been resolved to its satisfaction.
Item 5 Full Description of Material Change
May 29, 2007 News Release
WEX announced on May 29, 2007 that further to its news releases dated December 20, 2006 and April 13, 2007 regarding the legal proceedings brought in Canada against Tianjin, Frank Shum, and Donna Shum, in an apparent response to the legal proceedings, Tianjin has illegally taken control of the operations carried on by WEX’s 97% owned subsidiary NMLP. Tianjin’s illegal actions have received the support of Mr. Songyang Yang, the representative of WEX’s 3% minority joint venture partner.

June 8, 2007 News Release
WEX announced on June 8, 2007 that following further meetings in Nanning, China involving senior officials of the Company, the issues giving rise to the concerns over a temporary lack of control over the assets and operations of the Company’s 97 per cent owned subsidiary, NMLP have been satisfactorily resolved and WEX has control of NMLP’s operations. WEX is satisfied that actions taken by its 3 per cent joint venture partner in NMLP were taken in the best interests of NMLP.
The Board of NMLP met on June 8, 2007 and three nominees of WEX joined the Board to replace three directors who had retired or left the Company. The board consists of five nominees of WEX and one representative of WEX’s 3 per cent joint venture partner together with a nominee of an Asian bank so long as outstanding funds are owed to it under its debenture. The board unanimously endorsed a revised system of controls and internal approval authorizations.
Forward Looking Statements
Forward Looking Statements and Information
This report contains forward-looking statements and information which may not be based on historical fact. Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments.
Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7 Omitted Information
None
Item 8 Executive Officer
Edge Wang, President & CEO
Telephone: 604 683 8880
Item 9 Date of Report
June 8, 2007

10/07	June 13, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX RECEIVES NO OBJECTION LETTER FROM HEALTH CANADA FOR PHASE III
CLINICAL TRIAL IN CANCER PAIN
Vancouver, BC (June 13, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to announce that the Company has received a No Objection Letter from Health Canada for conducting a Phase III clinical trial in cancer pain for its lead product, TectinTM.
This multi-centre, randomized, double-blind, and placebo-controlled trial (TEC-006) will include approximately 120 patients with moderate to severe cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responder to treatment.
The Company believes that the TEC-006 trial has a high probability of meeting its endpoint. The composite endpoint is based on the Company’s reanalysis of the WEX-014 trial, which was terminated early when it became apparent that the trial would not meet its objective when based solely on pain reduction. The reanalysis showed that an endpoint that combines pain reduction with an improvement in quality of life would have produced a statistically significant and clinically meaningful result. It is well understood that a primary composite endpoint is commonly used in chronic pain trial, as pain assessment is subjective.
“The approval for conducting a Phase III study is a significant step in WEX’s clinical development,” said Dr. Anh Ho Ngoc, the Company’s Vice President of Scientific & Regulatory Affairs, “We anticipate that, if successful, the TEC-006 trial, together with its previous clinical and non-clinical studies will be sufficient for filing a New Drug Submission in Canada.
“This is a major milestone for the Company’s drug development. WEX’s clinical team led by Dr. Anh Ho has done a tremendous job in developing the clinical plan under limited resources.” said Dr. Edge Wang, President & CEO of the Company, “We are now working on a financing plan to raise additional fund to support this Phase III clinical trial. In the meantime, the Company is actively searching for strategic partners worldwide to share the cost of late stage drug development and later on to commercialize the product. ”
The Company has commenced pre-trial activities with patient recruitment to begin in the near future.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
This News Release contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Form 51-102F3
Material Change Report
Item 1 Name and Address of Company
WEX PHARMACEUTICALS INC. (“WEX” or the “Company”)
Suite 1601 — 700 West Pender Street
Vancouver, B.C. Canada V6C 1G8
Item 2 Date of Material Change
May 29, 2007, in respect of the actions taken by Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”).
June 8, 2007, in respect of the resolution of the actions taken by Tianjin.
Item 3 News Release
The news release in respect of the actions taken by Tianjin was released on May 29, 2007 via CCN Mathews in Vancouver, British Columbia.
The news release in respect of the resolution of the actions taken by Tianjin was released on June 8, 2007 via CCN Mathews in Vancouver, British Columbia.
Item 4 Summary of Material Change
On May 29, 2007, WEX announced that Tianjin had illegally take control of Nanning Maple Leaf Pharmaceuticals Ltd. (“NMLP”).
On June 8, 2007, WEX announced that the actions taken by Tianjin in respect of NMLP have been resolved to its satisfaction.
Item 5 Full Description of Material Change
May 29, 2007 News Release
WEX announced on May 29, 2007 that further to its news releases dated December 20, 2006 and April 13, 2007 regarding the legal proceedings brought in Canada against Tianjin, Frank Shum, and Donna Shum, in an apparent response to the legal proceedings, Tianjin has illegally taken control of the operations carried on by WEX’s 97% owned subsidiary NMLP. Tianjin’s illegal actions have received the support of Mr. Songyang Yang, the representative of WEX’s 3% minority joint venture partner.

June 8, 2007 News Release
WEX announced on June 8, 2007 that following further meetings in Nanning, China involving senior officials of the Company, the issues giving rise to the concerns over a temporary lack of control over the assets and operations of the Company’s 97 per cent owned subsidiary, NMLP have been satisfactorily resolved and WEX has control of NMLP’s operations. WEX is satisfied that actions taken by its 3 per cent joint venture partner in NMLP were taken in the best interests of NMLP.
The Board of NMLP met on June 8, 2007 and three nominees of WEX joined the Board to replace three directors who had retired or left the Company. The board consists of five nominees of WEX and one representative of WEX’s 3 per cent joint venture partner together with a nominee of an Asian bank so long as outstanding funds are owed to it under its debenture. The board unanimously endorsed a revised system of controls and internal approval authorizations.
Forward Looking Statements
Forward Looking Statements and Information
This report contains forward-looking statements and information which may not be based on historical fact. Such forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements and information contained herein to reflect future results, events or developments.
Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A
Item 7 Omitted Information
None
Item 8 Executive Officer
Edge Wang, President & CEO
Telephone: 604 683 8880
Item 9 Date of Report
June 8, 2007

WEX Pharmaceuticals Inc.
Annual Information Form
For The Fiscal Year Ended March 31, 2007
Dated: June 28, 2007

i

ii

WEX Pharmaceuticals Inc.
ANNUAL Information Form
For The Fiscal Year Ended March 31, 2007
Dated: June 28, 2007
Preliminary Matters
Information Concerning Forward-Looking Statements And Information
Certain statements herein, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information about:
•	our estimates regarding capital requirements and our expectations with respect to our ability to conclude a financing;
•	our expectations with respect to the timing, progress and success of the various stages comprising our drug discovery and preclinical, clinical and regulatory development programs; and
•	our expectations with respect to existing and future collaborations and licensing transaction with third parties.
Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
With respect to forward-looking statements and information contained herein, we have made numerous assumptions including our ability to raise the necessary funds to meet our ongoing obligations. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks, uncertainties and other factors include among other things the following:
•	our ability to raise additional funding to, among other things, fund operations, continue the research and development of our technologies, and repay outstanding debentures;
•	our early stage of development, our lack of product revenue from our TTX products, our limited operating history and our history of operating losses;

•	clinical trials for our product candidates are expensive, time consuming, and their outcome is uncertain;
•	our ability to source a supply of the puffer fish sufficient to meet clinical trial requirements;
•
our ability to enter into strategic partnerships and collaborations for our products; and any such partnerships and collaborations may fail to successfully develop or commercialize our technology to which they have rights;

•	our ability to develop, manufacture, market and sell our products;
•	the value of our investment in Nanning Maple Leaf Pharmaceuticals Co. Ltd (“NMLP”) is dependent on continued political, economic and social stability in China and outstanding litigation;
•	we are highly dependent on the efforts and abilities of our senior management, scientific, technical and support personnel, and
•	our ability to protect our intellectual property and operate without infringing the intellectual property rights of others;
as well as those factors discussed under “Risk Factors” herein.
Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information made herein, are qualified by this cautionary statement.
Definitions
The expressions the “Company”, “we”, “us” and “our” and similar terms refer to WEX Pharmaceuticals Inc. and its subsidiaries, unless the context otherwise requires. “WEX” refers to WEX Pharmaceuticals Inc. Certain other terms used in this Annual Information Form (“AIF”) are defined under “Glossary of Terms”.
Currency
Dollar amounts in this AIF are denominated in Canadian dollars unless otherwise indicated. References herein to RMB are to the official currency in the mainland of the People’s Republic of China (PRC). References herein to US$ are to the lawful currency of the United States.

Corporate Structure
Incorporation
WEX was incorporated under the Canada Business Corporations Act (“CBCA”) on June 3, 1987 under the name “Overbridge Farms International, Ltd.” On June 10, 1992, its articles were amended to change its name to “Wex Technologies Inc.” On October 13, 1992, its articles were amended to change the number of directors from three to a minimum of three and a maximum of ten. On August 8, 1996, its articles were amended to change its name to “International Wex Technologies Inc.” and to provide that the issued and outstanding shares be consolidated on a seven for one basis. On October 16, 1997, its articles were amended to allow the directors to appoint one or more additional director(s) to hold office between annual general meetings, provided the total number of directors appointed in a year did not exceed one-third the number elected at the previous annual general meeting. On October 21, 2004, its articles were amended to change its name to “WEX Pharmaceuticals Inc.” WEX’s common shares (“Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) under the symbol “WXI”.
WEX’s registered office is at 2100-1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2 and its head office is at 1601 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8.
Inter-Corporate Relationships
Except as otherwise disclosed herein, the following table illustrates WEX’s principal subsidiaries, jurisdiction of incorporation and percentage of voting securities currently held directly or indirectly by the Company.

	Incorporated	Ownership
Subsidiaries	under the laws of:	(direct & indirect)

WEX Medical Corporation (“WEX-Med”)	British Columbia, Canada	100%

[a] WEX Medical Limited (“WEX-HK”)	Hong Kong	100%

[a] Nanning Maple Leaf Pharmaceutical Co. Ltd. (“NMLP”)	China	97%

IWT Bio Inc. (“IWT”)	Canada	100%
General Development OF The Business
We are a company dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat moderate to severe acute and chronic pain, symptom pain relief associated with addiction withdrawal from opioid abuse and medicines designed for local anaesthesia. The Company’s platform technology is built upon Tetrodotoxin (also referred to as “TTX”), a naturally- occurring sodium channel blocking compound found primarily in the puffer fish or blowfish (or “fugu” as it is known in Japan).
From 1992 to March 31, 2007, through various private placements of Common Shares (including the exercise of options and warrants) and the issuance of convertible debentures, the Company raised a net total of $56,240,801 and $6,781,735, respectively.
As at March 31, 2007, the Company’s accumulated deficit was $70.4 million.

Corporate History
On or about March 15, 1988, WEX Medical Instrumentation Company Limited (predecessor in name to WEX-HK) was formed in Hong Kong to handle research and manufacturing of medical devices. The Company was assigned the U.S. manufacturing and marketing rights to a patented electronic heart monitoring device (the “HD-3”). The manufacturing and sales of the HD-3 stopped in 1994. Repairs and after sales support ceased after the year 2000. On February 20, 1989, WEX Medical Instrumentation (Canada) Ltd. (predecessor in name to WEX-Med) was incorporated under the Company Act (British Columbia) as an investment holding company. On or about September 26, 1990, WEX-Med became the parent company of WEX-HK by acquiring all of its issued shares.
In 1992, with a view to raising capital for expansion, WEX-Med organized a reverse take-over of Overbridge Farms International, Ltd. (predecessor in name to WEX), the shares of which were listed on the Alberta Stock Exchange. As a result of the reverse take-over transaction, WEX-Med became a direct wholly-owned subsidiary of WEX and as WEX-Med beneficially owned all of the shares of WEX-HK, WEX-HK became an indirect wholly beneficially owned subsidiary of WEX.
In 1994, WEX-HK began to focus on the research and development of potential uses and applications of TTX through NMLP, its 51% owned subsidiary in China. In November 2001, WEX concluded an agreement with WEX-HK and Tianjin Fairwood Furniture Mfg. Co. Ltd. (“Tianjin”) whereby WEX-HK purchased Tianjin’s 46% interest in NMLP in exchange for the issue to Tianjin of 2,598,425 Common Shares of WEX (representing as at the date hereof approximately 5.9% of the total number of shares outstanding) at an agreed price of $2.54 per Common Share. As a result of this purchase, the Company now owns, indirectly, 97% of NMLP, represented by capital contributions made to date of RMB 52,751,296.57 and capital contributions to be made of RMB 1,998,703.43. See “Recent Developments - Legal and Regulatory Proceedings”.
IWT was incorporated on November 14, 2003 under the CBCA with its registered office in Quebec, Canada to carry out regulatory and clinical trial activities for the Company in Canada. IWT’s office is currently located at Suite 2500, 1000 de la Gauchetiere Street West, Montreal, Quebec, H3B O2A.
Recent Developments
Financial Situation and Financing
We are currently experiencing financial difficulties. With our cash on hand as at the date hereof, we have sufficient cash for the next two months. In order to meet our debt obligations and continue to operate our business, we need to raise additional funds in the immediate future. We have been considering various financial alternatives since early 2006. As a consequence of the termination of our Phase IIb/III clinical trials (WEX 014) for Tectin™ for cancer-related pain due to the preliminary findings of the Data Monitoring Committee (the “DMC”), we have been experiencing difficulties in raising financing. Although we are focusing our efforts on raising additional funds, we have no committed source of funds and there is no assurance that financing will be available. Consequently we may need to curtail or restructure our operations.
WEX-HK has an outstanding convertible debenture (the “Debenture”) held by three institutional investors represented by United Overseas Bank of Singapore (“UOB”). The principal balance owing under the Debenture as of March 31, 2007 is US$3,241,875 ($3,737,558 converted at the exchange rate of US$1:Cdn$1.1529 (Bank of Canada noon rate). This amount is guaranteed by WEX. In November 2006, WEX-HK concluded an agreement with the holders of the Debenture which provided a more flexible repayment terms. In place of the fixed instalments, WEX agreed to pay an amount equal to 20% of the net proceeds received from all future funding events. This arrangement will continue until such time as UOB, acting in good faith, determines that our financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the instalments schedule under the Debenture will be reinstated. See “Risk Factors — Risks Related to our Business” and “Description of Share and Debt Capital — Convertible Debenture.”

In August 2006, we announced a non-brokered private placement (the “Prior Private Placement”) to two investors based in China for 4,000,000 shares and 3,773,584 shares, respectively, at a price of $0.265 per share for a total of $2,060,000. Although the transaction received conditional approval from the TSX and, subject to receiving exchange control approval in China, was expected to close by November 30, 2006, due to regulatory delays and market conditions, the Prior Private Placement did not proceed. Subsequently, on November 25, 2006, we announced a non-brokered private placement to three investors based in China for 8,750,000 shares at a price of $0.18 per share for total proceeds of approximately $1,575,000. The transaction received conditional approval from the TSX and closed on January 8, 2007. A finder’s fee of 7% of the gross proceeds was paid to the finder.
In August, 2006, we also announced our intention to raise approximately two million dollars of equity by way of a rights offering to all shareholders. The Company has not yet proceeded with the proposed rights offering pending consideration of alternative financing options.
In January, 2007, we announced that the TSX had conditionally approved certain amendments to the exercise prices and terms of 1,877,999 stock options (the “Prior Options”) that were previously granted to certain directors, employees and consultants who are non-insiders of WEX. These amendments to the Prior Options are intended to coincide with WEX’s planned rights offering to its existing shareholders and will only be effective if the rights offering proceeds. During the rights offering period, the exercise prices of the Prior Options will be temporarily reduced to the greater of the exercise price applicable under the rights offering and $0.195. All the Prior Options that were set to expire prior to the end of the offering period under the rights offering were extended so that they expire on the earlier of June 29, 2007 and the last day of the rights offering period.
Due to regulatory concerns, we did not proceed with the warrant amendments described in WEX’s Management Proxy Circular for its Annual and Special Meeting of Shareholders (the “AGM”) that took place on September 29, 2006. Effective January 30, 2007, all outstanding warrants expired.
During the year ended March 31, 2007, none of our outstanding options were exercised.
Clinical Trials
In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-0140L) for Tectin™ for cancer-related pain due to the preliminary findings of the DMC (a committee of independent experts appointed by us to review data). These trials were being undertaken pursuant to a protocol designed by a clinical research organization (a “CRO”) and other consultants working with WEX’s previous management. Subsequently, we developed a revised protocol for further clinical trials. We received a No Objection Letter (“NOL”) from Health Canada for conducting a Phase III clinical trial in cancer pain for our lead product, Tectin™. We have commenced pre-trial activities in preparation of clinical trials which will proceed only on receipt of additional necessary financing.
In June 2006, we filed and received approval for an IND (Investigational New Drug) application with the United States Food and Drug Administration (“FDA”) to initiate a clinical trial of Tectin™. We do not intend to initiate clinical trials pending the commencement of clinical trials in Canada.

Intellectual Property
We have been notified that based on a court ruling (the “Ruling”), the State Intellectual Property Office of the People’s Republic of China (“SIPO”) has changed registered ownership of the drug withdrawal Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China from our subsidiary, NMLP to one of the two inventors and a third party who alleges to have been an employer of the other inventor. WEX filed an appeal of the Ruling and the Appeals Court subsequently dismissed the appeal. We are currently investigating other options, including negotiating to assign or license the patent. Because of financial and other considerations, we have decided to temporarily postpone development and testing of our opiate addiction withdrawal drug in China. The ultimate outcome of this matter is uncertain at this time. There can be no assurance that this matter will be resolved on a timely matter or that the outcome will be resolved on a basis favourable to us. Furthermore, as a result of the Ruling, the entitlement of NMLP to patents filed in other jurisdictions relating to the same subject matter could be challenged and NMLP could be found not to be the valid owner of such patents. See “Risk Factors — Risks Related to Intellectual Property.”
Due to financial constraints we have abandoned a number of patent and trademark applications in a variety of countries over the past few years.
Strategic Alliances
The collaboration with our European partner, Barcelona-based Laboratorios del Dr. Esteve S.A. (“Esteve”), which had been formed to continue the development of TTX and to obtain approval for its commercialization from the applicable health authorities in Europe, was formally terminated pursuant to a Collaboration Termination Agreement between WEX and Esteve dated May 10, 2007.
On July 24, 2006, we agreed upon a term sheet with Children’s Medical Center Corporation (“CMCC”) associated with Children’s Hospital Boston, under which CMCC will license to WEX its patented technology for the use of TTX as a long lasting local anaesthetic. Discussions are continuing and are expected to lead to a binding agreement pursuant to which WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology.
Pursuant to a Manufacturing and Option Agreement between WEX and Sabex 2002 Inc. (now Sandoz Canada Inc. (“Sandoz Canada”)) dated March, 2004, Sandoz Canada manufactures WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. The term of this agreement has expired; however the parties are continuing to operate under its terms.
Board and Management Changes
In relation to the AGM originally scheduled for August 11, 2006, dissident shareholders filed a dissident proxy circular (the “Dissident Circular”) regarding their intention to solicit proxies to vote in a different slate of directors than those put forward by the management of the Company. In the face of the Dissident Circular, WEX rescheduled the AGM for September 29, 2006 to provide time for a response. The dissident shareholders launched legal proceedings. Prior to the hearing of the dissident shareholder’s petition and WEX’s counterclaim against one of its former officers and directors in relation to the same, the parties settled and the petition and the counterclaim were abandoned. At the 2006 AGM, the shareholders elected three new independent directors, being Dr. Tom Du, Dr. John Sibert III and Mr. Ken Strong.
Since March 31, 2006, the Company has undergone significant turn-over and a number of its officers and key employees are no longer with the Company. For further information, see “Description of the Business — Human Resources.”

Legal and Regulatory Proceedings
In 2006, WEX commenced legal proceedings against Tianjin relating to WEX’s acquisition of a 46% interest in NMLP. The claim against Tianjin seeks the return of the 2,598,425 Common Shares issued to Tianjin in exchange for the transfer by Tianjin of the 46% interest in NMLP. The action against Tianjin will proceed in the Supreme Court of British Columbia as a counterclaim in an action previously filed by Mr. Frank Shum, the former Chairman and Chief Executive Officer of WEX, in which he seeks damages against WEX for wrongful dismissal. In addition to Mr. Shum and Tianjin, Ms. Donna Shum has also been added as a co-defendant to our claim. We will be seeking damages from all defendants in respect of losses we allege we have incurred as a result of the transaction with Tianjin.
See “Legal and Regulatory Proceedings.”
Description of the Business
Overview
We are dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat moderate to severe acute and chronic pain, symptom pain relief associated with addiction withdrawal from opioid abuse and medicines designed for local anaesthesia. We have three product candidates in various stages of clinical development, all derived from the Company’s Tetrodotoxin platform technology.
In addition, we own and operate a drug manufacturing facility in Nanning, China. This facility manufactures Tetrodotoxin for use by us in our clinical trials. The facility’s excess capacity is used to manufacture generic drugs which are sold only in China.
Platform Technology and Product Development Programs
Our platform technology is built upon Tetrodotoxin, a naturally-occurring sodium channel blocking compound found primarily in the puffer fish. WEX is one of the first companies to be involved in the extraction, refinement and manufacture of Tetrodotoxin in a pharmaceutical grade. The Company’s knowledge gained over years of experience in biochemical analysis provides a valuable insight into the way Tetrodotoxin can be used to treat various types of pain.
WEX’s TTX platform has a variety of applications. The Company’s principal business strategy is to develop TTX in three therapeutic indications addressing the analgesic, detoxification and anaesthetic markets.
1.
Analgesia (pain killer) — The Company’s lead product, Tectin™, is Tetrodotoxin for the management of malignant or non-malignant chronic pain. Tectin™ is currently under clinical investigation for inadequately controlled moderate to severe cancer-related pain. In the future Tectin™ will be investigated in the management of other pain indications.

2.
Detoxification — The Company’s second product, Tetrodin™, is Tetrodotoxin for the management of pain and other symptoms associated with opiate withdrawal including such drugs as heroin, methadone and cocaine.

3.	Anaesthesia — The Company’s third product, Tocudin™, is Tetrodotoxin for use as a local anaesthetic.

Tetrodotoxin — Platform Technology
History
Tetrodotoxin is a purified, non-protein extracted from the puffer fish. The poisonous qualities of the puffer fish are referenced in early Chinese herbal writings. Non-poisonous parts of the fish were used as a general health tonic.
TTX appears to be produced by symbiotic bacteria found not only in puffer fish, but also in newts, frogs, clams, crabs, starfish and the Australian blue-ringed octopus. Marine animals containing TTX can generally be found within the waters between the Tropics of Cancer and Capricorn.
Symptoms of intoxication can occur within fifteen minutes to several hours after ingestion of puffer fish, depending on the amount ingested. The symptoms begin with paresthesias, floating feeling, nausea, vomiting, epigastric pain and hypotension. Severe poisoning can result in arrhythmia, seizures, dyspnea and cyanosis. Death can occur within four to six hours from paralysis of the respiratory nerves and musculature. The puffer fish is considered a delicacy in Japan. Licensed chefs are trained to prepare the fish for consumption, but even with these precautions, cases of poisoning are still reported periodically in Asia. The condition, however, is treatable with modern ventilatory support and survivors do not suffer permanent neurological disturbance or other health problems.
Mechanism of Action
Tetrodotoxin was named from the order of fish with which it is most commonly associated: tetraodontiformes, meaning four large teeth. TTX is a prototypical voltage-gated sodium channel blocker that has been widely used as a neuropharmacologic probe. Sodium channel blockers prevent the diffusion of sodium through the sodium channel, thereby suppressing the depolarization and propagation of action potentials in nerve cells.
The flow of sodium ions into nerve cells is a necessary step in the conduction of nerve impulses in excitable nerve fibres and along axons. Normal axon cells have high concentrations of K+ ions and low concentrations of Na+ ions and have a negative potential. Stimulation of the axon results in an action potential which arises from a flow of Na+ ions into the cell and the generation of a positive membrane potential. Na+ ions flow through cellular membranes employing the sodium ion channel.
The sodium channel itself is made up of a single peptide chain with three subunits (α, β1, β2) with a molecular mass of 300kDa. The large α subunit contains four homologous domains (I to IV); each domain contains six trans-membrane helices. The Na+ selective transmembrane pore is formed when the four domains fold into a cluster with the pore at the center. TTX blocks the pore by binding with high affinity (Kd=10 nM) to the external mouth of the channel and as a result, it impedes the entry of Na+ into the nerve cell and blocks the conduction of nerve impulses along nerve fibres and axons. The TTX molecule, much larger than the sodium ion, acts like a cork in a bottle, preventing the flow of sodium until TTX slowly diffuses off.
It is believed that TTX binding to the external mouth of the Na+ channel results from the interaction of the positively charged guanidinium group on the TTX molecule and the negatively charged carboxyl residues that are circularly placed around the extracellular mouth of the channel. TTX is rather specific in blocking the Na+ channel and therefore, the flow of Na+, while having no effect on K+ ions. TTX is rather selective to nerve and skeletal muscle Na+ channels and not cardiac Na+ channels.

Tetrodotoxin has been used extensively as a basic tool in scientific research. For several decades, pharmacologists have recognized that blockage of the sodium channel caused both sensory and motor paralysis of the area innervated. Injectable amide anaesthetics used to produce nerve block such as bupivacaine, lidocaine and procaine elicit their antinociceptive effect by reversibly blocking the Na+ channel by binding to the intracellular S6 segment of the IV domain. Antiseizure drugs, such as phenytoin, carbamazepine, lamotrigine and valproic acid, enhance Na+ channel inactivation and by blocking sodium entry elicit an antineuralgic effect. The potent antinociceptive effect of TTX (up to 3,200 times as potent as morphine in rats) is associated with its high affinity binding to the Na+ channel attributable to the formation of ion pairs and hydrogen bonds between the functional groups of TTX and the pore.
Drug Master File
A Drug Master File (“DMF”) is a submission to the regulatory agencies that may be used to provide confidential detailed information about facilities and processes used in the manufacturing, processing and packaging of an active pharmaceutical ingredient (“API”).
In December 2000, the Company filed a DMF for Tetrodotoxin, an active pharmaceutical ingredient with the Health Products and Foods Branch of Health Canada (“HC”) which is updated every two years (the last update was done in December 2006). In March 2001 a similar application was filed with the FDA in the USA which is updated annually (the last update was done in March 2007). The Company has not filed a DMF for Tetrodotoxin in Europe with the European Medicines Evaluation Agency (“EMEA”).
Therapeutic use of Biological Toxins
The use of organic or biological toxins for medicinal purposes is a phenomenon that has long been known. In early Chinese and Greek medical writings there are references to the therapeutic use in very small doses of poisonous substances. Tubocurarine, the pure alkaloid isolated from the South American arrow poison curare, was first employed fifty years ago as a muscle relaxant for patients under general anaesthesia. Synthetic analogues with less harmful side effects have subsequently been developed.
Drugs derived from biological toxins are among some of the newest therapeutic developments in pain control:
•
Purified botulinium toxin or Botox®, the cause of food poisoning and a potent bacterial toxin, is being used to treat myofascial pain and neuromuscular spasms. Its muscle relaxant properties are also used as a cosmetic to counteract wrinkles.

•	Ziconotide, a calcium channel antagonist synthesized from the cone snail venom peptide, has been approved to treat severe chronic pain in U.S. and Europe.
•
NMED-160 is presently in Phase II clinical trials for treatment of chronic pain. The product candidate is being developed by Neuromed and works by blocking N-type calcium channels located in the membrane at the synapse between two communicating neurons.

Analgesia (pain killer) Market — Tectin™
Clinical pain is any unpleasant sensation that occurs as a result of injury or disease. Pain can have a protective role by warning of imminent or actual tissue damage, which can help prevent injury. Pain can also trigger a biological response that helps to preserve or regenerate damaged tissue. In this respect, pain is usually a normal, predictable response to events such as surgery, trauma and illness.

There has been an increasing focus on pain management in the healthcare industry. Recently published guidelines of the World Health Organization (the “WHO”) and the United States Agency for Health Care Policy and Research encourage the use of stronger analgesic therapy for treating cancer pain. Starting in 1991, the American Board of Medical Specialties designated the treatment of pain as a recognized specialty for physicians. Several professional associations, such as the American Board of Pain Medicine, the American Academy of Pain Management and the American Academy of Pain Medicine are dedicated to the advancement of the specialty of Pain Medicine. In the U.S., pain management has also drawn attention from policy makers. In 2003, the National Pain Care Policy Act was introduced in the U.S. Congress. The legislation would make pain care research, education and treatment a priority in the U.S. federally funded healthcare programs and facilities.
Types of Pain
•	Mild Pain — Includes common pains, such as headaches or joint pain. People typically treat mild pain with over-the-counter drugs such as aspirin, ibuprofen, and acetaminophen.
•
Moderate Pain — Pain resulting from minor surgery or arthritis are examples of moderate pain. Physicians typically prescribe opioid painkillers to treat moderate pain. Opioid painkillers come in three varieties: weak opioids, strong opioids and synthetic opioids. Weak opioids, such as hydrocodone or codeine, are generally used to treat patients with moderate pain.

•
Severe Pain — Patients experiencing severe pain often suffer from a serious underlying illness, such as AIDS or cancer. Severe pain can also result from major surgery, nerve damage or undetermined causes. Patients experiencing severe pain often require a strong opioid, such as morphine, methadone or fentanyl, to achieve adequate pain relief.

Pain Intensity
Pain can be classified in terms of its duration as either acute or chronic. Acute pain, such as pain resulting from knee surgery, is brief and rarely results in long-term consequences. Most acute pain subsides within hours, or days. Chronic pain persists long after an injury has healed and typically results from a chronic illness or appears spontaneously and persists for undefined reasons. Examples of chronic pain include chronic lower back pain and pain resulting from bone cancer or advanced arthritis. The effect of chronic pain tends to be more pervasive than that of acute pain. Chronic pain often affects a patient’s mood, personality and social relationships. As a result, patients with chronic pain commonly suffer from both their state of physical pain as well as a general decline in their quality of life.
Based upon its presumed cause and sensory characteristics, pain may also be classified into three broad categories: somatic pain, visceral pain and neuropathic pain. Somatic pain can be produced by injuries to skin, muscle, bones or joints and is typically characterized as a sharp pain that is localized to an area of injury. Visceral pain can be produced by distortion injury or inflammation of internal organs and is typically characterized by diffuse, poorly localized, dull and vague pain. Neuropathic pain can be produced by injuries or inflammation of nerves and is typically characterized by diffuse, burning pain. Patients may simultaneously experience more than one type of pain.

Pain Management Market
The medical effort to treat pain, known as pain management, addresses a large market. Clinical pain is a worldwide problem with serious health and economic consequences. For example in the United States:
•
According to the U.S. National Institute of Health, the effects of pain result in approximately $100 billion of costs annually in medical expenses, lost wages and other costs. A study cited by the American Pain Foundation found that 50 million workdays were lost to pain in 1995; and

•	Studies cited by the American Pain Foundation indicate that over 75 million Americans suffer serious pain each year, but only 1 in 4 receives adequate treatment.
Drugs are one of the key elements in the treatment of pain. The worldwide market for pain drugs totalled $50 billion in 2005 and is expected to increase to $75 billion by 2010 (according to Professor K.K. Jain’s June 2006 report on “Pain Therapeutics — Drugs, Markets and Companies”). The pain management market has grown significantly in recent years and is expected to continue to grow significantly due to a number of factors, including:
•	a rapidly aging population;

•	patients’ demand for effective pain relief;
•	increasing recognition of the therapeutic and economic benefits of effective pain management by physicians and healthcare providers and payers; and

•	longer survival times for patients with painful chronic conditions, such as cancer and AIDS.
Narcotics such as morphine are considered the most effective analgesics and are widely used to treat patients with moderate-to-severe pain. These narcotics produce pain relief by stimulating opioid receptors in the central nervous system, which consists of the brain and spinal cord. Advances in narcotics during the past 20 years have primarily been in improved methods for the delivery of existing narcotics rather than the discovery of new drugs. Patients who suffer severe pain may simultaneously receive more than one formulation of narcotics and may receive other classes of analgesic medications.
Non-narcotic analgesics, including acetaminophen and Non Steroidal Anti-Inflammatory Drugs (“NSAIDs”), such as ibuprofen, are widely used to treat mild-to-moderate pain. NSAIDs are thought to produce analgesia by inhibiting activity of cyclooxygenase enzymes (COX-1 and COX-2), thereby reducing inflammation at the site of injury or disease. Some NSAIDs require a prescription and others are available as over-the-counter medications. Recent advances in NSAID analgesia have focused on reducing adverse gastrointestinal (“GI”) side effects.
Although morphine and other narcotics are considered the most effective analgesics, some patients who use them do not obtain complete pain relief. For some, they are totally ineffective. Narcotic analgesics also produce a wide range of adverse side effects that may include narcotic bowel dysfunction, sedation, nausea, vomiting, constipation, decreased respiratory function, addiction and death. In addition, due to their potential for abuse, narcotics are strictly controlled by regulatory agencies in Canada and the United States under the Controlled Drugs and Substances Act (Canada) and the Controlled Substances Act (U.S.), including strict registration, record-keeping and reporting requirements, security controls and restrictions on prescriptions.
Although NSAIDs are generally effective for mild or moderate pain, many patients are unable to tolerate NSAIDs because of GI side effects. Traditional NSAIDs can produce significant adverse effects on the stomach and GI tract, including GI ulcers and bleeding.

Market Potential for Tectin™
Drug therapy is the cornerstone of cancer pain management. Pain is the most common symptom of advanced or late-stage cancer. Pain studies indicate that 30% to 50% of cancer patients currently receiving cancer treatment experience chronic pain, and 75% to 90% of people with advanced diseases also experience similar pain (Oncology Journal, May 1999, R.K. Portenoy). Cancer causes pain in many different ways: a tumour physically pressing on an organ, cancer cells migrating inside bones damaging their structure or cancer growing directly into a nerve. Some pain results from the treatment of cancer itself. Chemotherapy can sometimes cause neuropathy and radiation therapy can damage healthy tissue, which may be painful, especially if the intestine is radiated, leading to painful cramping and diarrhea. By the time most cancers reach a late stage, the original tumour has often spread locally or metastasized to cause pain in other regions of the body. For this reason, late stage cancer is most often viewed as a systemic disease, instead of a local disease.
In Canada, in the year 2006, an estimated 153,100 new cases of cancer and 70,400 deaths from cancer are expected to occur (National Cancer Institute of Canada — Canadian Cancer Statistics 2006). In the US, the new cases of cancer for the year 2006 are estimated to be approximately 1.4 million, while deaths from these diseases are estimated to number 564,830 (American Cancer Society — Cancer Facts & Figures 2006). As the aim of palliative care is to maintain an acceptable quality of life, effective pain management medications and strategies are paramount.
For moderate pain, usually an opioid (codeine or propoxyphene preparations) is prescribed, sometimes in addition to an NSAID. If pain persists, a higher dose of the opioid drugs (oxycodone, meperidine, or butorphanol) may be prescribed. Morphine, oxymorphone, hydromorphone, methadone and fentanyl are examples of opioids reserved for severe pain.
Opioids function by binding to one of three opioid receptor sites in the central nervous system. The agonist binding at the mu, kapa, or delta receptor site inhibits production of adenylcyclase, an enzyme necessary in the chemical cascade of reactions in pain transmission. The benefits of using opioids and the risks associated with their use vary among individuals.
Side effects include mild to severe sedation, euphoria, and reduced anxiety, which usually increases as opioid potency increases. One of the major problems for patients taking opioids is constipation due to reduced GI motility. Nausea and vomiting are also common. Severe respiratory depression is also seen at very high doses that could lead to death in overdose situations. Tolerance to opioids can pose a problem, as it can occur in as little as a few days and increased dosage may be necessary for successful pain management.
Detoxification Market — Tetrodin™
All drugs of abuse interfere with the normal neurological pathways that are responsible for transmitting signals in the brain, particularly the pathway that involves the neurotransmitter dopamine. The dopamine pathway in the brain controls euphoria and pain. All addictive substances impact dopamine directly or indirectly. Heroin stimulates and binds directly to a receptor in the brain called the opiate receptor. Stimulation of the opiate receptor by heroin causes cells to release dopamine. Excess levels of dopamine over-stimulate the dopamine receptors of nearby cells, triggering feelings of euphoria.
When brain cells are repeatedly exposed to addictive substances, levels of dopamine and other neurotransmitters are chronically modified, creating a chemical imbalance. As a result of this chemical imbalance, an abuser’s neurological pathways demand the presence of the addictive substance and the abuser becomes addicted. Once addicted, the substance abuser will use the substances more frequently to induce euphoria at the expense of normal activities. The substance abuser will also increase the amount of the substance taken, because an increased concentration of the drug becomes necessary to obtain the same level of euphoria.

Clinical Aspects of Addiction
The clinical aspects of addiction are summarized as follows:
•
Acute Effects of Drug Overdose — Drug overdose affects multiple organs and biological systems. In 1995, the Drug Abuse Warning Network, a drug abuse data collection system in the United States, estimated that 531,800 emergency room episodes occurred in the United States as a result of drug overdoses.

•
Chronic Toxicity of Substance of Abuse — As brain chemistry is modified on a chronic basis, substance abusers may suffer multiple psychiatric and neurological disorders such as depression and psychotic behavior. Permanent neurological damage may occur.

•
Acute Withdrawal Syndrome — Withdrawal is a condition resulting from sudden discontinuation of a substance to which a person is addicted. Heroin withdrawal can result in irritability, pain, nausea, vomiting, cramps and muscle aches. Withdrawal from cocaine can result in irritability, sleeplessness and depression.

•
Lifelong Risk of Relapse — The ultimate goal of medical treatment for addicts is to achieve a drug-free state called abstinence. However, several studies found that for patients who have achieved abstinence, the rate of relapse is higher within the first three months of therapy and still remains a significant risk over the patient’s lifetime. Relapse can be very severe and many patients experience multiple cycles of detoxification, abstinence, relapse and overdose. Due to the long-term risk of relapse, drug addicts are lifelong patients.

Current Opiate Addiction Care
Current therapy relies heavily on psychosocial therapy because few medications are available. Psychosocial therapy, which consists of regular counselling sessions, is the cornerstone of addiction care, but has limited success because it does not address the biological basis of addiction.
There are two types of medications for long-term therapy and addicts. Substitution therapy is the use of a pharmaceutical product that mimics the abused substance. Abstinence therapy is the use of a medication to help the addict abstain from substance use and cure addiction.
Substitution therapy is used for heroin addicts whose dependence is too severe to permit abstinence therapy. It consists of medications which are chemically related to heroin and which bind to and stimulate the opiate receptor. These medications prevent withdrawal symptoms and maintain the state of addiction, but in a medically-controlled environment. Substitution therapy is not a cure for addiction. However, there are significant medical and social benefits, such as reducing the risk of contracting infections and decreasing propensity to commit crime. Substitution therapy can be used as a temporary therapy for patients who can then be detoxified and become abstinent or as a long-term therapy for severe addicts who are unresponsive to abstinence therapies.
Abstinence therapy is medically more desirable than substitution therapy, as it can effectively reduce dependence and may restore normal brain functions. However, there are few medications available to promote abstinence and medication non-compliance is a major limitation. According to a report (“DAS Report”) published by California based Drug Abuse Sciences, Inc. (updated July, 2002), an estimated 80% of patients fail to take their medication on a daily basis as prescribed and typically relapse into severe alcohol and heroin abuse. A small number of alcoholics and heroin addicts receiving abstinence treatment typically remain abstinent after one year.

The existing medications are summarized in the following table:

Product			Substance of	Dosage Regimen/
First Applied	Technology	Usage	Abuse	Limitation
Methadone (1975)	Binds to and stimulates opiate receptor	Substitution Therapy	Heroin and other opiates	Requires daily therapy at a licensed clinic
Buprenorphine (1995)	Binds to and stimulates opiate receptor	Substitution Therapy	Heroin and other opiates	Requires daily therapy
LAAM (1993) (Levo-alpha-acetyl-methadol)	Binds to and stimulates opiate receptor	Substitution Therapy	Heroin and other opiates	Requires therapy three times per week at clinic
Naltrexone (1984)	Blocks opiate receptor	Abstinence Therapy	Alcohol and heroin	Daily/non-compliance
The opiate agonists, methadone, buprenorphine and LAAM are the three substitution medications. Methadone binds to the opiate receptor triggering a stimulation of the dopamine pathway. It decreases the use of heroin, but maintains dependence. Licensed methadone clinics dispense methadone and typically require the patient to visit several times per week. LAAM is structurally related to methadone, has similar effects and is administered three times per week at the clinic. Buprenorphine therapy may result in significant diversion of use and potential lethal overdoses, as the patient is responsible for administration.
The main product available to promote and maintain abstinence from heroin is naltrexone, which is available as an oral daily tablet. Naltrexone is an opiate antagonist that blocks the opiate receptor, thereby decreasing the effects of and desire to use heroin and promoting a heroin-free state when used on a continual basis. The effectiveness of naltrexone is limited by patient non-compliance. To avoid prescribing therapies which will not be used, physicians typically prescribe this medication only to the small subset of their patients who are highly motivated to comply.
Market Potential for Tetrodin™
We believe that substance abuse involving opiates and their derivatives, including heroin, is one of the major problems in the world. Its eradication at source is an important goal of the U.S. Drug Enforcement Administration. Billions of dollars are spent in North America each year on control at source, medical care and social programs to control and support addicts and their families. Estimating the size of the global market for Tetrodin™ is however rendered difficult by a number of factors, including the unwillingness of certain countries to recognize the extent of the problem; the inclusion in statistics only of addicts in treatment, as opposed to the total number of those addicted who might benefit from treatment. Recent estimates published by the WHO point to the existence of over 210 million known addicts worldwide. The following table summarizes the potential market size in several principal markets.

Region	U.S.	European Union		China	Total
Opiate Addicted Population	2.6 million(1)	3.5 million	(3)	3.0 million(4)	9.1 million
Population Receiving Treatment	1.1 million(2)	375,000	(3)	1.0 million(4)	1.6 million

(1)	“Global Illicit Drug Trends”, published in 2000 by the United Nations Drug Control Policy Agency, estimated (at p. 186) that in the U.S. hard-core heroin abusers amount to 980,000 people.

(2)
The 2001 National Household Survey on Drug Abuse reports that 1.1 million people are receiving treatment for an illicit drug problem at a specialty facility. The survey also reports that the estimated number of persons aged 12 or older needing treatment for an illicit drug problem was 6.1 million in 2001.

(3)	European Monitoring Centre for Drugs and Drug Addiction 2000 Annual Report and the 1999 Annual Report estimate that approximately 25% of persons addicted actually received treatment.

(4)	Xinhua News Agency, the official Chinese government news agency, reported (February 9, 2001) that the number of registered drug addicts receiving treatment exceeded 860,000.

Anaesthesia Market — Tocudin™
Tocudin™ is the Company’s third TTX platform application under development. Early indications are that Tocudin™ may have a potential for use in local anaesthesia and sedation.
Local anaesthesia usually involves the injection of a local anaesthetic drug with a needle. There are some other ways of delivering local anaesthetic drugs, but currently injection is still the most common method of delivery. Local anaesthetics work by blocking nerve impulses. At a cellular level, this occurs by blocking sodium channels in the nerve membranes. When sodium channel is blocked in this way, the nerve cannot conduct an impulse and therefore no sensation can be transmitted. Different local anaesthetic drugs differ in their side effects, dosages and duration of action.
Regional anaesthesia involves the injection of local anaesthetic drugs in such a way that a large number of nerves are blocked. This results in large regions of the body being without sensation. This is similar to local anaesthesia, but takes advantage of certain attributes of the body in order to have a larger effect. There are many different methods depending on which area of the body needs to be affected. In the case of spinal anaesthesia, for example, local anaesthetic drugs are injected into the fluid surrounding the spinal cord. The drug is able to spread in this fluid and, therefore, a small amount of the drug can affect a large number of nerves. A spinal anaesthetic can result in the loss of sensation of the entire lower half of the body and is often used for surgery on the legs or lower abdominal area.
Sedation can be accomplished with a variety of medications. Most of the time, these medications are given through an intravenous line directly into the bloodstream of the patient. Less commonly, inhaled gases or medications injected into muscles, can be used to provide sedation. Ultimately, even those forms of delivery depend on the drug reaching the patient’s bloodstream and then affecting the brain.
Some types of surgery, such as ocular surgery, require the patient to remain conscious and a general anaesthesia cannot be used. In addition, unlike general anaesthesia in which medications are used that affect the brain in a way that causes unconsciousness and which generally require a hospital setting, many surgical procedures requiring only a local or regional anaesthetic can be carried out in an office setting. Office-based surgery and anaesthesia are two of the fastest growing venues in medicine today (Dr. M.E. Koch and Dr. R.C. Goldstein — “Office-Based Anaesthesia: State of the Art” — published 1998).
Currently Tocudin™ is in early pre-clinical studies and further development, analysis and assessment of market potential is required before proceeding to the next stage.
Business Strategy
Our long term goal is to develop and commercialize products for the management of acute and chronic moderate to severe pain and the treatment of opiate withdrawal symptoms. To achieve this goal, we plan to expand from our current expertise in research, preclinical development, clinical development and manufacturing to marketing and sales capabilities (either on our own or through licensing agreements with others). However, in view of our current financial situation, we have determined to restrict our activities and focus on our clinical trial program for TTX.

Subject to the restrictions noted above, we intend to pursue two principal routes:
•
to initially develop the three therapeutic applications of tetrodotoxin, Tectin™, Tetrodin™ and Tocudin™, through Phase II or possibly Phase III clinical trials, before seeking an alliance with strategic partners in the pharmaceutical industry to assist in filing, registration, worldwide marketing and distribution and further, to use our experience in biochemical analysis and neuro- biology to further identify and develop other biological toxins;

•
Our main focus is to commercialize Tectin™ to manage advanced cancer pain followed by other pain indications. Our strategy was to select an application for an unmet medical need. As the management of advanced cancer pain currently falls into this category, we believe that this will facilitate the regulatory approval process to achieve early commercialization of Tectin™ for this indication. Tectin™ is in Phase III clinical development in Canada and Phase IIa clinical development in China for the management of advanced cancer pain. In June 2007, WEX received a NOL from Health Canada for conducting a Phase III clinical trial of Tectin™ in cancer pain. The Company has commenced pre-trial activities with patient recruitment to begin in the near future. Development and commercialization of Tectin™ for other pain indications may involve lengthy regulatory approval processes, clinical trials and substantial resources. See sections titled “Description of the Business — Clinical Trials — Tetrodotoxin” and “Risk Factors”.

•
Tetrodin™ is the Company’s second application of TTX, for management of pain and other symptoms associated with opiate withdrawal. Tetrodin™ has completed a Phase IIa clinical trial for methadone maintenance patients in Canada. The Company has postponed development and testing of its opiate addiction withdrawal drug in China until ownership of a Chinese patent is resolved. In addition, due to limited resources and the Company’s primary focus on the commercialization of Tectin™ for advanced cancer pain, the Company will not pursue the development of Tetrodin™ until further resources are available or a partnership or collaboration is entered into. See sections titled “Description of the Business — Intellectual Property” and “Risk Factors”.

•
Tocudin™ is the Company’s third application of TTX, for use as a local anaesthetic. The development of this drug is currently in the pre-clinical stage and further development and commercialization plans are pending allocation of additional resources.

•
to enhance the relationships established over a number of years with medical research institutions in North America and China along with the Company’s work in the drug development and clinical trial process in order to identify and acquire the rights to commercialize new drug discoveries in the area of pain management in the future.

Marketing and Sales, Manufacturing, and Research Agreements
An important aspect of our product development and commercialization activities is the establishment of marketing and sales, manufacturing, and research agreements. These collaborations provide access to capacilities and facilities that would be difficult and expensive to establish in-house.

Marketing and Sales Agreements
The Company plans to fund the cost of clinical trials from capital funding at least until the beginning of Phase III for Tectin™ and Phase IIa for other applications. In the later stage of clinical trials, the strategy will be to seek out strategic alliances or partnerships with established pharmaceutical firms with a view to attracting financial participation for the later phases of clinical development and regulatory approval and/or to take advantage of their product distribution systems. Such strategic alliances or partnerships could take several forms ranging from traditional licensing agreements, with upfront payments, milestone payments, and royalties, to joint ventures, with profit sharing arrangements.
On May 10, 2007, the Company concluded a termination agreement (the “Termination Agreement”) with Esteve which terminated the collaboration on the development of all our product candidates derived from Tetrodotoxin. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe. The agreements terminated by the Termination Agreement are:
•	License and Collaboration Agreement dated November 27, 2002;

•	Supply Agreement dated November 27, 2002;

•	Letter dated July 28, 2003; and

•	Revised Collaboration Letter dated March 9, 2005.
As a result of the Termination Agreement, WEX gains exclusive worldwide rights to all its intellectual property predating the collaboration as well as intellectual property developed by the parties during their collaboration.
On June 26, 1998, NMLP and WEX-HK entered into a distribution agreement for Tetrodin™ with the Beijing Drug Dependence & Prevention Servicing Centre, a government-owned entity, under which the Centre is granted exclusive marketing rights for Tetrodin™ in China. Due to the lack of clinical trial activity in China, which could take years to complete, it is unlikely that the Company will realize any revenues from this distribution agreement in the foreseeable future, and the Company may never realize any such revenues.
Manufacturing Agreements
Pursuant to a Manufacturing and Option Agreement between the Company and Sandoz Canada dated March, 2004, Sandoz Canada manufactures WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. The term of this agreement has expired; however, the parties are continuing to operate under its terms. Pursuant to this agreement, Sandoz Canada has a right of first refusal to acquire an exclusive license for the Company’s injectable products in Canada. See “Manufacturing of Tetrodotoxin — North America — Manufacturing” for further details.
Research Agreements
On July 24, 2006, we signed a term sheet with CMCH associated with Children’s Hospital Boston, under which CMCC will license to WEX its patented technology for the use of TTX for prolonged local anaesthesia, which will allow the Company to expand its pipeline of TTX-based pain management products. Local anaesthetics have a limited duration of action but combinations of local anaesthetics with naturally occurring toxins, such as TTX, exhibit the potential for increasing the analgesic effects for a much longer period, with potential applications including post-surgical pain. The agreement, which WEX is presently negotiating, is expected to provide a royalty to CMCC on revenues earned by WEX following commercialization of any new products as a result of the collaboration.
NMLP has entered a research agreement with Shanghai Jiaotong University for the development of bionanlytical method for TTX.

Regulatory Requirements
A variety of legislation governs the manufacture and sale of pharmaceutical products.
When a company wishes to market a new drug, it must present substantial scientific evidence of the product’s safety, efficacy and quality as required by the Food and Drugs Act and Regulations in Canada, or the FDA in the U.S. A company must submit a complete dossier to the regulatory authorities in each of the countries where it wishes to market a product, and each authority may require additional studies to meet local specific regulatory requirements prior to the granting of marketing approval. In Canada, the authority having jurisdiction over the review and approval of new drugs is HC. The FDA, the EMEA and the State Food and Drug Administration (“SFDA”) have similar jurisdiction in the United States, Europe and China respectively.
The purpose of the pre-clinical studies is to determine the pharmacology, toxicity and metabolism of a new drug in animals before it is administered to humans. All of the data collected during the pre-clinical studies must then be presented to the regulatory authority in the country concerned to obtain formal approval to perform clinical studies in humans. This process is called an Investigational New Drug (“IND”) application in the United States or a Clinical Trial Application (“CTA”) in Canada.
Clinical drug development is often described as consisting of four temporal phases (Phase I-IV). Each Phase may be required to be undertaken in different stages, with the results of each stage being reviewed before approval is given for the next stage.
Phase I (Human Pharmacology Stage) starts with the initial administration of investigational new drugs into healthy volunteers. The objectives are to explore drug metabolism and drug interactions, to estimate the initial safety and tolerability at an early stage.
Phase II (Therapeutic Exploratory Stage) seeks to determine the dose and regimen for Phase III trials, and to provide basis for confirmatory studies design, endpoints and methodologies. Studies in Phase II are typically conducted on a group of patients who are selected according to relatively narrow criteria, leading to a relatively homogeneous population and are closely monitored.
Phase III (Therapeutic Confirmatory Stage) is used to confirm the therapeutic benefit, to refine the understanding of the benefit/risk relationship in general or with respect to special populations, or to demonstrate that a drug is safe and effective for use in the intended indication and recipient population. This type of study is considered as Pivotal. However, in some situations, it could be used in Phase IIb/III stage.
Phase IV (Post-Marketing Approval) begins after drug approval. These studies may or may not be considered necessary for approval but are important for optimizing the drug use.
HC or the FDA may hold or interrupt clinical studies if the safety of the subjects is compromised. Once the Phase III has been completed, the company will prepare a registration dossier which includes the technical (chemistry, manufacturing and controls) as well as the pre-clinical and clinical studies demonstrating the quality, efficacy and safety of the product for market authorization. This application is known as a New Drug Application (“NDA”) in the United States or as a New Drug Submission (“NDS”) in Canada.

Drug manufacturing is also regulated. Companies are required to ensure that they comply with Good Manufacturing Practice (“GMP”) regulations, which are quality standards that require the control of production activities, raw-material procurement, complaint handling, product recalls and labelling.
The Chinese regulatory system for new drugs, administered by the SFDA, provides several categories for approval, one of which (Class 1) relates to new drugs first approved in China resulting from research and development in China and intended for distribution in the West. If first approved in China, Tectin™ and Tetrodin™ would, to our knowledge, be the first drugs in this category to be approved by the SFDA. Class 2 relates to new drugs already approved in the West for which approval is sought in China. It is a requirement of approval for the manufacture and distribution of any new drug in China that the applicant has manufacturing capacity in China operating in accordance with approved GMP standards. NMLP currently meets this requirement. Generally, the SFDA’s approval process will follow procedures broadly similar to the process in other Western countries, such as Canada and the United States.
Fast-Track or Priority Review Procedure
The FDA, HC and other regulatory agencies have fast-track designation programs or Priority Review which are intended to accelerate the review process of new drugs used for the treatment of serious or severe debilitating diseases or conditions for which there is no currently available therapy.
Clinical Trials — Tetrodotoxin
Pre-Clinical Studies Involving TTX
Commencing a decade ago, principally in the research facilities operated by NMLP and in medical research institutions under agreements with NMLP, TTX was tested in animal models for the experimental treatment of opioid withdrawal. These observations led to the study of TTX at clinical doses as a systemic analgesic in various species and to the discovery that the compound is up to 3,200 times as potent as morphine in rats.
Comprehensive primary and secondary pharmacology and toxicology studies had been performed according to Good Laboratory Practices (“GLP”) through CROs in Canada and Europe. The results qualified the Company to file and maintain active IND status with Health Canada, the U.S. FDA, and China’s regulatory bodies.
TTX Product Applications — Clinical Trials — Stages of Development
We have chosen for our initial focus and regulatory approval three potential therapeutic indications from TTX. These are summarized in the table below.

Stage of Development
Potential Applications	Disease Focus	in Canada(1)
Tectin™	Moderate to severe pain	Phase IIb/III(2)(3)(4)
Tetrodin™	Opiate Addiction Withdrawal	Phase IIa(2)(5)
Tocudin™	Anaesthesia	Pre-clinical

(1)	For a description of the stages of development in the drug approval process, see section titled “Description of Business — Regulatory Requirements”.

(2)	Phase I clinical trials completed in 2001. Phase IIa Tectin™ clinical trial completed in 2003.

(3)	Phase IIb/III clinical trial for Tectin™ commenced in 2004 and were terminated in 2006 after an interim analysis as per the recommendation of the DMC.

(4)	In June 2006, the Company received permission from Health Canada to commence a Phase III clinical trial for Tectin™.

(5)	Phase IIa clinical trial for Tetrodin™ approved by HC in 2002. The protocol was updated and submitted to Health Canada in August 2004. The study was completed in Jan 2005.

Tectin™ — Results of Clinical Trials - China
Overview
The Company’s leading potential application, Tectin™, is designed for the analgesic (pain killer) market, specifically targeting inadequately controlled pain in patients with advanced cancer. The Company’s initial research into tetrodotoxin (TTX) focused on the indications of opiate addiction withdrawal, but in the early phase of pharmacological studies of TTX, it became apparent that the prime factor in its ability to reduce or eliminate the severe symptoms of withdrawal, was its ability to reduce pain. The Company pursued further research on the ability of TTX to alleviate pain and obtained preliminary positive results.
Studies in China
In addition to pre-clinical studies, small quantities of TTX were made available to selected hospitals and clinics in China and a limited amount of testing was undertaken through compassionate-use by patients suffering from chronic malignant pain. A total of 11 patients who experienced metastatic cancer (liver, stomach and rectal) and who complained of high levels of pain despite opioid treatment reported substantial improvements in pain relief and quality-of-life measurements were also markedly improved. No signs of addiction occurred during or after the treatment. These patients reported continued pain relief lasting up to three weeks. The Phase II clinical development for Tectin™ was approved in China in February 2004 and commenced in July 2004. The first part of the dose-ranging preliminary study results was disclosed in October 2005.
Tetrodin™ — Results of Clinical Trial — China
Overview
Our second potential application Tetrodin™ is designed to treat heroin and other opiate addiction to substances such as morphine, opium and methadone.
We believe that treatment with Tetrodin™ can effectively reduce or eliminate the pain and other symptoms associated with withdrawal while the body eliminates the opiate residue to the point where it is no longer detectable in the bloodstream. Following initial detoxification, continued treatment with Tetrodin™ could ensure that the physical dependence will be reduced to a minimum.
Preliminary Studies in China
Prior to 1995, the regulatory system governing the approval for the manufacture and marketing of new drugs in China was administered at the provincial level and considerable pre-clinical testing of Tetrodin™ was undertaken in compliance with provincial regulations. Pre-clinical research found Tetrodin™ to be a non-addictive agent that is significantly more effective than clonidine for the treatment of withdrawal in primate models of opioid addiction. In 1995, the SFDA, an agency of the Chinese central government was formed and new regulations required pre-clinical testing to meet new and enhanced standards.

The Company completed a number of additional pre-clinical tests and submitted the results, which validated previous findings, to the SFDA.
In addition to pre-clinical studies, small quantities of Tetrodin™ were made available to selected Chinese state-run addiction clinics for compassionate use and a certain number of opioid addicted patients were treated. Treatment began with a period in which the patient was given a low dosage of Tetrodin™ by one intra-muscular injection a day for three to seven days. The studies indicated that, over the next 72 hours, the body eliminated the remaining opiate residue to the point where it was no longer detectable in the bloodstream. For up to a week following the initial detoxification, the patients continued treatment with reduced levels of Tetrodin™ injections to ensure that the physical dependence was reduced to a minimum.
Some minor effects, such as numbness in the fingertips, tingling of the lips and, in some cases, vomiting, were observed from treatment with Tetrodin™, but these symptoms generally disappeared within two hours of receiving treatment.
Clinical Trials in China
An application analogous to an IND application in Canada was submitted to the Chinese SDA (now SFDA) in December 1999. The IND review and approval was postponed to 2002 because of a reform of China’s drug administration and drug registration procedures. On March 13, 2002 the Company received an approval letter for a new drug clinical trial issued by the SFDA. The Phase I clinical trial was conducted in the National Clinical Pharmacology Center, from May 2002 to July 2003. This study, including the archiving of essential documents, was conducted in compliance with guidelines issued by the SFDA.
Forty nine healthy volunteers participated in a sequential design, randomized, double-blind, acute single ascending dose study and twenty-five healthy volunteers participated in an open label, ascending multiple dose study.
All participants completed the study; none were withdrawn from or discontinued the study. The results showed that TTX is well-tolerated in acute single intramuscular doses of up to 55 μg (micrograms). The intensity of the reported adverse events was generally mild or moderate. At the highest doses, numbness of lips, fingers, and toes typically occurred. Tetrodotoxin was found to have no adverse cardiovascular effect at any dose level. Blood, urine, kidney and ECG results were all in the normal range for all subjects.
In January 2005, the Company received an approval letter for Phase II clinical trials on opiate withdrawal from the SFDA. Due to limited resources and until ownership of a Chinese patent is resolved, the Company has postponed development, testing and has not commenced Phase II clinical trials for Tetrodin™. See sections titled “Description of Business — Business Strategy”; “Intellectual Property” and “Risk Factors”.
Tectin™ and Tetrodin™ — Results of Clinical Trials — North America
The Phase I clinical studies in North America were applied both to Tectin™ and Tetrodin™. The trials were conducted by Ventana Clinical Research Corporation (“Ventana”) of Toronto at Sunnybrook Women’s Hospital in Toronto.
The Phase Ia clinical trial was completed by Ventana in January 2001 and the Phase Ib & Ic trials were completed in June 2001. A subsequent IND application for Phase IIa clinical trials was filed with Health Canada in July 2001 and a NOL letter was received at the end of August 2001. The Phase IIa was a dose-ranging study with up to 6 dose levels in chronic cancer patients whose severe pain was inadequately controlled by current opioid therapies. A Phase IIb/III pivotal trial for Tectin™ was filed in November, and a NOL letter was received at the end of December 2003.

In December 2003, the Company received permission from Health Canada to commence an open-label compassionate-use clinical trial in various types of pain other than those associated with cancer.
The Phase I trial in healthy volunteers consisted of two parts. The first study, WEX-001, “A Sequential Design, Randomized, Double-Blind, Acute Single Ascending Dose study of the Tolerance of Intramuscular Tetrodotoxin in Healthy Volunteers”, tested single doses of the active drug in an ascending manner from very small to high doses, in the microgram range. Each dose was tested in separate groups of eight subjects with six receiving active drug and two receiving placebo. Measures included 12-lead and telemetric ECG, vital signs, neurological examination, a cold-pressure pain test, a digit-symbol substitution test and subjective scales. All doses, including the highest dose given, were well tolerated. The most commonly reported side effects were numbness and tingling at peripheral sites such as the fingers, toes and lips.
The second study, WEX-002, “A Randomized, Double-Blind, Placebo-Controlled Study of Multiple-Dose Tolerance of Intramuscular Tetrodotoxin in Healthy Volunteers”, was completed on June 18, 2001. During this study, TTX was tested intramuscularly in doses of 7.5 μg up to 48 μg every four hours, four times per day, for four days. Each dose was tested in a separate group of 8 subjects, 6 receiving active drug and 2 receiving placebo. Based on this study, the maximum tolerated multiple dose of TTX in healthy normal volunteers was determined to be 36 μg intramuscularly every four hours, four times daily for 4 to 7 days.
The Phase IIa study, WEX-003, “An Open, Multi-Dose Efficacy and Safety Study of Intramuscular Tetrodotoxin (Tectin™) in Patients with Severe Cancer-Related Pain” was completed during the first quarter of 2004. This Phase IIa trial involved patients with advanced cancer disease who had not achieved adequate pain relief employing current established drug therapies.
Twenty-four patients received a total of 31 treatment sessions. Fifty-five percent (17/31) resulted in a full or partial analgesic response based on objective criteria (> 33% reduction in pain intensity as reported in the Brief Pain Inventory). Seventy-one percent (22/31) of the subjects were considered to have benefited from Tetrodotoxin treatment based on both objective criteria and clinical judgment. Onset of analgesia was cumulative, beginning about the third treatment day, and often persisting for many days beyond the final injection. Two subjects had complete analgesic response up to at least Day 15.
The Company released its final results of the Phase IIa trial at the 2nd Joint Scientific Meeting of the American Pain Society and Canadian Pain Society held in Vancouver, Canada in May 2004. The results of the Phase II study have been accepted for publication in a peer reviewed journal (Journal of Pain and Symptom Management).
The Phase IIb/III study, WEX-014, “A Multicentre, Double Blind, Placebo-Controlled, Parallel-Design Trial of the Efficacy and Safety of Subcutaneous Tetrodotoxin (Tectin™) for Moderate to Severe Inadequately Controlled Cancer-Related Pain” began in May 2004 and was conducted at 29 centres across Canada.
In June 2005, the Company received a NOL from Health Canada to amend the Phase IIb/III clinical trial protocol for Tectin™ in moderate to severe inadequately controlled cancer-related pain. The patients’ recruitment rate was lower than anticipated with about 35% of the required patients enrolled and dosed. The Company determined the amendments necessary in order to complete the study in a timely manner without compromising objectives and patient safety. The amended protocol simplified the study, increased patient eligibility, lessened the burden on patients and as a result, reduced the workload required by the physicians and their clinical teams. This was expected to help accelerate patient recruitment. WEX’s clinical team met personally with each participating centre to introduce the amended protocol and facilitated its smooth implementation.

An interim analysis was performed in March 2006 after 73 patients (half the projected total patient sample size) were enrolled and completed the study. Data was reviewed by the DMC . The primary objective of the DMC was to evaluate the unblinded results on the primary efficacy outcome, review the safety data and make recommendation to the trial sponsor regarding continuation or early termination of the study. The DMC did not have any serious concerns about the safety profile of Tectin™. Based on the results of the planned intent-to-treat and efficacy population, the DMC concluded that the results of the primary efficacy endpoint (a statistical difference from placebo in pain reduction) would not have been able to succeed in demonstrating efficacy of drug over placebo, leading to the DMC’s recommendation to terminate the trial. However, the DMC emphasized in their letter that their conclusion “should not be taken to exclude the possibility that the drug is an effective analgesic, or indeed, that an analgesic signal might be discerned from the existing data if other analyses are performed”.
In light of the DMC’s recommendations, the Company conducted a detailed analysis of the data generated by the study. Decreased intake of opioids and analgesics, and quality of life parameters such as physical functioning or emotional functioning (general activity, walking ability, normal work, mood, sleep, etc.), which were not examined by the DMC, were evaluated in this analysis. Analysis of secondary endpoints and an exploratory post hoc analysis suggested that there might be a robust analgesic effect if a composite endpoint was used including either decrease in pain level or reduction in opioid dose, plus improvement in quality of life. The re-analysis of the data was presented to Health Canada, and the regulatory agency unanimously approved the Company’s request to resume the clinical development of Tectin™ in cancer- related pain.
The Company filed a CTA with Health Canada for conducting a Phase III clinical trial in cancer pain for Tectin™. In June 2007, WEX received a NOL from Health Canada, permitting the Company to conduct the trial. This will be a multi-centre, randomized, double-blind, placebo-controlled trial (TEC-006), which will include approximately 120 patients with moderate to severe cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. The Company has commenced pre-trial activities with patient recruitment to begin in the near future.
The continuation study WEX-014OL, “A Multicentre, Open-Label, Long-Term Efficacy and Safety Continuation Study of Subcutaneous Tetrodotoxin (Tectin™) for moderate to Severe Cancer-Related Pain” which was designed to allow those patients originally enrolled in the Phase IIb/III trial to receive treatment with Tectin™ in order to further study drug efficacy and safety has also been terminated.
A study on the efficacy and safety of Tetrodin™ alleviating Naloxone-precipitated withdrawal in Methadone maintained subjects was completed in December 2004. The results of the study suggest that the use of a four-day pre-treatment regimen of 30 μg of subcutaneous tetrodotoxin, two times a day, prior to the initiating of withdrawal symptoms with naloxone, does not alleviate the withdrawal symptoms, as assessed in 14 methadone-maintained subjects. However, the results are not conclusive since the study included a relatively small number of subjects with a large variation in response, a small carryover effect was observed from one treatment period to the next and in this pre-treatment study design tetrodotoxin was not administered while subjects were experiencing withdrawal symptoms.

A significant finding from this study was that the safety profile of tetrodotoxin was similar to that observed in previous studies and that the administration of naloxone following tetrodotoxin versus placebo treatment did not produce different safety profiles.
Most importantly, the experience with this study has helped the Company to better understand tetrodotoxin’s mechanism of action, such that tetrodotoxin treatment may only be effective when administered during the withdrawal period. Hence, it is possible that in a larger study with a different treatment regimen, tetrodotoxin may prove to have clinical efficacy in this indication.
The Company will continue to focus its efforts on the commercialization of Tectin™ for pain management and therefore, will not pursue the development of Tetrodin™ in Canada until further resources are available or a partnership/collaboration is entered into.
In May 2006, the U.S. FDA approved an IND application to initiate a clinical trial of Tectin™, derived from TTX, under a US-IND number.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data were available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
Tocudin™ — Pre-Clinical Studies
Tocudin™ is currently in early pre-clinical studies discovering its anaesthetic properties. All pre-clinical testing for Tocudin™ is being done in China by NMLP. Although the Company expects to develop a plan to perform clinical trials in Canada, it does not expect to secure such plans until further resources are available.
Research, Development and Manufacturing
China
Additional research and development and manufacturing activities are conducted by NMLP at its facilities in Nanning, Guang Xi province. Standard Operating Procedures (“SOP”), in both Chinese and English, have been established for the extraction, process, analytical methods and manufacturing systems used in the plant. The plant has been upgraded to meet Chinese GMP. Activities are focused on three principal areas: first, the manufacture of active pharmaceutical ingredients and the finished products of TTX based product candidates; second, the screening and discovery of new compounds for various therapeutic areas; and third, the performance of various animal studies for research and patent purposes in the plant’s qualified pharmacology laboratory. We believe that there are certain cost-effective advantages in having R&D/manufacturing operations in Nanning, China, such as competitive cost of doing business and availability of qualified personnel (i.e. research scientists and experienced pharmaceutical management team).
Manufacturing of Tetrodotoxin
Through NMLP’s proprietary processing equipment, tetrodotoxin is extracted from the liver, ovaries and intestines of the puffer fish (parts that are not edible and are discarded as waste) and then refined using NMLP’s proprietary process. The puffer fish is found in abundance in the China Sea and other warm waters in Asia. While no commitments have been made to purchase the puffer fish waste, we have held discussions with a number of potential suppliers, and we believe we will experience no difficulty in obtaining sufficient raw material at reasonable prices.

China — Manufacturing Facility
It is the Company’s intention that the Nanning facility will be used to manufacture our TTX-based product candidates, for sale in China. At present, the facility operates to GMP standards in China and has manufactured the clinical materials used in Phase I/II clinical trials in Canada to date. In order to meet GMP standards for finished products required for export to world markets, the Company’s current manufacturing facility will need to be upgraded or a new facility will need to be constructed, if the Company elects to manufacture product in China for export around the world. In light of China’s membership in the World Trade Organization (“WTO”), it is expected that GMP standards in China will eventually be harmonized with international standards. The timing of the harmonization of China’s GMP standards with international standards is not determinable at this time. If FDA and international GMP standards for drug products cannot be met in China, the Company will need to build a manufacturing facility in a more suitable country or contract manufacturing of the TTX drug to a third party to meet the required international GMP standards. The Company will finalize its manufacturing strategy as the TTX product candidates advance further in the commercialization process.
In November 2005 the Company received a positive response from the U.S. FDA in regard to the Chemistry, Manufacturing and Controls (“CMC”) section of its upcoming IND dossier for Tectin™. The FDA indicated that they have no concerns with the CMC at this time.
In March 2006 the Company received an inspection report of its manufacturing plant in China. This inspection was conducted by an independent research organization at the request of our former co- development partner, Esteve, to ensure that the facilities met GMP requirements.
The report concluded that the manufacturing facilities of NMLP, a 97%-owned subsidiary of the Company, are physically and organizationally of a high quality standard and conform to GMP codes. Furthermore, any deficiencies observed at NMLP were determined to be minor and not likely to compromise the purity of the API (Active Pharmaceutical Ingredient) produced, or its safety and efficacy in clinical use.
North America — Manufacturing
As noted above, in March 2004, an agreement was signed with Sandoz Canada to manufacture WEX’s clinical lots of Tetrodotoxin for Canada, the United States and Europe. The term of this agreement has expired; however the parties are continuing to operate under its terms. The agreement provides Sandoz Canada with a first right of refusal to acquire an exclusive license for WEX’s injectable products in Canada in exchange for manufacturing clinical lots for WEX at a favorable price during an initial three year term. The three year term of the agreement expired in early 2007 and WEX is presently negotiating with Sandoz Canada to extend the term. If successful, WEX will have in place a North American cGMP facility for clinical manufacturing of its product candidates. This arrangement reduces regulatory risk for North American and European jurisdictions as this GMP plant is approved by regulatory agencies such as, the FDA, HC and EMEA. In addition, management believes this contract manufacturing arrangement will satisfy requirements of potential licensing partners for an uninterrupted supply of current GMP- quality clinical goods. The agreement does not cover commercial manufacturing. See “Risk Factors”.

Manufacturing of Other Products
NMLP also carries on some limited manufacturing of therapeutic pharmaceuticals, ranging from therapeutic drugs to generic pharmaceuticals and traditional Chinese remedies.
A number of drugs are licensed by China’s SFDA and are manufactured by NMLP which are currently for sale exclusively in China. The generic drugs include: Cerebropretein Hydrolysate — a biological drug developed by NMLP in 1996. It contains 18 amino acids, in which seven kinds are essential amino acids in human and small molecular polypeptide. This product can cross the blood-brain barrier rapidly, stimulate protein synthesis and hypophysis hormone release and adjust glucose and oxygen utilization in the brain. It alleviates lipid peroxide reactions and improves the recovery for unbalanced calcium stabilization in neurons. It promotes neurofibril growth and increases the supply of blood and oxygen in the area of cerebral injury as well. This product targets cerebral thrombosis, encephalorrhagia and their sequelae, inadequate blood supply in cerebra, pre-senile and senile dementia, atelencephalia, cerebral palsy, newborn asphyxia, parkinsonian syndrome, attention deficit disorder in children, and epilepsy. In addition, it can be used as adjunct medicine for acute intoxication of hypnotic, organophosphorus, alcohol and carbon monoxide; Clindamycin Phosphate injection for respiratory and dermal infection (which is currently manufactured by a third party); and various other generic drugs for various medical indications.
NMLP holds a National Pharmaceutical Manufacturing License to produce health care and pharmaceutical products for China and the international market, both on its own account and for foreign companies planning to produce or package product(s) for sale in China.
The Nanning facility is capable of producing most of the standard sizes and containers of products being sold in China. Current licensed pharmaceutical products are packaged in 10 millilitre, 5 millilitre and 2 millilitre ampoules and annual production throughput is a potential total of 30,000,000 units per year. The Company signed a licensing agreement in March, 2004 with a Canadian company for worldwide rights to market Capsaicin Cream, (in mild, regular, and forte strength formulations), a topical vanilloid compound to relieve neuralgia and pain associated with osteoarthritis, rheumatoid arthritis and diabetic neuropathy. A Drug Identification Number (DIN) for each strength was issued under WEX’s name from Health Canada in March 2004 which permits WEX to market the drug in Canada. After further evaluation of marketing studies in China and Canada and the high costs involved, the Company decided not to proceed with marketing of this product.
Intellectual Property
Patents
The Company and the pharmaceutical industry in general attach great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the Company’s success depends, in part, on our ability to obtain patents or rights thereto in order to protect its proprietary technologies and carry on its activities without infringing the rights of third parties.
WEX’s strategic approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back-up patent positions in commercially significant areas. The Company will seek to protect our proprietary technology by filing patent applications, unless it is believed that keeping an invention a trade secret is preferable. The Company’s policy is to require all employees, consultants, members of advisory boards and parties to collaborative agreements to enter into agreements which typically provide that, among other things, specified information obtained or developed during the relationship remain confidential and that any work produced belongs to the Company or NMLP, as applicable. However, not all assignments have been made by inventors.

The Company intends to seek patent protection for our proprietary discoveries, in addition to the United States and China, in Canada, Europe, Japan and other countries which might offer a significant potential market for our products.
As of June 29, 2007, including patent applications developed during the collaboration with Esteve, WEX held the rights to 111 patents or patent applications filed in 28 jurisdictions including the European and Eurasian regional jurisdictions which correspond to 19 patent families.
As no patent protection is available for native compounds such as the TTX compound derived from the puffer fish, the Company’s intellectual property portfolio includes patents to protect therapeutic uses, dosages; manufacturing and purification of TTX; derivatives; combinations; formulations and administration processes such as: the use of Tetrodotoxin or analogues for the treatment of drug dependence; the systemic administration of Tetrodotoxin and analogues for the treatment of pain; the use of Tetrodotoxin or analogues and a local anaesthetic for producing local anaesthesia and analgesia in nerve tissue; compositions of and use of Tetrodotoxin or analogues with an opioid analgesic for the treatment of pain; compositions of and use of Tetrodotoxin or analogues with a cyclooxygenase inhibitors such as aspirin for the treatment of pain; formulations of Tetrodotoxin or analogues for the treatment of pain or drug dependence; methods and apparatus for extracting Tetrodotoxin; and methods of purifying Tetrodotoxin.
In November 2005 the Company requested its U.S. Patent No. 6,407,088 “Method of Analgesia” be re- examined in light of prior art discovered during an extensive search conducted by the Company. The re- examination is intended to introduce such changes to the scope of the patent as may be necessary to ensure that it is valid and enforceable. The Ex Parte re-examination proceedings are in progress and a response to the Second Final Office Action is due on August 12, 2007. Further, the European Patent Office initially refused to grant a patent in respect of this same subject matter. That refusal is currently under appeal by us and we are resubmitting the application amending the characterization of the patient group to late term cancer patients. The ultimate outcome of the appeal is uncertain at this time.
The Company has been notified that based on the Ruling the SIPO of the People’ Republic of China has changed registered ownership of the drug withdrawal Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China from the Company’s subsidiary, NMLP to one of the two inventors and a third party who alleges to have been an employer of the other inventor. The patent was granted in China on January 22, 2000. Before granting, two inventors assigned their interest in the invention covered by the patent to NMLP. Subsequently the alleged former employer of one of the inventors claimed its employee did not have the rights to assign the invention to NMLP and that the patent belonged to it. WEX filed an appeal of the Ruling and the Court subsequently dismissed the appeal. Even though the Company is currently investigating other legal and business options, until the ownership of the patent is resolved and as a result of financial and other considerations, the Company has decided to temporarily postpone development and testing of its opiate addiction withdrawal drug in China. The Company recognizes its intellectual property leadership in this area and will continue to file new patents in the area of drug withdrawal to strengthen its patent position. This development does not affect other tetrodotoxin related therapeutic indications or other research projects. As with the patent positions of other pharmaceutical and biopharmaceutical firms, we have no assurance that our pending patent applications will result in the issuance of further patents or, for the patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. See section titled “Risk-Factors — Risks Related to Intellectual Property”.

Trademarks
We have applied to register certain trade names for our products. The name Tectin™ is the trademark name for the Company’s investigational pain medication; the name Tetrodin™ is the trademark name for the Company’s drug in clinical testing for addiction withdrawal from opioid abuse; and the name Tocudin™ is the trademark name for the Company’s drug in pre clinical studies for use as a local or regional anaesthetic.
Tectin™ is currently registered in the U.S., and in China. The opposition to it in the European Community has been settled. It has been rejected in Canada due to opposition. The Company is considering an appeal.
Tetrodin™ is registered in the U.S. and allowed in Canada. It has been invalidated in China due to opposition. It is opposed in the European Community.
Tocudin™ is currently registered in the U.S. and the European Community, allowed in Canada, and pending in China.
Competition
Tectin™
Pain management drugs, particularly NSAIDs, are numerous and have many manufacturers. See section titled “Description of Business — Analgesia (pain killer) Market — Overview of Pain Management Industry — Pain Management Market”. The tables below indicate the principal companies and their therapeutic drugs for various pain categories:
Competition — Pain Therapeutics

Company	Drug	Indication	Stage	Mechanism
Élan	Prialt (Ziconotide)	Severe chronic pain	Launched	Calcium channel blocker
Pfizer	Lyrica (Pregabalin)	Postherpetic neuralgia	Approved	Calcium channel blocker
Avanir	Neurodex (Quinidine)	Diabetic neuropathy	Phase III	NMDA blocker
Newron	Ralfinamid (Ralfinamid)	Neuropathic Pain	Phase II	Sodium channel blocker
Neuromed	NMED-160	Chronic pain	Phase II	Calcium channel blocker
The foregoing table should not be construed as identifying all our potential competitors.
In addition, we are aware of a large number of companies that are developing therapies for multiple pain indicators. We have identified at least 30 therapeutic potential applications for various palliative, acute and chronic pain indicators that are currently in pre-clinical studies or in clinical trials. Only two of these, Ziconotide and NMED-160 are non-opioid and could be considered as potential competitors. Ziconotide is more than 1,000 times stronger than morphine but administration of the drug is done by means of a spinal pump injection administered intrathecally.
Tetrodin™
To the best of our knowledge, there is no comparable product to Tetrodin™ currently commercially available anywhere in the world. The following is a summary of the principal alternative treatments for opiate addiction of which we are aware:
•
Methadone is a synthetic opiate which, rather than diminishing the cravings for an opium-based drug (such as heroin or morphine) merely replaces the drug of choice. It is currently the most commonly used treatment for heroin addiction and has been used for the last 30 years. However, methadone users can become dependent upon the drug for the rest of their lives and experience withdrawal symptoms much like those with heroin when they attempt to cease using the drug.

•
LAAM has been approved by the FDA for use against heroin addiction and only needs to be administered three to four times per week, rather than daily, like methadone. Tests done by John Hopkins University School of Medicine (November, 2000) indicated that LAAM is just as effective as high dosages of methadone, but with a lower frequency of administration. The decreased number of visits reduces the inconvenience to the patient and increases the number of patients that a treatment center could treat at one time. LAAM is also addictive, and cessation of use, results in typical withdrawal symptoms. Treatment can be expected to continue for up to the patient’s lifetime.

•	See section titled “Detoxification Market — Overview of Addiction Care Industry”.

Human Resources
In August 2005, Frank Shum stepped down from his position as Chief Executive Officer of the Company. Dr. Edge Wang replaced Mr. Shum on an interim basis until December 2005, at which time was named the President and Chief Executive Officer of the Company.
In September 2005, the Company undertook a restructuring to reduce its costs. The Company reduced its workforce by approximately 35% in both its headquarters in Vancouver and its Hong Kong office.
In March 2006 the Company reduced its workforce in North America by an additional 50%.
Dan Carey, an independent consultant, has joined us as Director of Business Development, Dr. Bill Tian, an independent consultant, has become the Director of our Intellectual Property department, and Helen Chai has become our Associate Manager of Corporate Communications.
Bill Chen resigned his position as Chief Financial Officer (“CFO”) of the Company effective December 31, 2006 for personal reasons. Vaughn Balberan, the Controller of the Company is currently acting as CFO. The search for a replacement is underway.
As at March 31, 2007, the Company employed 85 people in total: eight people are located at WEX’s corporate office in Vancouver, British Columbia, and one in Montreal, Quebec; WEX-HK employs one person in its Hong Kong office; and NMLP employs 73 people at its facilities in Nanning, China and 1 at NMLP’s branch office in Beijing, China. Thirty-eight of the NMLP employees have technical or scientific backgrounds and qualifications.
None of our employees are governed by a collective agreement. We believe our relationship with our employees is in good standing.
Facilities
The Company’s corporate office is located in Vancouver, British Columbia, at Suite 1601, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The 5,516 square feet premises are held under a lease expiring on December 31, 2009. The Company’s subsidiary IWT Bio Inc.’s office is located in Montreal, Canada.
Our Hong Kong subsidiary, WEX-HK, is located in a modern office complex at Unit A2, 13th Floor, Loyong Court, 212-220 Lockhart Road, Wanchai, Hong Kong, China, where it occupies 474 square feet under a lease expiring on March 12, 2008.
NMLP, our principal operating subsidiary, occupies 40,040 square feet of office space and laboratory and manufacturing premises at 9 Huo Ju Road, Nanning, Guang Xi, China held under a lease expiring December 31, 2006. The current processing equipment, filling areas, quality control lab, research lab and all other work and support areas occupy approximately five floors. There is ample room for adding to or expanding the production equipment to increase capacity in the future. We also have an office at Suite 1007, HuaPu International Plaza, No. 19, ChaoYang Men Wai Avenue, Beijing, China, 100020, which administers the clinical trial activities in China held under a lease expiring March 31, 2008.
Management believes that these premises are adequate for our current needs.

Risk Factors
Investment in our Common Shares involves a high degree of risk and should be regarded as speculative due to the nature of our business and because our product applications are still in research and development. Such an investment should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the other information contained in this Annual Information Form and the usual risks associated with investment in a business, the following factors should be considered carefully by investors when evaluating an investment in the Company’s securities.
Risks Related to Our Business
Need for Additional Financing, Liquidity and Capital Resources
As noted above, we have an outstanding Debenture held by several institutional investors represented by UOB. Failure to make any scheduled instalment would entitle the holders to declare the full balance outstanding to be immediately due and payable and may lead the holder to take steps to collect amounts owed under the Debenture. As noted above, in November 2006, WEX-HK concluded an agreement with the holders of the Debenture which provides for more flexible repayment terms designed to provide some relief. See “Description of Share and Debt Capital — Convertible Debenture.”
With our cash on hand, we would have sufficient cash to fund operations for the two months. In order to meet our obligations under the Debenture and to continue to operate our business, we must conclude a financing or restructure the Debenture indebtedness. As noted above, we have been experiencing difficulties in raising financings. Although we are considering financing alternatives, we have no committed sources of additional capital and there is no assurance that financing will be available. Consequently, we may need to curtail or restructure our operations.
Furthermore, even if short term financing is available, additional funds needed for our clinical trial program may not be available to us in the future due to poor capital market conditions or on favourable terms, if at all, and we may be required to delay, reduce the scope of, or eliminate research and development efforts or clinical trials for TTX or other future product candidates. We may also be forced to curtail or restructure our operations, obtain funds by entering into an arrangement with licensing partners or collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish in order to continue our operations.
We must raise substantial additional funding to continue the research and development of our technologies. There is no assurance that we will be able to secure such financing on favourable terms or at all. Any failure or delay in obtaining additional capital may impair or prevent the development or commercialization of TTX or any future products and would have a material adverse effect on our business.
The extent of the funding we will need will depend on many factors, some of which are beyond our control, including: our ability to develop and obtain regulatory approval for TTX and any future products; our ability to establish marketing and sales capabilities and the costs of launching TTX and any future products for our targeted indications; the extent of costs associated with protecting and expanding our patents and other intellectual property rights; market acceptance of TTX products and any future products for our targeted indications; future payments, if any, we receive or make under existing or future collaborative arrangements; the timing of regulatory approvals needed to market products for our targeted indications; the need to acquire licenses for new products or compounds; and compliance with rules and regulations implemented by the SEC, Canadian provincial securities regulatory authorities and the TSX.

Early Stage Development
We have a history of significant losses and a significant accumulated deficit. Other than some minor revenue from generic drug sales in China, we have not generated any product revenue from our TTX products. We may never achieve or maintain profitability.
Our business is at an early stage of development. We have not completed the development of any product candidates and, accordingly, we have not begun to market or generate revenues outside China from the commercialization of our branded product candidates. Our generic drug operations in China have not been profitable in recent years. Our product candidates will require significant additional clinical testing and investment prior to commercialization. A commitment of substantial resources to conduct time- consuming research and clinical trials will be required if we are to complete the development of any of our product candidate applications. There can be no assurance that any of our product candidates will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed. It may take hundreds of millions of dollars to successfully develop a pre clinical or early clinical compound into a marketed drug. It may be several years before any of our product candidates are commercially available. Additional financing may not be available to the Company or may not be available on favourable terms.
As at March 31, 2007, we have incurred losses amounting to a net deficit of $70.4 million and we expect to incur further losses.
Limited Operating History
We have limited business operations and such operations are unrelated to the activities on which we are now primarily focused. We have a history of operating losses and have accumulated a substantial deficit. We are unlikely to realize any earnings or pay dividends in the immediate or foreseeable future.
We have not yet developed any pharmaceutical products that have received regulatory approval other than the few generic drugs sold in China. The successful commercialization of our product candidates is crucial to our success. Successful product development in the pharmaceutical industry is highly uncertain and very few research and development projects produce a commercial product.
To be successful, our product candidates must be developed and manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. In order to develop and manufacture our product candidates in commercial quantities, if we elect to do so, we will need to develop our own laboratory and manufacturing facilities to international cGLP (current Good Laboratory Practices) and cGMP (current Good Manufacturing Practices) standards or contract with third parties to manufacture our product candidates. No assurance can be given that we will be able to make the transition to commercial production.
The marketing and penetration of target markets for our drug product candidates may also be challenging. We intend to rely substantially on the exploitation of our product candidates that are currently in development for our future earnings. If any of these product candidates does not become commercially saleable for whatever reason, our future earnings or ability to generate revenues will suffer. If the product candidates become commercially saleable, our future financial performance will then depend on the successful introduction and customer acceptance of our product candidates.

Clinical Trials
The results of pre-clinical studies, initial and later stage clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later testing or trials.
Pre-clinical tests and Phase I and Phase II clinical trials are primarily designed to test safety and to understand the side effects of our product candidates at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials. A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results may not predict results from studies in larger numbers of subjects drawn from more diverse populations, and also may not predict the ability of our product candidates to achieve their intended goals, or to do so safely. We will be required to demonstrate through larger scale clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. To date, long term safety and efficacy have not yet been demonstrated in clinical trials for any of our product candidates. If results fail to demonstrate sufficient safety and efficacy in ongoing clinical trials, we will experience potentially significant delays in, or be required to abandon development of, those product candidates. In particular, our business and future revenues will depend on the detailed results of our product candidates supporting the regulatory standards in the applicable countries.
Our share price could decline significantly if those clinical results are not favorable, are delayed or are perceived negatively. The results may not be favorable or viewed favorably by us or third parties, including investors, equity research analysts and potential collaborators. Share prices for life sciences companies have declined significantly in certain instances where clinical results were not favorable, were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the results of clinical trials for any of our product candidates could cause our share price to decline significantly as it did when we received a recommendation from the DMC in March 2006 to prematurely discontinue the Canadian Phase IIb/III study of Tectin™ following an unfavourable interim analysis. See “Recent Developments — Clinical Trials”.
Clinical Trials — Costs and Uncertainties
Clinical trials for our product candidates are expensive, time consuming and their outcome is uncertain. In order to obtain regulatory approval for the commercial sale of any of our product candidates, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including: our inability to manufacture under the applicable regulatory standards or obtain sufficient quantities of materials for use in clinical trials; delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study; delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site; delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites; slower than expected rates of patient recruitment and enrollment; uncertain dosing issues; inability or unwillingness of medical investigators to follow our clinical protocols; variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria; scheduling conflicts with participating clinicians and clinical institutions; difficulty in maintaining contact with subjects after treatment, resulting in incomplete data; unforeseen safety issues or side effects; lack of efficacy during the clinical trials; our reliance on CROs to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or other regulatory delays.

Clinical Trials — Delay in Enrolment of Patients
We have encountered difficulties enrolling patients in our clinical trials, and our trials have been delayed or otherwise adversely affected by such difficulties. Clinical trials for our product candidates require that we identify and enroll a large number of patients with the medical indication under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including: design of the protocol; the size of the patient population; eligibility criteria for the study in question; perceived risks and benefits of the drug under study; availability of competing therapies; efforts to facilitate timely enrollment in clinical trials; patient referral practices of physicians; and availability of clinical trial sites. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
Reliance on Strategic Partner(s)
Our strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization of our product candidates. We may at some future point in time decide to license our product candidates to strategic partners for research, development, clinical testing, regulatory approval, manufacturing, marketing and commercialization.
Our strategic partners and collaborators may fail to successfully develop or commercialize our technology to which they have rights for a number of reasons, including: failure of a strategic collaborator to continue, delays, lack of funding, research, development and commercialization activities; the pursuit or development by a strategic collaborator of alternative technologies, either on its own or with others, including our competitors, as a means for developing treatments for the indications targeted by our programs; the preclusion of a strategic collaborator from developing or commercializing any product, through, for example, litigation or other legal action; and the failure of a strategic collaborator to make required milestone payments, meet contractual milestone obligations or exercise options which may result in the termination of applicable licensing arrangements.
Lack of Manufacturing Experience
We have not yet commercially manufactured any branded / new pharmaceutical products except for minor volumes of the TTX drug for R&D and clinical trial requirements and minor volumes of generic drugs which are manufactured under GMP in China at our Nanning facility. These generic drugs are sold in China only. As noted above, we have entered into an agreement with Sandoz Canada (a GMP facility) located in Montreal Canada, to manufacture the final TTX drug for use in clinical trials in North America and Europe. Although the term of the agreement with Sandoz has expired, the parties are continuing to operate under the terms of this agreement. However, there is no assurance that the agreement will be renewed on existing terms or on other terms that are not more onerous. Any replacement agreement with a third party manufacturer may take time to negotiate and finalize and be subject to more onerous terms.

We currently do not have a large scale commercial manufacturing or marketing experience for our product candidates except for the limited generic drug manufacturing operations in China. To be successful, our product candidates must be manufactured in commercial quantities in compliance with international regulatory requirements and at acceptable costs. In order to manufacture our product candidates in commercial quantities, we may elect to develop our own manufacturing facilities that meet international standards or contract with third parties to manufacture our TTX product candidates.
We may elect to perform manufacturing operations internally. Developing our own commercial scale manufacturing facilities would require raising substantial additional funds and hiring and retaining additional management and technical personnel who have the necessary manufacturing experience. In addition, if we decide to manufacture our pharmaceutical product candidates, the manufacturing process will need to comply with cGMP in Canada, the United States, Europe and/or other jurisdictions. We can give no assurance that we will be successful in developing commercial scale manufacturing facilities or obtain necessary approvals in a timely manner or at all.
If we contract with third-party manufacturers to produce commercial quantities of our potential product candidates, we do not know whether satisfactory arrangements will be reached with such parties. If we are not able to reach such an arrangement the commercialization of our product candidates could be delayed. If third parties cannot deliver commercial quantities in a timely manner or they run into financial difficulties, our revenues could be significantly reduced.
No assurance can be given that we will be able to make the transition to commercial production.
Supply of the Puffer Fish
Tetrodotoxin is a naturally-occurring sodium channel blocking compound found primarily in the puffer fish. These fish are found in the warm water oceans off the coasts of Asia, Central America and the Middle East. We are using a certain species of the puffer fish for our current clinical trials. We believe we have a sufficient supply of the puffer fish to meet current clinical trial requirements.
If the TTX products become commercialized and our current stock is utilized, additional supply of the puffer fish will be required to produce the TTX drug for commercial sales. We are currently securing additional crude TTX. In addition, we are investigating a cost effective synthesis of the TTX drug to scale up production in order to eliminate the need for the natural source supply. There can be no assurance that adequate supply of the currently tested species of the puffer fish will be available in ample quantities and at reasonable prices to meet future commercialization demands. Also there can be no assurance that a cost effective synthesis of the TTX drug can be developed to meet future commercial needs. Currently, the TTX drug can only be obtained on a cost effective basis from the puffer fish. Synthetic production of the TTX drug may not be commercially viable or available in the foreseeable future.
If adequate supply is not available on a timely basis and available at a reasonable price, the commercialization of the TTX product candidates could be delayed thus affecting our ability to generate revenues.

Lack of Marketing, Selling and Distribution Experience
We may be unsuccessful in the marketing, selling and distribution of our future product candidates, if any, as we have no experience in marketing and selling pharmaceutical products. In order to achieve commercial success for any approved products, we may have to develop an effective marketing and sales force or enter into arrangements with third parties to market and sell our products.
If we develop our own marketing and sales capabilities, we will be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will be dependent on the efforts of others, and we do not know whether these efforts will be successful.
Other than Sandoz Canada’s first right of refusal for Canada, we have no arrangement for the commercialization and marketing of the TTX product candidates in the rest of the world. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. We currently do not employ any sales personnel other than a small sales staff in China handling minor sales of our generic products in the China market. We have no experience in hiring and managing such personnel on an international or large scale basis. Our ability to develop our own marketing capability is untested. Our ability to negotiate favorable terms in connection with additional arrangements to market our product candidates, if and when approved, through joint venture, license or other arrangements is unknown at this time.
Failure to develop a direct sales and marketing force or enter into appropriate arrangements with other companies to market and sell our product candidates will reduce our ability to generate revenues.
Lack of Market Acceptance of Drug Products
Even if we successfully develop our product candidates, they may not achieve market acceptance and we may not be able to sell them. Even if we do develop a safe and effective product and obtain the necessary regulatory approvals, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is a risk that at such time, any such product: will not be economical to market, reimbursable by third party payors, or be marketable at prices that will allow us to achieve profitability; will not be successfully marketed or achieve market acceptance; will not be preferable to existing or newly developed products marketed by third parties; or will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product. The degree of market acceptance of products we develop, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our product candidates and their potential advantage over alternative treatment methods, and similar acceptance by public and private third party customers. There is no assurance that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed by us. In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Any estimates referenced herein of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

Technological Change and Competition
We are engaged in a rapidly changing field. There are other products and therapies that will compete directly with the products that we are seeking to develop in the markets which currently exist as well as the markets that are being developed. Competition from fully integrated pharmaceutical companies and more established biotechnology companies is intense and is expected to increase. Most of these companies have significantly greater financial resources and expertise in discovery and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than us. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Many of these competitors have significant products that have been approved or are in development and operate large, well funded discovery and development programs. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for therapeutic products and clinical development and marketing. In addition to the above factors, we will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position. There is no assurance that our competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization, than we are able to do.
Other companies may succeed in developing products earlier than we do, obtaining approvals for such products more rapidly than we do, or in developing products that are more effective than products we propose to develop. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render our technology or products obsolete, or non-competitive, or result in treatments superior to any therapy developed by us, or that any therapy developed by us will be preferred to any existing or newly developed technologies.
Foreign Currency Exposure
We may incur losses associated with foreign currency fluctuations. Our operations are reported in Canadian dollars and in some instances operations are conducted in currencies other than the Canadian dollar and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses. In addition to the Canadian dollar, we currently conduct some operations in Euros, U.S. dollars, Hong Kong dollars and Chinese Renminbi. Exchange rate fluctuations may reduce our future operating results.
In the year ended March 31, 2007, we reported a foreign exchange loss of $81,949 due to foreign currency fluctuations. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses. We purchase goods and services in Canadian dollars, Euros, U.S. dollars, Hong Kong dollars and Chinese Renminbi. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.
If we can commercialize our products, we may face exposure to adverse movements in foreign currency exchange rates. We intend to generate revenue and expenses internationally which are likely to be denominated in Canadian dollars, U.S. dollars, Euros and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

Foreign Country Risks
The value of our investment in our Chinese subsidiary, NMLP is dependent on continued political, economic and social stability in China. Although the Chinese government has been advancing economic reform policies for over 20 years, unforeseen circumstances, such as a change in leadership or social disruption, may affect the government’s ability to continue such policies.
Although the rights of foreign investors have been protected by legislation in China since at least 1982, the legal and judicial system in China is still being developed. Enforcement of existing laws and private economic rights, including intellectual property rights, can be inconsistent and the outcome of litigation can be uncertain due to factors such as cultural differences, the relatively short history of private economic rights and the relative inexperience of the judiciary. Legal interpretations can also be subject to policy considerations.
The Chinese government imposes controls on foreign exchange. Since 1994, a controlled floating exchange rate system has been in place based on market supply and demand. Any devaluation of the Chinese Renminbi against the Canadian dollar would have an adverse effect on the financial performance and asset values of NMLP’s assets when measured in Canadian dollars. (The exchange rate as at March 31, 2007 was RMB 6.71 = $1.00.) While, at present, NMLP’s sales revenues are not material, if significant sales of our TTX-based drug products in China are achieved and funds denominated in Renminbi were to be repatriated, there can be no assurance that the supply of foreign exchange would meet the demand, and that such funds would be able to be converted to Canadian dollars or any other freely convertible currency at any particular time. Also, there can be no assurance that Chinese taxes, if any, would not be withheld on any Renminbi funds repatriated.
Potential Clinical Trial and Product Liability
Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. While we will continue to take appropriate precautions, there can be no assurance that we will be able to avoid significant product liability exposure.
We currently have clinical trial insurance coverage for clinical trials in Canada to a maximum of $3 million per incident and an aggregate $5 million. We have no clinical trial coverage in the United States or Europe, as we have no clinical trial activities in the United States or Europe at this time.
Currently clinical trial insurance for clinical trial activities is not available in China. Consequently, we have no insurance coverage for clinical trial activities in China. Patients who participate in our clinical trials in China, sign a consent form releasing any liability claims against us, however, there can be no assurance that we will not be exposed to potential liability claims for clinical trials in China.
In addition, we currently do not have product liability insurance coverage in Canada, the United States, China or Europe to cover the product liability risks related to the use of its TTX drug. We are currently not selling the TTX drug on a commercial basis.
Clinical trial and product liability insurance, if available, for these markets, is expensive, difficult to obtain and may not continue to be available on acceptable terms, if at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential clinical trial and product liability claims could prevent or inhibit the commercialization of our current or potential products.
A product liability claim brought against the Company or a product withdrawal could have a material adverse effect upon us and our financial condition.

Hazardous Materials; Environmental Matters
Our discovery and development processes involve the controlled use of hazardous materials. We are subject to a variety of laws and regulations in Canada and in China governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We are not specifically insured with respect to this liability. Although we believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that our operations, business or assets will not be materially and adversely affected by current or future environmental laws or regulations.
Inability to Manage Future Growth
Our inability to manage our future growth could impair our business, financial condition, and results of operations. Our future growth, if any, may cause a significant strain on our management and operational, financial and other resources. Our ability to manage our growth effectively will require the implementation and improvement of our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the hiring of additional management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and sales, marketing and distribution efforts without a corresponding increase in our operational, financial and management information systems could have a material adverse effect on our business, financial condition and results of operations.
Our current IP patents and patent applications are currently located in the parent company and its various subsidiaries. If we are successful in commercializing our products and generate substantial revenues and earnings, various tax planning and restructuring of our patent portfolio would assist in maximizing after tax earnings. The IP restructuring should be done early in a company’s development cycle. Due to funding and resource constraints, we have not been able to address these issues. The cost and efforts to restructure could be significant. There is no assurance that we can efficiently complete this task.
Legislative actions, potential new accounting pronouncements and higher insurance costs
Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty. The financial impact and additional costs to comply, if necessary, with various new regulations including those related to internal controls and procedures and disclosure certification requirements may impact our future financial position or results of operations. Also, if we are unable to comply with these regulations, it will impair our ability to raise additional capital funding and maintain compliance with the various securities agencies and listing on the TSX. Due to the international complexities of our operational structure, the costs and staff resources to implement these new regulations are anticipated to be significant and time consuming over the next few years. If adequate funding and resources are not available on a timely basis, there can be no assurance that we will be able to comply with these regulations by the required deadline, if at all.

Reliance on Management and Key Personnel
Our operations are highly dependent upon the efforts and abilities of our senior management, scientific, technical and support personnel. The recruiting and retention of qualified personnel in the healthcare industry is very difficult in today’s competitive business environment. The loss of the service of any one of these people may materially affect our ability to operate efficiently, grow and could have a material adverse effect upon our business and prospects. We do not carry “key person” life insurance on any of our officers, employees or consultants. Given the current financial situation and past proxy fights, we have experienced high turnover of key staff including the position of CFO. There is no assurance that we will continue to retain our current staff or replace those that have resigned. Any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.
In addition, our ability to manage growth effectively will require us to implement and improve our management systems and to recruit new skilled employees and independent contractors on a full and part- time basis. There can be no assurance that we will be able to successfully attract and retain skilled and experienced personnel. The recruitment and retention of additional operational, development and scientific personnel will be critical to our success.
Risks Related to Intellectual Property
Proprietary Technology
No patent protection is available for native compounds such as the TTX compound derived from the puffer fish. Although certain know-how and technology may not be patentable, our intellectual property portfolio includes patents to protect therapeutic uses, dosages, manufacturing and purification of TTX; derivatives; combinations; formulations and administration processes.
As the development of our product candidates continues and increases, the potential uses of our product candidates may overlap with other products and, as a result, may increasingly become subject to claims of infringement. As we continue the development of our product candidates, there can be no assurance that third parties will not assert infringement claims against us in the future or require us to obtain a licence for the intellectual property rights of third parties. There can be no assurance that such licenses, if required, will be available on reasonable terms, or at all.
Our success will depend, in part, on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. Thus, there can be no assurance that any patent applications we may make will result in the issuance of patents, that we will develop additional proprietary products that are patentable, that any patents issued to us will provide us with any competitive advantages or will not be challenged by any third parties, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent our patents. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of our products or, if patents are issued to us, design around the patented products developed by us.

We may be required to obtain licenses from third parties to avoid infringing patents or other proprietary rights. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available, if at all, on terms acceptable to us. If we do not obtain such licenses, we could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.
A number of pharmaceutical/biotechnology companies and research/academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to or affect our technologies or patent applications. Such conflict could limit the scope of the patents, if any, that we may be able to obtain or result in the denial of our patent applications. In addition, if patents that cover our activities are issued to other companies, there can be no assurance that we would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If we do not obtain such licenses, we could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited. In addition, we could incur substantial costs in defending ourselves in suits brought against us on patents we might infringe on, or in filing suits against others to have such patents declared invalid. To protect our rights, we will require employees, consultants, advisors and collaborators to enter into confidentiality agreements. However, as noted above under “Intellectual Property — Patents”, not all assignments have been made by inventors. We have intellectual property patents filed in many jurisdictions around the world including countries in North America, Europe, South America and Asia which includes China. Under Chinese law intellectual property created by an employee belongs to the employer. There can be no assurance, however, that these agreements or reliance on general legal provisions of employment law in China will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.
Also, there can be no assurance that patents filed in China will be protected under Chinese law.
We have been notified that based on the Ruling the SIPO of the People’s Republic of China has changed registered ownership of the drug withdrawal Patent No. ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China from our subsidiary, NMLP to one of the two inventors and a third party who alleges to have been an employer of the other inventor. The patent was granted in China on January 22, 2000. Before the grant, the two inventors assigned their interest in the invention covered by the patent to NMLP. Subsequently the alleged former employer of one of the inventors claimed its employee did not have the rights to assign the invention to NMLP and that the patent belonged to the employer. WEX filed an appeal of the Ruling and the Appeals Court subsequently dismissed the appeal. We are currently investigating other options, including negotiations to re-acquire or license the patent, until the issue is resolved and, in any event, because of financial and other considerations, we have decided to temporarily postpone development and testing of our opiate addiction withdrawal drug in China. The ultimate outcome of this matter is uncertain at this time. There can be no assurance that this matter will be resolved on a timely manner or that the outcome will be resolved on a basis favourable to us.
Furthermore, as a result of the Ruling, the entitlement of NMLP to patents filed in other jurisdictions relating to the same subject matter could be challenged and NMLP could be found not to be the valid owner of such patents.
In November 2005, we requested our U.S. Patent No. 6,407,088 “Method of Analgesia” be re-examined in light of prior art discovered during an extensive search conducted by us. The re-examination is intended to introduce such changes to the scope of the patent as may be necessary to ensure that it is valid and enforceable. The Ex Parte re-examination proceedings are in progress and a response to the Second Final Office Action is due on August 12, 2007. However, there is no guarantee that any of the claims in the original patent will be granted upon conclusion of the re-examination proceedings and the responses to date have not been encouraging. Furthermore, the European Patent Office initially refused to grant a patent in respect of this same subject matter. That refusal is currently under appeal by us and we are resubmitting our application amending the characterization of the patient group to late term cancer patients. The ultimate outcome of the appeal is uncertain at this time.

Our success will depend on our ability to obtain patent protection, the protection of which may be unpredictable and costly, for our technology and products. Further, our business may be adversely affected by competitors who independently develop competing technologies, especially if we obtain no, or only narrow, patent protection.
Risks Related to Regulatory Matters
Regulatory Environment
A variety of legislation governs the pharmaceutical industry in Canada, the United States, Europe and other countries where we intend to have our product candidates marketed. We have not received HC, FDA or EMEA approval for the marketing of any of our product candidates. The time that it may take to obtain such approvals in the various markets cannot be predicted with any accuracy. The costs of obtaining regulatory approval can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize our product candidates.
The products and processes we are currently developing require significant development, testing and the investment of significant funds prior to their ultimate commercialization. There can be no assurance that any of such products or processes will actually be developed. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by us or by the HC, FDA, EMEA or regulatory agencies in other countries if it is determined at any time that the test subjects or patients are being exposed to unacceptable health risks. Any failure or delay in obtaining regulatory approvals would adversely affect our ability to utilize our technology and adversely affect our operations. Furthermore, no assurance can be given that our product candidates will prove to be safe and effective in clinical trials or that they will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may entail limitations on the indicated uses for which that drug may be marketed. Furthermore, approvals may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained. Similar restrictions are imposed in foreign markets other than the United States and Canada. Potential investors should be aware of the risks, problems, delays, expenses and difficulties, which we may encounter in light of the extensive regulatory environment in which our business is carried on.
We have incurred, and expect to continue to incur, substantial clinical research and other costs in connection with obtaining regulatory approvals for our pharmaceutical product candidates in Canada, the United States, Europe, China and other jurisdictions. While we are not aware of any pending or threatened governmental action against us in any country, any enforcement action by regulatory authorities with respect to past or any future regulatory non-compliance could have a material adverse effect on our business, financial condition and results of operations.
There can be no assurance that we will be able to achieve or maintain regulatory compliance on all or any of our current or future products or that we will be able to timely and profitably produce our products while complying with applicable regulatory requirements. Failure to achieve or maintain such compliance could have a material adverse effect upon our business, financial condition and results of operations.

Certain regulatory authorities can institute proceedings to detain or seize products, issue a recall, enjoin future violations, assess civil and criminal penalties against us, our officers and employees or require us to make substantial changes to our manufacturing operations. Any of such actions could have a material adverse effect on our business, financial condition and the results of our operations.
While we believe we are in compliance with all existing regulations, there can be no assurance that a violation of such laws will not occur, or that any such violations will not have a material adverse effect on our business, financial condition or the results of our operations.
Obtaining regulatory approval, if any, for our product candidates, will still be subject to extensive post- market regulation. If we or our collaborators/partners receive regulatory approval for our drug candidates, we will also be subject to ongoing HC, FDA, EMEA or applicable regulatory agencies in other countries obligations and continued regulatory review, such as continued safety reporting requirements, and we may also be subject to additional regulatory post-marketing study monitoring and reporting obligations, all of which may result in significant expense and limit our ability to commercialize our product.
If any of our product candidates receive regulatory approval, the applicable regulatory agencies in each country may still impose significant restrictions on the indicated uses for which the product candidate may be marketed, impose other restrictions on the distribution or sale of the product candidate, or impose ongoing requirements for potentially costly post-approval studies. For example, in the United States, advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians in the United States must comply with the requirements of the U. S. Prescription Drug Marketing Act. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections, and require ongoing compliance with detailed regulations governing GMP. The subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, may result in restrictions on the marketing of that product or suspension of manufacturing operations, and could force withdrawal of the product from the market. Holders of approved applications must obtain approval from regulatory authorities for product, manufacturing, and labeling changes, depending on the nature of the change. In the United States, sales, marketing, and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, also as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990, as amended, and the U.S. Veteran’s Health Care Act of 1992, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Failure to comply with applicable legal and regulatory requirements may result in: issuance of warning letters by the FDA or other regulatory authorities; fines and other civil penalties; criminal prosecutions; injunctions, suspensions or revocations of marketing licenses; suspension of any ongoing clinical trials; suspension of manufacturing; delays in commercialization; refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators; refusals to permit products to be imported or exported to or from the United States; restrictions on operations, including costly new manufacturing requirements; and product recalls or seizures. Other regulatory agencies in other countries may have similar restrictions.
The policies of HC, FDA, EMEA and other regulatory authorities may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our drug candidates or further restrict or regulate post approval activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action in any of the markets for which we are seeking regulatory approval. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.

In order to market any products in Canada, the United States, Europe, China and other countries, we and our collaborators must establish and comply with numerous and varying regulatory requirements of the applicable countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from country to country. The regulatory approval process in other countries may include all of the risks associated with HC, FDA, and EMEA approval as well as additional presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the United States, including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed.
Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.
Risks Related to our Securities
Volatility
The price for our Common Shares has been volatile, is likely to continue to be volatile and could decline substantially. For example, in the 12 months ending March 31, 2007 shares of our common stock traded on the TSX have closed at a high of $0.47 and at a low of $0.18. See “Market for Securities” for further details.
Our Common Share price and volume could fluctuate significantly in the future for a variety of reasons, many of which are beyond our control, including: future announcements concerning us or our competitors; actual or anticipated quarterly variations in operating results; the introduction of new products or changes in product pricing policies by us or our competitors; an acquisition or loss of a significant partner or suppliers; changes in estimated operating results by analysts; the failure to meet or exceed analyst estimates; changes in third-party reimbursement practices; regulatory developments; announcements regarding regulatory approval or rejection of our products; market acceptance of our products, if approved for marketing by regulators; intellectual property developments; reports of results of clinical trials; the need to recall any of our products, if approved and introduced into the market; reports and publications by regulatory, health or medical authorities, academic or other researchers, and the media or other third parties regarding the potential benefits, side effects or other disadvantages of our products in particular, the general type of products we are developing, or pharmaceutical products in general; the commencement of material litigation against us and/or our partners/collaborators; or fluctuations in the economy or general market conditions.
In addition, stock markets in general, and the market for shares of pharmaceutical and life science companies in particular, have experienced extreme price and volume fluctuations in recent years and are likely to remain highly volatile in the future. This volatility has often been unrelated or disproportionate to the operating performance of the affected companies. These broad market fluctuations could result in extreme fluctuations in the price of our Common Shares, which could cause a decline in the value of a shareholder’s investment. These fluctuations may or may not be related to our performance or prospects.

Also, our trading volume during specific periods may be low resulting in additional downward pressure on the share price of our stock.
In the past, market investors have often instituted securities class action litigation after periods of volatility in the market price of a company’s securities. If one of our shareholders files a securities class action suit, we could incur substantial legal fees and our management’s attention and resources could be diverted from operating our business in order to respond to the litigation.
Dilution
We issue treasury shares to finance our research and development activities. With the share price at a near historical low and the urgent need for equity financing there will likely be substantial dilution if we are successful in raising additional capital. Control of WEX may also change and shareholders may suffer dilution of their investment when such transactions occur.
Laws and provisions in our Articles and Shareholder Rights Plan (“SRP”) which was approved by shareholders at the 2005 Annual General Meeting, could delay or deter a change in control. In addition, the SRP would result in a substantial dilution to an acquirer unless either the acquirer makes a bid to all shareholders, which is held open for at least 60 days and is accepted by shareholders holding at least 50% of the outstanding Common Shares, or the bid is otherwise approved by our board of directors.
Under the CBCA, some business combinations, including a merger or reorganization or the sale, lease or other disposition of all or a substantial part of our assets, must be approved by at least two-thirds of the votes cast by our shareholders in aggregate. Shareholders may also have a right to dissent from the transaction, in which case, we would be required to pay dissenting shareholders the fair value of their Common Shares provided they have followed the required procedures.
Limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount which, for a World Trade Organization member, is $281 million in 2007. A reviewable acquisition may not proceed unless the relevant minister is satisfied or is deemed to be satisfied that there is likely to be a net benefit to Canada from the transaction. Each of these matters could delay or deter a change in control that would be attractive to, and provide liquidity for, shareholders, and could limit the price that investors are willing to pay in the future for our Common Shares.
No Dividends
We have never paid cash dividends on our Common Shares. We currently intend to retain our future earnings, if any, to fund the development and growth of our business, and do not anticipate paying any cash or other dividends on our Common Shares for the foreseeable future. As a result, you will have to rely on capital appreciation, if any, to earn a return on your investment in our Common Shares in the foreseeable future. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

Sales of Substantial Amounts of Securities
Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.
Dividends and Dividend Policy
We have not paid dividends since our incorporation. We currently intend to retain any future earnings, if any, for use in our business and do not anticipate paying any dividends in the foreseeable future.
Description of Share And Debt Capital
Share Capital
WEX’s authorized capital consists of an unlimited number of Common Shares, of which, as at the date hereof, 43,809,451 Common Shares are issued and outstanding.
All the Common Shares rank equally as to voting rights, participation in a distribution of our assets on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders of WEX (other than meetings of holders of another class of shares) and to attend and vote the shares at such meetings. Each of the Common Shares carries with it the right to one vote.
In the event of our liquidation, dissolution or winding-up or other distribution of our assets for the purpose of winding up our affairs, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of our assets remaining after payment of all of our liabilities. The Common Shares carry no pre-emptive, exchange or conversion rights.
Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the CBCA. Generally, substantive changes to WEX’s share capital require the approval of WEX’s shareholders by special resolution (at least two-thirds of the votes cast).
An annual meeting of WEX’s shareholders must be held once in every calendar year not later than 15 months after the last preceding annual meeting or six months after the end of the preceding financial year, at such place as our Board of Directors may determine in accordance with the CBCA. The holders of not less than 5% of WEX’s issued shares that carry the right to vote at a meeting may requisition the Board of Directors to call a meeting of shareholders for the purposes stated in the requisition. The Board of Directors may also whenever they think fit, convene a special meeting of shareholders. The quorum for the transaction of business at any meeting of shareholders of WEX is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder or representative for a shareholder so entitled. The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote thereat, the directors and auditors of WEX, others permitted by the chair of meeting and others who are entitled or required under the CBCA or our articles or bylaws to be present at a meeting of shareholders.
Stock Options
WEX has a stock option plan (the “Option Plan”) which permits the granting of options to eligible participants. Pursuant to the Option Plan, as amended on June 27, 2006, a maximum of 9,300,000 Common Shares are reserved for issuance. As at the date hereof there were 3,967,612 options granted and outstanding. The Company has 2,495,822 Common Shares available for future issuance under the current plan as at the date hereof. In connection with the preparation of our March 31, 2007 audited financial statements, we are reviewing stock options granted to former employees and it is anticipated that a number of the stock options granted may be cancelled.

The Option Plan provides that the Board of Directors may from time to time grant options to acquire Common Shares to any participant who is an employee, officer or director of WEX or its affiliates or a consultant to WEX or its affiliates. The exercise price for options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the market value. Market value is defined as the closing price of the Common Shares on the TSX on the trading day immediately preceding the date the option is granted and if there is no closing price the last sale prior thereto. The term of the options granted under the Option Plan is determined by the Board, which may not exceed a maximum of five years from the date of grant. Pursuant to the Option Plan, additional terms and conditions, including vesting requirements, may be imposed by the Board on options granted under the Plan.
The total number of Common Shares that may be reserved for issuance to any one participant pursuant to options granted under the Option Plan in any one year may not exceed 5% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the options. The maximum number of Common Shares that may be issued to insiders of WEX pursuant to options granted under the Option Plan within any one-year period, when taken together with the number of Common Shares issued to such insiders under WEX other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of such issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance under options granted to insiders under the Option Plan together with the number of Common Shares reserved for issuance to such insiders under WEX’s other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the options.
Convertible Debenture
On June 14, 2004, our wholly-owned subsidiary WEX-HK issued unsecured convertible debentures in the aggregate amount of US $5.1 million with a term of 5 years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder at a conversion price of $5.00 per Common Share based on the Canadian dollar equivalent of the debenture of approximately $7,072,000. We have the option to request a conversion at any time if our Common Shares have traded for ten consecutive days at a price of at least $7.50 per Common Share.
In August 2005, we announced that we were in discussions with holders of our unsecured convertible debentures in the aggregate principal amount of US$5.1 million that were issued in June 2004. The debenture holders alleged that WEX breached certain representations and warranties regarding the ownership of the drug withdrawal Patent No ZL95190556.2 “Use of Amino Quinazoline Hydride Compound and its Derivative for Abstaining from Drug Dependence” in China (the “Chinese Drug Withdrawal Patent”) and believed it was entitled to call for early redemption of the debentures.
In December 2005, we announced that we had finalized the negotiations with the debenture holders in the aggregate principal amount of US$5.1 million. Under the amended terms, we agreed to repay the debentures in a series of instalment payments over the next two years. An initial payment of US$1.02 million was made prior to December 31, 2005 and the final payment is scheduled to be made on December 31, 2007. The remaining terms of the debentures, including interest and conversion terms, remain unchanged. As at the date hereof, the remaining aggregate principal amount of the debentures is US$3,241,875 which is equivalent to $3,737,558.

In November 2006, we announced that we concluded negotiations with the holders of the convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation. In place of the fixed instalments required, we agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless we fail to make the payments as required, or until such time as UOB, acting in good faith, determines that our financial position has strengthened sufficiently to enable us to resume fixed instalment payments, at which time the instalments schedule under the Debenture will be reinstated. We approached UOB at the time the September 30, 2006 instalment became due to enter into negotiations to restructure the debenture terms. As a consequence of that we only made a partial payment of the instalment due on September 30, 2006, and, following agreement in principle being reached on the restructuring, subsequently made the balance of the payment together with an additional amount of $81,732.
Market for Securities
Our Common Shares are listed and posted for trading on the Toronto Stock Exchange (TSX) under the symbol “WXI”.

Month/Year	HIGH	LOW	TSX Trading Volume

April 2006	0.47	0.36	721,200
May 2006	0.45	0.33	628,200
June 2006	0.39	0.20	533,100
July 2006	0.39	0.26	413,500
August 2006	0.40	0.28	534,300
September 2006	0.45	0.18	698,300
October 2006	0.36	0.24	715,800
November 2006	0.34	0.18	938,800
December 2006	0.24	0.18	689,600
January 2007	0.41	0.20	925,000
February 2007	0.37	0.30	485,600
March 2007	0.32	0.24	217,100
Escrow Securities
As at March 31, 2007, the following Common Shares are held in escrow relating to the acquisition of additional interest in NMLP.

	Number of Securities
Designation of Class	held in Escrow	Percentage of Class

Common Shares	1,559,054	3.6%
These shares are to be released from escrow, on a pro-rata basis, based on the time-release requirement over a period of five years except as otherwise directed by the TSX. As at March 31, 2007, 1,559,054 Common Shares are held in escrow to be released every six-months in the amount of 259,843 shares, with the balance to be released on November 12, 2007. However, none of the escrowed shares have been released since May 2005 since the Company is currently enquiring into possible alleged irregularities in previous transactions involving NMLP shares and, if so, whether the rights of the beneficiaries of the escrow agreement are affected. The enquiries are ongoing and it is not possible to predict when they will be concluded or what the outcome of such enquiries might be. See “Legal and Regulatory Proceedings”. The escrow agreement is managed by CIBC Mellon Trust located at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1.

Directors and Officers
The Directors and Executive Officers of WEX, as a group, own directly or indirectly, or exercise control or direction over 2,771,358 of our Common Shares or 6.33% of the issued and outstanding Common Shares, being WEX’s only voting securities. As a group, they also hold 1,376,613 options that may be exercised for a total of 1,376,613 Common Shares or 3.1% of the issued and outstanding Common Shares on a fully diluted basis.
As at the date hereof, the names, province or state, and country of residence of each of our directors and executive officers, their position and offices held with the Company and principal occupations (the information concerning the respective directors and executive officers has been furnished by each of them) are set out below:

Name and Province or State
and Country of Residence	Principal Occupation(4)	Position with the Company(5)
Simon Anderson, CA(1) British Columbia, Canada	Vice-President, MCSI Consulting Services Inc.	Director (since December 16, 2005)
Vaughn Balberan British Columbia, Canada	Controller of the Company	Controller of the Company, Acting CFO (Controller since November 16, 2006, Acting CFO since December 31, 2006)
Dr. Benjamin Chen(1)(3) Calfornia, USA	Director, Burrill & Company Merchant Bank Group	Director (since January 26, 2006)
Dr. Tom Du(3) Maryland, USA	Chief Consultant, Humphries Industries Ltd.	Director (since September 29, 2006)
Dr. Anh Ho Ngoc, PhD Quebec, Canada	Consultant	Chief Scientific Officer/V.P. Regulatory Affairs (Chief Scientific Officer since September 27, 2001; V.P Regulatory affairs since December 20, 2005)
Michael (Guang) Luan(2)(3) Beijing, China	Businessman	Director and Chairman of the Board (Director and Chairman of the Board since April 13, 2005)
John W. Sibert, III(2) California, USA	Managing Partner, GFG China Partners LLC	Director (since September 29, 2006)
Peter Stafford British Columbia, Canada	Associate Counsel, Fasken Martineau DuMoulin LLP Barristers and Solicitors	Corporate Secretary (Since September 29, 2006)
Kenneth M. Strong(1) (2) Ontario, Canada	President and CEO, S3Holdings, Inc.	Director (since September 29, 2006)
Dr. Edge Wang, PhD, MBA California, USA	President and Chief Executive Officer of the Company
Director, President and Chief Executive Officer
(Director since August 12, 2005. Interim Chief Executive Officer from August 16, 2005 until December 5, 2005 and President and Chief Executive Officer since December 5, 2005)

(1)	Member of the Audit Committee

(2)	Member of the Corporate Governance Committee

(3)	Member of the Compensation and Nominating Committee

(4)	See biographies below

(5)	The term of office for each of the directors will expire at WEX’s next annual general meeting.

Profiles of Directors and Officers
Set out below are profiles of our directors and officers.

Number of
Common Shares
Held and
Percentage of
Issued and
Outstanding
Name	Common Shares	Principal Occupation and Related Experience

Simon Anderson British Columbia, Canada Director	Nil
As a chartered accountant with over 19 years experience in the financial markets,Mr. Anderson brings extensive expertise to WEX in the areas of corporate finance, financial consulting, mergers and acquisitions and securities markets valuation. For the last ten years, Mr. Anderson has been Vice-President of MCSI Consulting Services Inc., a company that provides consulting expertise in the areas of regulatory compliance, exchange listings, securities valuation and financial operations. Previously, he was with BDO Dunwoody Chartered Accountants and Consultants, and with Collins, Barrow Chartered Accountants. Currently, Mr. Anderson is also a board member and/or chief financial officer for a number of publicly traded companies trading on the TSX, TSX-V and AMEX exchanges.

Vaughn Balberan British Columbia, Canada Controller and Acting CFO	Nil
Mr. Balberan has been involved with publicly listed, privately held and not-for-profit companies in the finance and accounting capacity for over nine years. Until November 2006, Mr. Balberan held the position of Controller with Genome British Columbia, a research organization that invests in and manages large-scale genomics and proteomics research projects with a portfolio of over $250 million. Prior to Genome BC, Mr. Balberan was a co-founder of Kronofusion Technologies Inc., a software technology company with operations based in Burnaby, British Columbia. As co-founder and Vice President of Finance and Control, Mr. Balberan was heavily involved with the start-up process, raising capital in excess of $2.5 million and facilitated the company in listing on the TSX. Mr. Balberan’s educational background includes finance and accounting training through the Society of CPAs, CGA-BC and the University of Calgary.

Number of
Common Shares
Held and
Percentage of
Issued and
Outstanding
Name	Common Shares	Principal Occupation and Related Experience

Dr. Benjamin Chen California, USA Director	Nil
Dr. Chen is currently the Managing Director of Burrill and Company. He received his academic training at the University of Wisconsin-Madison and Stanford University. Upon completing his postdoctoral training, Dr. Chen joined the biotechnology industry and, over the course of his career, has been an R&D executive with biotech and multinational pharmaceutical companies. Dr. Chen has built talented scientific teams around programs in Immunology, Genomics, Virology, Gene Therapy and Cell Biology, at Roche Diagnostics, Sentinel Biosciences, Progenesys and SyStemix—a Novartis Company, collectively. He played a key role in the IPO of the first biotech start-up that he joined and the acquisition of SyStemix and Sentinel Biosciences by Novartis and Roche Diagnostics. Through his involvement with biotech start-ups, multinational pharmaceutical companies and the merchant bank activities at the firm, Dr. Chen has accumulated experience in assessing technology, in transfer discovery into clinic, in raising venture investment and in establishing strategic partnerships between companies: biotech/biotech and biotech/Pharma. Dr. Chen’s current merchant bank activities expand beyond North America and reach Europe, the Asia-Pacific, and the Middle East.

Dr. Tom Du, Washington, DC, USA Director	Nil
Dr. Du has extensive experience in drug development and has held product development responsibility in various therapeutic areas including oncology, pulmonary/allergy, rheumatology, inflammatory and lipid-lowering indications. He has worked either as project leader or a project team member to help various American, European and Asian drug manufacturers develop their products in the United States and Asia. Dr. Du has also worked as a consultant to the financial industry in the United States to evaluate the product/business potential of small pharmaceutical companies. Prior to joining Humphries, he worked as Senior Director, Clinical and Regulatory Affairs, Hutchison Medipharam - a Hutchison Whampoa Company. Dr. Du is a physician and also a scientist. He graduated from Tianjin Medical University (TMU). He received his trainings in internal medicine at TMU and in pathology at McGill University. Before joining the US FDA as a reviewing officer in 1994, he had two years of fellowship training at Harvard University. While with the FDA, Dr. Du reviewed more than one hundred INDs and NDAs. Since resigning from the FDA in 2000, he has held several important positions in the pharmaceutical industry. He was Acting Managing Director, China Operations, and subsequently Senior Director, Global Regulatory Affairs at Ingenix Pharmaceutical Services - a United Health Group Company.

Number of
Common Shares
Held and
Percentage of
Issued and
Outstanding
Name	Common Shares	Principal Occupation and Related Experience

Michael (Guang) Luan Beijing, China Director and Chairman of the Board	2,644,800 6.04%
Mr. Luan has been involved in numerous successful real estate developments and is an investor and the co-coordinator of a syndicated US$50 million bond fund in the United States. Up until May 2005 Mr. Luan was the Chairman and Chief Executive Officer of Beijing Fushuntai Investment Management Co. Ltd., a private investment company that makes strategic investments in various international ventures and has been a director of several public companies over the past 10 years.

Dr. Anh Ho Ngoc Québec, Canada Chief Scientific Officer	105,558 0.24%
Dr. Ho joined the Company in 2000. She orchestrated and designed the novel regulatory strategy for the development of TTX-based products. Under her leadership, the Company filed its 1st IND in Canada and is currently progressing into Phase IIb/III stage. In 2002, Dr. Ho became our Chief Scientific Officer. Besides overseeing our scientific research projects, she also participated in the completion of the licensing agreement with our European partner. Dr. Ho holds a Bachelor’s degree in Pharmacy from the Catholic University of Leuven, Belgium and a Ph.D. degree in Pharmaceutical Sciences from the University of Montreal, Canada. After working as a Research Scientist at the Bureau of Drug Research, Health Canada for 3 1/2 years, she joined the Pharmaceutical Industry occupying different important positions in Regulatory Affairs such as Manager and Director of Department. During a 20-year career, Dr Ho has acquired hands- on experience of Canadian and International drug laws and regulations, as well as solid knowledge of the FDA requirements, Canadian Therapeutic Products Directorate (TPD) and ICH guidelines. During her career, she participated with R&D project teams in the design of clinical trials that fulfilled both national and international requirements; organized numerous pre-IND and pre-NDS meetings with the regulatory agencies; and managed many drug submissions and registrations including IND, NDS, and s/NDS in different therapeutic areas (i.e. oncology, endocrinology and metabolism, central nervous system, anti-infectives, etc.). During the final 3 years of working as a Director of Regulatory Affairs for a multinational company, Dr. Ho was responsible for the development of regulatory strategic planning to reduce time for drug development, in order to bring innovative products to market in a timely and cost efficient manner. Dr. Ho is also a member of the Ordre des Pharmaciens du Quebec and the American Association of Pharmaceutical Sciences (AAPS).

Number of
Common Shares
Held and
Percentage of
Issued and
Outstanding
Name	Common Shares	Principal Occupation and Related Experience

Dr. John W. Sibert, III California, USA Director	Nil
Dr. Sibert is the Managing Partner at GFG China Partners LLC, a company evaluating opportunities and investing in the China expansion of later-stage US technology companies, primarily focused on energy/environment and biotech/pharma. Dr. Sibert was formerly President and Managing Partner, Triton Innovations Group, LLC, a Limited Liability Corporation of the State of California. Dr. Sibert served as Vice President and Chief Operating Officer and Executive Director, Technology Transfer and Industry Collaboration — California State University Institute, responsible for commercialization of technology developed on the 23 campuses of the CSU and joint development efforts in partnership with the private sector and government. He was also responsible for technology transfer operations for the California State University system as well as development of research and development partnerships between the university faculty and industry. Dr. Sibert was the Founding Executive Director of the Alaska Science & Technology Foundation, responsible for the operations of the $100,000,000 Foundation, including the supervision of the support staff and management of facilities. Dr. Sibert served as California Institute of Technology (Caltech) Division Administrator, Chemistry & Chemical Engineering managing staff, services, and facilities for a division of 480 people and, prior to that, as Manager of Exploratory and Program Research, Atlantic Richfield Company, managing a variety of research programs and the Corporate Resources Technology Laboratory. Dr. Sibert was an Assistant Professor at Yale University, Department of Chemistry, and conducted research on model systems for metalloenzymes, environmental impact of metals, and mechanisms of redox reactions of organometallics. Dr. Sibert holds or has held the following positions: Director and Founding Chairman, National Association of Seed & Venture Funds; Member, State of California Capital Formation and Business Development Committee; Member, Board of Trustees, Claremont Graduate University; Member, Board of Advisors, NASA Technology Commercialization Center - JPL/Dryden; Vice President and Member of the Board of Directors of Maxdem Inc. (now Mississippi Polymer Technologies, Inc.), Member, Board of Directors, Los Angeles Regional Technology Alliance; Member, Science & Technology Council of the States, National Governors’ Association, Chair of the Best Practices Committee, Washington, DC; Member, Board of Visitors, Department of Chemistry, University of Tennessee; Member, Board of Advisors, Department of Chemistry and Adjunct Professor, University of Texas, Dallas. His consulting activities include National Governors Association; Oklahoma Council for the Advancement of Science & Technology; Ohio Department of Development; Chugash Electric Company; National Technology Transfer Center, NASA; Kentucky Science & Technology Corporation NASA SBIR program; JPL Technology Commercialization Program; Ensci Inc., Woodland Hills, California; Harding Lawson Associates, Denver, Colorado; Air and Water Pollution Subcommittee, US Senate; Subcommittee on Consumer Protection and Finance, US House of Representatives. Dr. Sibert has a Ph.D. in Bioinorganic Chemistry from the University of California, San Diego and a BS and MS in Chemistry from the South Dakota School of Mines and Technology. He has 15 patents and numerous publications. He was honourably discharged from the United States Marine Corps.

Number of
Common Shares
Held and
Percentage of
Issued and
Outstanding
Name	Common Shares	Principal Occupation and Related Experience

Peter H. Stafford, British Columbia, Canada Corporate Secretary	Nil
Associate Counsel — Fasken Martineau DuMoulin LLP, Barristers and Solicitors (“Fasken Martineau”). Mr Stafford joined one of the predecessor firms of Fasken Martineau in 1966 and was a senior partner and former Chair of the Business Law department of the firm’s Vancouver office. During 1985-86 Mr Stafford was Vice-President and General Counsel of the Bank of British Columbia, and from 1987-89 was Vice-President and Chief Counsel of Kaiser Resources Ltd. a finance and investment company. He rejoined Fasken Martineau as a partner in 1989. From November 2003 until his retirement in February 2006 Mr Stafford was based in the Johannesburg office of Fasken Martineau. He is now a part-time consultant to the firm. Mr Stafford’s experience is in the areas of corporate and securities law, including mergers and acquisitions, and he has lectured and presented papers on corporate, banking and securities law for a number of professional organizations.

Kenneth M. Strong Ontario, Canada Director	Nil
Mr. Strong is currently the President and CEO, S3Holdings, Inc. (S3), Ottawa, Canada and Beijing, China. S3 was created to develop, mainly through its affiliate, Cosmos International, business opportunities and provide strategic services to Chinese and international companies in the technology, health care, real estate, transportation, environment and energy sectors in China. Over the past 15 years, Mr. Strong has focused primarily on technology-related venture capital investment, where he developed strong and continuing relationships with leading research-based institutions such as Massachusetts Institute of Technology and Harvard Medical School. Mr. Strong has led in the creation and development of numerous technology-based enterprises, serving in director and/or Chairman capacities as well as founding management, and helping these companies in the raising of in excess of $250 million in private and institutional investment capital. Earlier in his career, Mr. Strong served for three years as Special Assistant to the Prime Minister of Canada. Mr. Strong’s broad experience internationally includes service with the World Economic Forum and the United Nations, where he helped in the organization of major international events such as the World Economic Forum annual meeting in Davos, Switzerland and the Earth Summit in Rio de Janeiro. Mr. Strong completed his early schooling in Ottawa, Canada and Nyon, Switzerland, and attended Carleton University and the University of Ottawa. Mr. Strong was a director of Supercritical Combustion Corporation (“SC”) from 1995 to December 2002. SC voluntarily filed under Chapter 7 of the US Bankruptcy Code in December 2002. SC’s assets were sold in 2003 and the bankruptcy case closed in 2005.

Number of
Common Shares
Held and
Percentage of
Issued and
Outstanding
Name	Common Shares	Principal Occupation and Related Experience

Dr. Edge Wang California, USA President/ Chief Executive Officer and Director	21,000 0.05%
Dr. Wang is the President and Chief Executive Officer of the Company. He was elected as a member of the Board of Directors in August, 2005 and became the Interim Chief Executive Officer shortly afterwards. Dr. Wang has served as Co-Chief Executive Officer of Oligos Etc., Inc. and was a Partner at Global Financial Group focusing on private equity fund raising and investment consulting. Dr. Wang has extensive experience both in Silicon Valley and China. As the founder and president/Chief Executive Officer of Yangling SWAN Biosciences Company, Ltd, he concentrated on technology transfer and development successfully. He has more than 10 years of experience in biotech R&D and management in Silicon Valley working with such firms as Affymax, Perkin-Elmer, and BioCircuits. In 2002, in addition to his entrepreneurial activities in China, he served as the Resident Country Director in China for Mercy Corps to raise and to manage fund for microfinance projects, working closely with people from government, corporations, investment, and individual entrepreneurs. He serves as the current president of the Society of Chinese Bioscientists in America-Northern California, Board Director of China Center for Small & Medium- Sized Business Development at Beijing University, and Board Director of China Foundation for Poverty Alleviation. He holds a B.S. and M.S. from Jilin University, a Ph.D. from the University of Missouri-Columbia, post-doctoral training at University of Wisconsin, and an M.B.A. from Northwestern Polytechnic University.

Corporate Cease Trade Orders or Bankruptcies
To our knowledge, except as otherwise disclosed herein, none of the above-named directors and executive officers are, or have been within the ten years before the date of this AIF, a director or executive officer of a corporation which, while acting in that capacity, was: (i) the subject of a cease trade or similar order or an order that denied such corporation access to any statutory exemptions for a period exceeding 30 consecutive days; (ii) subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeds, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Scientific Advisory Board
In May 2007, WEX reconstituted its Scientific Advisory Board of clinicians and scientists to provide WEX senior management with scientific and medical advice on the Company’s drug development plans and strategies. The members of the board are:
Charles Berde, MD, PhD is the Sara Page Mayo Chair, Chief of the Division of Pain Medicine in the Department of Anesthesiology, Perioperative and Pain Medicine at Children’s Hospital Boston and a Professor of Anaesthesia (Pediatrics) at Harvard Medical School. Dr Berde’s laboratory and translational research program focuses on local anesthetic mechanisms and the development of novel local anesthetic formulations. His clinical research focuses on analgesic pharmacology in children and on treatments for chronic pain in children. Dr. Berde has received several awards and honors for his pioneering work in pediatric pain relief, including the 2001 Jeffrey Lawson Award from the American Pain Society and the 2003 Scientific Achievement Award of the Reflex Sympathetic Dystrophy Syndrome Association. He was profiled as one of Time Magazine’s “Heroes in Medicine” in 1997. He has served as the President of the Pediatric Special Interest Group of the International Association for the Study of Pain, and currently serves on the editorial boards of Pain and Regional Anesthesia and Pain Medicine. Dr. Berde received an MD and PhD (Biophysics) from Stanford University School of Medicine. He completed an internship and residency in pediatrics at Children’s Hospital Boston, a residency in anesthesia at Massachusetts General Hospital, and a fellowship in pediatric anesthesia at Children’s Hospital Boston. In 1985, along with Dr. Navil Sethna and Dr. Bruce Masek, Dr. Berde founded the world’s first multidisciplinary pain management program for children. The Pain Treatment Service at Children’s Hospital Boston remains the most clinically active pediatric pain program in the world.
Howard M. Cohen, MD is an Adjunct Assistant Professor at the Graduate School of the University of Texas at Arlington. Dr. Cohen is an associate of PRIDE (Productive Rehabilitation Institute of Dallas for Ergonomics), the pain research and rehabilitation institute that first developed the concept of functional restoration, now a worldwide standard of care. He is certified by the American Board of Psychiatry and Neurology in Pain Medicine, Psychosomatic Medicine, Psychiatry, Geriatric Psychiatry, and Addiction Psychiatry. He is a Diplomate of the American Board of Pain Medicine and a Fellow of the American College of Pain Medicine. Dr. Cohen has published in the fields of pain medicine and addiction, supervised clinical research, and has consulted for numerous pharmaceutical companies.
Patrick du Souich, MD, PhD is Professor and Chairman of the Department of Pharmacology of the Faculty of Medicine at the University of Montreal and Chairman of the Clinical Division of the International Union for Basic and Clinical Pharmacology (IUPHAR). Besides numerous awards, Dr. du Souich has over 225 publications to his credit and has presented over 211 papers at national and/or international meetings. He has received numerous clinical appointments and he is Staff member of Department of Medicine, Division of Clinical Pharmacology at the Centre Hospitalier de l’Université de Montréal, Hôpital Hôtel Dieu de Montréal. Dr du Souich is also a member of several national and international editorial boards such as the Canadian Journal of Physiology and Pharmacology, Thérapie, the British Journal of Pharmacology and Acta Sinica Pharmacologica. His research focuses on the effect of disease on the kinetics, dynamics and biotransformation of drugs.
KyungMann Kim, PhD, CCRP is Professor of Biostatistics and Statistics and Associate Chair of the Department of Biostatistics and Medical Informatics at the University of Wisconsin-Madison and Director of Biostatistics Shared Resource at the University of Wisconsin Comprehensive Cancer Center. He is a Fellow of the American Statistical Association and is recognized nationally and internationally for his contributions in statistical methods for clinical trials and clustered data analysis and in clinical oncology research and has published extensively in statistical methods for clinical trials and in cancer clinical trials. He serves on a number of data and safety monitoring boards of U.S. government- and industry-sponsored clinical trials in many disease areas and on the Human Studies Review Board of the U.S. Environmental Protection Agency.

Edward M. Sellers, MD, PhD is President and CEO of DecisionLine Clinical Research Corporation. Dr. Sellers is a graduate of the University of Toronto, Faculty of Medicine (MD 1965) and Harvard University (PhD 1971, Pharmacology) and is a certified specialist in Internal Medicine (FRCPC 1972, ABIM 1972). He is a Professor Emeritus of Pharmacology, Medicine and Psychiatry at the University of Toronto and is an internationally recognized scientist having published more than 600 articles, chapters and monographs. Dr. Sellers is a member of numerous national and international editorial boards, governmental advisory committees and international organizations including the World Health Organization Expert Advisory Committee on Drug Dependence. Dr. Sellers has been President of the American Society for Clinical Pharmacology and Therapeutics, the Canadian Society for Clinical Pharmacology and the College on the Problems of Drug Dependence. He has received numerous awards, including the Rawls-Palmer Award for Progress in Medicine of the American Society for Clinical Pharmacology and Therapeutics.
Members of the Scientific Advisory Board receive no payment as such, but are reimbursed for reasonable expenses incurred in connection with our business. The Scientific Advisory Board meets annually and, in between meetings, individual members provide advice to us from time to time. We have also retained various members of the Scientific Advisory Board as consultants to provide services on normal commercial terms.
Corporate Governance and Board Committees
Our Board has adopted a written mandate in which it has assumed responsibility for our stewardship and responsibility for overseeing the management of our business. In that regard, our Board carries out its mandate directly or through its committees described below.
The Board has established three committees of directors, being the Corporate Governance Committee, the Compensation and Nominating Committee and the Audit Committee.
Corporate Governance Committee
The Corporate Governance Committee was established for the following purposes:
(a)	to develop and monitor the effectiveness of the Company’s system of corporate governance;

(b)	to assess the effectiveness of directors, the Board and the various committees of the Board;

(c)	to ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(d)	to assist the Board in setting the objectives for the Chief Executive Officer of the Company (the “CEO”) and evaluating CEO performance.
The committee is responsible for assessing our overall corporate governance principles. The Corporate Governance Committee is composed of the following directors:
John W. Sibert III (Chair)
Michael (Guang) Luan
Kenneth M. Strong

Compensation and Nominating Committee
The Compensation and Nominating Committee was established to:
(a)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(b)	develop and implement orientation procedures for new directors;

(c)	establish a remuneration and benefits plan for directors, executives and other key employees;

(d)	review the adequacy and form of compensation of directors and senior management;

(e)	establish a plan of succession;

(f)	undertake the performance evaluation of the CEO in consultation with the Chair; and

(g)	make recommendations to the Board.
The Committee is responsible for:
(a)
reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation;

(b)	reviewing compensation policies applicable to non-CEO officers and reviewing and approving non-CEO officer compensation; and

(c)	reviewing executive compensation disclosure before the Company publicly discloses this information.
The committee is responsible for making recommendations on the size and composition of the Board, director recruitment and orientation, and making recommendations regarding compensation and benefit levels of directors.
The Compensation and Nominating Committee is composed of the following directors:
Michael (Guang) Luan (Chair)
Tom Du
Benjamin Chen
Audit Committee
The Audit Committee was established to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

The Committee is responsible for the oversight of financial reporting and disclosure, annual and quarterly review of financial statements, related MD&A and earnings release, and oversight of internal controls and disclosure procedures. The committee also recommends the appointment of our external auditors, reviews the annual audit plan and auditor compensation, approves non-audit services provided by the external auditor, reviews hiring policies regarding former staff and auditors and reviews the adequacy of our risk management policies and procedures.
The Audit Committee has adopted a charter that reflects these and other responsibilities. The charter as most recently approved by the Board of Directors as at the date hereof is attached as Appendix A to this Annual Information Form.
The Audit Committee has adopted a policy that requires, in accordance with applicable law, its pre- approval of all non-audit services to be provided by the Company’s auditors. See “Pre-Approval Policies and Procedures of Non-Audit Services”.
Composition of and Education and Experience of Members of the Audit Committee
The Audit Committee is composed of the following directors:
Simon Anderson (Chair)
Kenneth Strong
Benjamin Chen
All three members of the Audit Committee are independent and financially literate, based on their experience as executive officers of public and/or private companies and/or their experience in finance and/or as chartered accountants. See “Directors and Officers” for a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.
Audit Committee Oversight
Since the commencement of the most recently completed financial year, there have been no recommendations of the Audit Committee to nominate or compensate an external auditor which were not adopted by the board of directors.
Pre-Approval Policies and Procedures
The specific policies and procedures adopted by the Audit Committee for the engagement of non-audit services are set out in the Charter for the Audit Committee which is attached to this Annual Information Form as Appendix A.

External Auditor Services Fees
The aggregate fees billed for professional services rendered by our auditors, Manning Elliott LLP, Chartered Accountants and other accounting firms for the years ended March 31, 2007 and March 31, 2006 for audit services are as follows:

	2007	2006
Audit Fees	$169,282	$134,775
Audit-Related Fees	—	—
Tax Fees	19,148	28,860
Quarterly Review Fees	—	202,741
All Other Fees	—	17,143

Total	$188,430	$383,519

Legal and Regulatory Proceedings
The following sets out a number of legal proceedings that we are a party to or our property is subject to.
In May 2006, Frank Shum, the former Chief Executive Officer of the Company, initiated an action in the British Columbia Supreme Court for wrongful dismissal. The Company has counterclaimed against Frank Shum, Donna Shum and Tianjin with respect to a transaction whereby WEX issued to Tianjin 2,598,425 Common Shares in exchange for the transfer by Tianjin of a 46% interest in NMLP. The Company is seeking an order to rescind the transfer of 2,598,425 Common Shares in the capital of WEX issued to Tianjin on the basis that Tianjin did not pay any consideration to the Company for the shares. Further, the Company alleges that the transaction was orchestrated by Frank Shum, and resulted in the shares being issued to Tianjin for no consideration. Accordingly, the Company is seeking orders rescinding the transfers and is seeking damages from Frank and Donna Shum for breach of fiduciary duty with respect to their role in orchestrating the deal. The shares were subject to an escrow agreement, and since approximately November 2005 WEX has refused to authorize the release of the Shares from escrow to Tianjin. Tianjin has counterclaimed against WEX for breach of the escrow and share purchase agreements. Tianjin has also claimed against Edge Wang, and Michael Luan for inducing breach of contract. Mr. Shum also initiated an action against WexHK with the Hong Kong Labour Tribunal, claiming wages in lieu of notice, annual leave pay, severance pay and a long service payment. Final adjudication has been deferred pending resolution of the claim in Canada.
The Company and several of its former directors and officers are parties to an arbitration proceeding being conducted through the British Columbia International Commercial Arbitration Centre. The former directors and officers claim that they are entitled to indemnification pursuant to an indemnification agreement entered into between the parties on May 5, 2005 (the “Indemnification Agreement”) for legal expenses incurred while serving as directors or officers of the Company. The expenses were incurred in relation to regulatory proceedings before the BCSC discussed above. The Company contends that it is prohibited under the CBCA from indemnifying the claimants in respect of some expenses, further that some of the expenses are not covered by the terms of the Indemnification Agreement. The Company has agreed to pay $70,000 on account for uncontested expenses and the arbitration has been adjourned pending attempts to resolve the claim with respect to the contested expenses.
In 2005, a former employee of the Company sought a severance package, which was denied by the Company, to date no action against the Company has been commenced.
On August 17, 2004 the BCSC commenced an investigation into: (1) whether the Company had made full and timely disclosure of its interim Phase IIa trial results; (2) whether a grant of share options on October 6, 2003 and October 31, 2003 was proper in the circumstances; and (3) trading in shares of the Company in accounts of shareholders by insiders of the Company, which the insiders (certain officers and employees) claimed was for market making purposes. After an initial investigation, the BCSC advised the Company that it would not proceed with any notice of hearing against any outside directors. Subsequently, after a lengthy investigation, the BCSC advised that it would not proceed with any notice of hearing against the Company. The Company understands that the BCSC is attempting to reach a settlement with one or two former employees.

A Registration Statement on Form 20-F was filed with the U.S. Securities and Exchange Commission (“SEC”) in 1998. The filing was never completed by our management at the time and no steps were taken to withdraw the Form 20-F. Based on discussions with the SEC, it appears that such action gave rise to a reporting obligation under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), as a result of the Form 20-F having become effective. Consequently, it would appear that WEX has failed to comply with its reporting obligations under the 1934 Act since that time. WEX does not appear to meet the qualifications necessary to apply to cease to be a reporting company under the 1934 Act. To remedy its non-compliance, WEX is required to comply with its reporting obligation for each of the years since it became a reporting company. The Company anticipates that the cost of bringing WEX into compliance would be significant. We are discussing the compliance matter with the SEC.
We are also subject to routine litigation incidental to our business, the outcome of which we do not anticipate will have a material adverse effect on our business or financial condition.
Other than has been disclosed above or elsewhere in this AIF, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware any such proceedings are contemplated. During the last financial year, we have not been subject to any penalties or sanctions imposed by a regulatory body in respect of securities legislation or regulatory requirements. We have not entered into any settlement agreement in respect of securities legislation or regulatory requirements during the last financial year.
Interest of Management and Others in Material Transactions
Other than as disclosed herein, we are not aware of any material interest, direct or indirect, of (i) any Shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Common Shares, (ii) any of our or our subsidiaries’ directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within our three most recent completed financial year or during the current financial year that has materially affected or will materially affect us.
Transfer Agents and Registrars
Our transfer agent and registrar for our Common Shares is CIBC Mellon Trust located at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1 and 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6.

Material Contracts
Except for contracts entered into in the ordinary course of business, the material contracts we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and are still in effect, are as follows:
1.
Manufacturing and Option Agreement between WEX and Sandoz Canada, dated March, 2004 (The term of this agreement has expired, however the parties are continuing to operate under the terms of this agreement.)

2.	Collaboration Termination Agreement between WEX and Esteve dated May 10, 2007.

3.
Subscription Agreements among the WEX, WexHK and each of UOB Venture (Shenzen) Limited, UOB Capital Investments PTE Ltd. and UOB Venture Technology Investments Ltd. (collectively the “UOB Investors”) dated May 18, 2004.

4.	Debentures among the WEX, WexHK and each of the UOB Investors dated June 14, 2004.

5.	Amended Subscription Agreements among the Corporation, WexHK and each of the UOB Investors dated December 22, 2005.

6.	Amended Debentures among the WEX, WexHK and each of the UOB Investors dated December 22, 2005.
For further particulars, see “Description of Business — Marketing and Sales, Manufacturing and Research Agreements” and “Description of Share and Debt Capital — Convertible Debenture”.
Interests of Experts
Our auditor is Manning Elliott LLP, Chartered Accountants, 11th Floor, 1050 West Pender Street, Vancouver, British Columbia, V6E 3S7. Manning Elliott LLP has reported on our fiscal audited consolidated financial statements for the year ended March 31, 2007, which have been filed with the securities regulatory authorities. Manning Elliott LLP does not hold any registered or beneficial interest, directly or indirectly, in our, or any of our associates’ or affiliates’ securities or have any interest in our property.
Additional Information
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of WEX’s securities, options to purchase securities and a statement as to the interest of insiders in material transactions, is contained in the manager information circular for the Company’s most recent annual meeting of shareholders that involved the election of directors and will be contained in the management information circular to be filed in respect of the year ended March 31, 2007. Additional financial information is provided in our financial statements and management’s discussion and analysis.
The foregoing additional information may be found on SEDAR at www.sedar.com under our company name “WEX Pharmaceuticals Inc.”

Glossary of Terms

Term	Definition

Agonist	A drug that has affinity for and stimulates physiologic activity at cell receptors normally stimulated by naturally occurring substances, thus triggering a biochemical response.

Amide	An organic compound that contains a —CONH— group. Any of the organic compounds produced when a hydrogen atom of ammonia (NH3) is replaced with a metal.

Amino Acid
A class of organic molecules that contains an amino group and can combine in linear arrays to form proteins in living organisms. There are 20 common amino acids: alanine, arginine, asparagine, aspartic acid, cysteine, glutamic acid, glutamine, glycine histidine, isoleucine, leucine, lysine, methionine, phenylalanine, proline, serine, threonine, tryptophan, tyrosine and valine. They are key components in all living things from which proteins are synthesized by formation of peptide bonds during ribosomal translation of messenger RNA. There are also several important amino acids, such as the neurotransmitter g aminobutyric acid, that have no relation to proteins. Amino acids can now be produced by biotechnology in bulk using fermentation and biotransformation.

Analogues	Compounds that are similar but slightly different in structure and origin or differs slightly in chemical composition.

Analgesic	Agent that relieves pain without causing loss of consciousness.

Antagonist	A substance that tends to nullify the action of another, as a drug that binds to a cell receptor without eliciting a biological response.

API	Active Pharmaceutical Ingredient.

Axon	A usually long and single nerve-cell process that generally conducts impulses away from the cell body.

Compound	A homogenous chemical substance made up of two or more elements.

CMC	Chemistry, Manufacturing, and Control — part of a filing submitted to drug regulatory agencies, including information on manufacturing and testing of drug products.

CRO	Clinical Research Organization.

CTA	Clinical Trial Application.

DMC	The Data Monitoring Committee.

Dopamine	A monoamine C8H11NO2 that is a decarboxylated form of dopa and that occurs especially as a neurotransmitter in the brain.

Term	Definition

Drug
Any substance or mixture of substances manufactured, sold or represented for use in the diagnosis, treatment or prevention of a disease, disorder or abnormal physical state, or its symptoms, in human beings or animals.

Drug Candidate	A compound that has been selected for further development as a new drug.

Drug Product
The finished dosage form (tablet, capsule, etc.) that contains a drug substance generally, but not necessarily, in association with other active or inactive ingredients. With respect to TTX injectables, meaning the drug substance in a liquid solution for an injectable format.

Drug Substance	The active ingredient intended to diagnose, treat, cure, or prevent disease or affect the structure or function of the body, excluding other inactive substances used in the drug product.

Efficacy	The ability to produce a desired effect.

EMEA	The European Medicines Evaluation Agency – an agency of the European Union that regulates the quality, safety and effectiveness of biological and pharmaceutical products in the European Union.

FDA	Food and Drug Administration — the United States federal government agency that regulates the quality, safety and effectiveness of biological and pharmaceutical products in the United States.

Formulation	An ingredient or mixture of specific ingredients; that is, drug substances and excipients in specific amounts, defining a given product (e.g. capsule, tablet or parenteral injection).

GI	Gastrointestinal — pertaining to or communicating with the stomach and intestine.

GABA
Gamma aminobutyric acid — an important amino acid which functions as the most prevalent inhibitory neurotransmitter in the central nervous system. The action of gamma aminobutyric acid decreases epileptic seizures and muscle spasms by inhibiting electric signals in this manner. Studies have shown that the site of action in the brain of benzodiazepams, including Valium, is directly coupled to the brain receptor for gamma aminobutyric acid.

GLP cGLP — current	Good Laboratory Practices — a code of laboratory practices published by the regulatory agencies (FDA/HC/EMEA) which provides a high level of control and assurance in a laboratory facility.

GMP cGMP — current
Good Manufacturing Practices — a code of regulations set forth by various Regulatory Agencies (FDA/HC/EMEA) for methods to be used in the manufacture, processing, packing, or holding of a drug to assure that such drug meets the requirements as to safety, and has the identity and strength and meets the quality and purity characteristics that it purports to.

Helices	Plural of helix – something spiral in form.

Term	Definition

HC
Health Canada or the Department of Health and Welfare, a federal government department that regulates, through the Health Products and Foods Branch, the quality, safety and effectiveness of biological and pharmaceutical products in Canada.

ICH	International Conference on Harmonization.

IND	Investigational New Drug.

IND Application
An Investigational New Drug Application in the United States to conduct a clinical trial in healthy volunteers or patients. An IND Application must include an Investigator’s Brochure or synopsis of all data pertaining to pre-clinical studies, proposed clinical trials to be conducted, and a complete chemistry and manufacturing document.

Ion	An atom or group of atoms that carries a positive or negative electric charge as a result of having lost or gained one or more electrons.

K+	Potassium ion.

Molecule
The smallest amount of a specific chemical substance that can exist alone — to break a molecule down into its constituent atoms is to change its character — molecule of water, for instance, reverts to oxygen and hydrogen.

Motility	Exhibiting or capable of movement.

Na+	Sodium ion.

NDA/NDS
New Drug Application/New Drug Submission – an application to the FDA (NDA) or to the HC (NDS) for marketing approval for a new therapeutic agent made upon successful completion of clinical trials. The review time for a NDA is typically between 12 and 36 months and encompasses a review of all information related to pre-clinical and clinical studies, chemistry and manufacturing controls.

Neurotransmitter	A substance that transmits nerve impulses across the synapse.

NOL	A No Objection Letter

NSAID	Non-Steroid Anti-Inflammatory Drug.

Paresthesia	A prickling, tingling sensation of the skin.

Peptide
Any of various amides that are derived from two or more amino acids by combination of the amino group of one acid with the carboxyl group of another and are usually obtained by partial hydrolysis of proteins.

Pharmacology	The branch of science that studies the mechanism of action or pharmacologic effect of drugs in the body.

Term	Definition

Receptor	A structure within a cell or on the surface of a cell that selectively binds a specific substance resulting in a specific physiologic effect.

SIPO	State Intellectual Property Office of the People’s Republic of China.

SFDA
China’s State Food and Drug Administration — an agency of the government of the People’s Republic of China (“China”) that regulates the quality, safety and efficacy of biological and pharmaceutical and natural health products in China.

Somatic	Relating to the wall of the body. Corporal, pertaining to the body, physical. Visceral, internal organs, particularly intestines.

Symbiotic	The intimate living together of two dissimilar organisms in a mutually beneficial relationship.

Toxicity	A condition that results from exposure to a poison or to poisonous amounts of a substance that does not cause side effects in smaller amounts, but can exert harmful side effects in large doses.

WHO	World Health Organization (United Nations’ Specialized Agency).

Appendix A
WEX PHARMACEUTICALS INC.
(THE “Company”)
AUDIT COMMITTEE
CHARTER
The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.
Duties and Responsibilities
External Auditor
•
To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

•
To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

•	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.
•	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.
•
To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

•
To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(a)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;
(b)
No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(c)	The Chief Financial Officer must approve all office hires from the external auditor; and,

(d)	The Chief Financial Officer must report annually to the Committee on any hires within these guidelines during the preceding year.
•
To ensure that the head audit partner assigned by the external auditor to the Company, as well as the audit partner charged with reviewing the audit of the Company, are changed at least every five years.

•	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.
Financial Information and Reporting
•
To review the Company’s annual audited financial statements with the Chief Executive Officer and Chief Financial Officer and then the full Board. The Committee will review the interim financial statements with the Chief Executive Officer and Chief Financial Officer.

•	To review and discuss with management and the external auditor, as appropriate:
(a)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and,
(b)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.
•	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.
•
To review with the Chief Financial Officer any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the Chief Financial Officer must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight
• To review the internal audit staff functions, including:
(a)	The purpose, authority and organizational reporting lines;
(b)	The annual audit plan, budget and staffing; and
(c)	The appointment and compensation of the controller, if any.

•	To review, with the Chief Financial Officer and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.
•	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.
•
To meet at least annually with management (including the Chief Financial Officer), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

•
In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the Chief Executive Officer and Chief Financial Officer certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership
•
The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

•
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.
•
All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures
•
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

•
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

•
No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

•	The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.
•
The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

•
The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

•
The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the Chief Executive Officer or the Chief Financial Officer such records and other matters considered appropriate.

•	The Committee has the authority to communicate directly with the internal and external auditors.
Reports
•	The Committee shall produce the following reports and provide them to the Board:
(a)
An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

WEX PHARMACEUTICALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2007 AND 2006

AUDITORS’ REPORT
To the Shareholders of
WEX Pharmaceuticals Inc.
We have audited the consolidated balance sheet of WEX Pharmaceuticals Inc. as at March 31, 2007 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The consolidated financial statements as at March 31, 2006 and for the year then ended were audited by another firm of chartered accountants, which expressed an audit opinion without reservation on those financial statements in its report dated June 16, 2006.
Chartered Accountants
Vancouver, Canada
June 22, 2007

WEX PHARMACEUTICALS INC.
CONSOLIDATED BALANCES SHEETS
AS AT MARCH 31, 2007 AND 2006

	2007	2006

ASSETS

Current
Cash and cash equivalents	$1,265,542	$7,797,673
Short-term investments (note 4)	361,885	123,000
Receivables (note 5)	1,420,247	1,375,961
Inventory (note 6)	107,237	69,091
Prepaid expenses and deposits	255,315	274,949

Total current assets	3,410,226	9,640,674

Deposits	23,231	80,952
Property and equipment (note 7)	1,899,130	2,169,309

TOTAL ASSETS	$5,332,587	$11,890,935

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (note 15)	$1,606,319	$4,402,540
Advances from customers	27,848	15,309
Deferred revenue (note 9)	187,778	187,778
Deferred lease inducement	8,056	8,056
Convertible debentures (note 10)	3,689,272	2,317,611

Total current liabilities	5,519,273	6,931,294

Deferred revenue (note 9)	312,967	500,743
Deferred lease inducement	14,098	22,155
Convertible debentures (note 10)	—	1,850,952

Total liabilities	5,846,338	9,305,144

Shareholders’ equity (deficiency)
Share capital (note 11)	64,230,769	62,766,019
Equity component of convertible debentures (note 10)	725,018	725,018
Contributed surplus (note 12)	4,951,016	4,755,188
Deficit (note 2(e))	(70,420,554)	(65,660,434)

Total shareholders’ equity (deficiency)	(513,751)	2,585,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,332,587	$11,890,935

Nature and continuance of operations (note 1)
Commitments, contingencies and claims (note 16)
Subsequent event (note 18)
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

“Dr. Edge Wang”	“Simon Anderson”
Director	Director

1

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006

Revenue
Product sales	$356,802	$441,070
License fees (note 9)	187,776	187,777

Total revenue	544,578	628,847

Cost of products sold	205,096	277,211

Gross profit	339,482	351,636

Expenses
Amortization of property and equipment	240,368	447,113
Amortization of intangible assets	—	466,188
General and administrative (notes 11(e) and 15)	2,479,315	4,458,438
Research and development (notes 11(e) and 15)	1,748,368	10,640,917
Sales and marketing	66,269	69,236

Total operating expenses	4,534,320	16,081,892

Operating loss	(4,194,838)	(15,730,256)

Other income (expenses)
Interest and sundry income	110,702	364,975
Impairment of intangible assets (note 8)	—	(3,612,957)
Interest expense on convertible debentures (note 10)	(766,428)	(704,491)
Loss on early repurchase of convertible debentures (note 10)	—	(830,516)
Restructuring costs (note 13)	—	(780,553)
Foreign exchange loss	(81,949)	(328,610)
Gain on settlement of accounts payable	172,393	—

Total other income (expenses)	(565,282)	(5,892,152)

Loss for the year	(4,760,120)	(21,622,408)

Deficit, beginning of year	(65,660,434)	(45,645,450)
Equity component of early repurchase of convertible debentures (note 10)	—	1,607,424

Deficit, end of year	$(70,420,554)	$(65,660,434)

Basic and diluted loss per common share	$(0.13)	$(0.62)
Weighted average number of common shares outstanding	37,025,000	35,057,000

See accompanying notes to the consolidated financial statements

2

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2007 AND 2006

	2007	2006

OPERATING ACTIVITIES
Loss for the year	$(4,760,120)	$(21,622,408)
Adjustments for items not involving cash:
Amortization of deferred revenue	(187,776)	(187,777)
Amortization of property and equipment	277,286	447,113
Amortization of deferred financing costs	9,083	6,822
Amortization of intangible assets	—	466,188
Amortization and impairment of deferred lease inducement	(8,056)	(279,375)
Foreign exchange loss on convertible debentures	(65,460)	(160,101)
Loss on early repurchase of convertible debentures	—	830,516
Gain on settlement of accounts payable	(172,393)	—
Accretion of convertible debentures	757,345	697,669
Loss on disposal of property and equipment	4,271	141,060
Impairment of intangible assets	—	3,612,957
Stock-based compensation	195,828	222,071

	(3,949,992)	(15,825,265)
Changes in non-cash working capital items:
Accounts receivable	(44,286)	2,633,230
Inventory	(38,146)	11,989
Prepaid expenses and deposits	68,272	209,470
Accounts payable and accrued liabilities	(2,729,134)	1,156,796
Advances from customers	12,539	—

Cash used in operating activities	(6,680,747)	(11,813,780)

INVESTING ACTIVITIES
Purchase of short-term investments	(350,385)	(5,205,180)
Proceeds from short-term investments	111,500	15,686,356
Lease inducement allowance received	—	64,095
Proceeds from disposals of property and equipment	9,293	191,242
Purchases of property and equipment	(20,671)	(145,904)

Cash provided by (used in) investing activities	(250,263)	10,590,609

FINANCING ACTIVITIES
Repayment of convertible debentures and interest	(1,065,871)	(1,349,022)
Proceeds from issuance of share capital, net of issuance costs	1,464,750	183,000
Repayment of capital lease obligations	—	(46,422)

Cash provided by (used in) financing activities	398,879	(1,212,444)

Decrease in cash and cash equivalents	(6,532,131)	(2,435,615)

Cash and cash equivalents, beginning of year	7,797,673	10,233,288

Cash and cash equivalents, end of year	$1,265,542	$7,797,673

Supplemental cash flow information

Interest paid	$119,739	$164,799
Income taxes paid	—	—
See accompanying notes to the consolidated financial statements

3

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
1.	NATURE AND CONTINUANCE OF OPERATIONS
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the TSX. The Company is primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”) and from licence fees and royalties by granting licensing rights to its products.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets, discharge its liabilities and continue its operations in the normal course of business for the foreseeable future.
As at March 31, 2007, the Company had a working capital deficiency of $2,109,047 and had an accumulated deficit of $70,420,554. The Company’s ability to continue as a going concern is uncertain and is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow. The Company is currently considering development strategies and financing alternatives. The outcome of these matters is considered uncertain and cannot be predicted at this time. If the Company is unable to achieve these objectives, it may be required to curtail its operations. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going concern.
2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars and include the accounts of the Company and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and its 97% owned subsidiary Nanning Maple Leaf Pharmaceutical Co., Ltd. The Company’s 100% owned subsidiary Zhuhai Maple Leaf Pharmaceuticals Co. Ltd. was de-registered during the year ended March 31, 2006. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Significant areas requiring the use of estimates include the useful lives of property and equipment, the recoverability or valuation of investment tax credits, the recoverability of future income tax assets, stock-based compensation, and the disclosure of contingent liabilities at the date of the financial statements. Actual results may differ from those estimates.

4

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(c)	Translation of foreign currencies and subsidiaries

Transactions in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

The accounts of the Company’s integrated foreign operations are translated using the temporal method of translation. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expense items are translated at the exchange rates prevailing at the date of the transaction except for amortization, which is translated at the exchange rates applicable to the related assets. Exchange gains and losses on translation are included in the determination of loss for the year.

(d)	Deferred financing charges

Debt issue costs associated with the liability component of the convertible debentures are deferred and amortized on a straight-line basis over the term of the debentures.

(e)	Statutory reserves

Pursuant to PRC regulations, the Company’s subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd. is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with PRC generally accepted accounting principles (“PRC GAAP”). Appropriations to the statutory surplus reserve must be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the Company’s registered capital.

The transfer to this reserve must be made before the distribution of dividends to shareholders. Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. These reserves are not available for distribution to owners under general operating conditions.

(f)	Cash equivalents

The Company considers all highly liquid financial instruments with a maturity of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents are recorded at the lower of cost and market value.

5

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(g)	Short-term investments

The Company considers all highly liquid financial instruments purchased with a maturity greater than 90 days but less than one year at the date of purchase to be short-term investments. Short- term investments are recorded at the lower of cost and market.

(h)	Inventory

Inventory is recorded at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for finished goods. Cost of finished goods includes direct materials and applicable direct labour and overhead costs. Cost of products sold is determined on a first-in-first-out basis.

(i)	Property and equipment

Property and equipment is recorded at cost. Amortization is provided on a straight-line basis over the expected useful lives of the assets as follows:

Furniture and office equipment	5 years
Computer software	2 years
Machinery and equipment	3-10 years
Motor vehicles	5 years

Leasehold improvements are amortized over the term of the lease.
(j)	Intangible assets

Technology licenses and rights to technology are initially recorded at their acquisition costs and increased for costs incurred to further develop or enhance the technology based on consideration paid. Amortization is provided on a straight-line basis over the estimated useful life of ten years subject to impairment. Patent costs incurred for the filing of patents and the registration of trademarks for product manufacturing and marketing are expensed in the period incurred.

(k)	Impairment of long-lived assets

Long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset is greater than the undiscounted net future cash flows expected to be provided by the asset. An impairment charge corresponding to the difference between the fair value of the asset and its carrying amount is charged to operations in the period the asset is determined to be impaired.

(l)	Convertible debentures

The convertible debentures are considered a compound financial instrument. Accordingly, the estimated fair value of the conversion feature has been recorded as a component of shareholders’ equity. The issuance costs have been allocated on a pro-rata basis between deferred financing costs for the debenture and shareholders’ equity. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures.

6

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(m)	Revenue recognition
(i)	Product sales

Revenue from product sales is recognized when the product is shipped from the Company’s facilities to the customer as long as the Company has not retained any significant risks of ownership or future obligations with respect to products shipped, persuasive evidence of a contract or similar arrangement governing the transaction exists and collection is reasonably assured.

(ii)	License fees

License fees are comprised of initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fee payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the expected period of ongoing involvement by the Company. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values based on vendor specific objective evidence.

(n)	Research and development expenses

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization.

(o)	Investment tax credits

The recovery of investment tax credits for scientific research and development is recognized in the year the related qualifying expenditure is made providing there is reasonable assurance of recoverability and the amount can be reasonably estimated. The investment tax credit recoverable is applied to reduce the related cost of expenditures for research and development. The investment tax credits are subject to review and audit by the appropriate taxation authorities. Investment tax credits of $172,866 have been applied to reduce research and development expenditures for the year ended March 31, 2007 (2006 — $485,981).

7

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(p)	Stock-based compensation

The Company follows CICA Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Accordingly, the Company recognizes stock-based compensation expenses for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at their fair values at the grant date using the Black-Scholes option pricing model and are expensed over the expected vesting periods of the options. Options or other equity based instruments issued to non-employees in exchange for goods or services are accounted for based on the fair value of the option or other equity instrument issued, whichever is more reliably measurable. The value of stock-based compensation expensed is charged to contributed surplus and consideration received upon exercise of options together with any related contributed surplus is recorded as share capital.

(q)	Deferred lease inducements

Lease inducements are deferred and amortized to reduce rent expense on a straight-line basis over the term of the lease.

(r)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined and recorded based on temporary differences between the financial reporting and tax bases of various assets and liabilities, measured using substantially enacted tax rates that are expected to apply in the year in which the temporary differences are expected to reverse. Future income tax assets are recognized only to the extent that they are more likely than not to be realized.

(s)	Earnings or loss per common share

Basic earnings or loss per common share is computed by dividing net income or loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is calculated using the treasury stock method, by adjusting the weighted average number of common shares outstanding during the year to reflect the potential dilution that would occur if outstanding “in the money” convertible debentures, stock options or warrants were converted or exercised.

(t)	Comparative figures

Certain of the 2006 figures presented for comparative purposes have been reclassified to conform to the presentation adopted for the current year.

8

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
2.	SIGNIFICANT ACCOUNTING POLICIES (continued)
(u)	Recent accounting pronouncements
(i)	Accounting changes

In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.

(ii)	Financial instruments

In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company’s interim and annual financial statements commencing with the first quarter of 2008.

Financial Instruments — Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments will be classified as available-for-sale and will be recorded at their fair values on the balance sheet. Changes in the fair values of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

Hedges, Section 3865

This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at March 31, 2007, the Company has no hedging relationships.

Comprehensive Income, Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

9

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
3.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK
(a)	Fair value of financial instruments

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of convertible debentures approximates fair value based on current market rates for debt of similar risk and maturities.

(b)	Financial risk

Financial risk includes interest rate risk, exchange rate risk and credit risk. Interest rate risk arises due to the Company’s convertible debentures bearing fixed interest rates. Foreign exchange rate risk arises as a significant portion of the Company’s balances and transactions are denominated in other than Canadian dollars. The Company’s subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd., operates in the PRC and uses the Chinese Renminbi as its functional currency. The Chinese Renminbi is not considered a freely convertible currency. Future exchange rates for the Renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates for Renminbi are affected by changes in PRC government policies. The exchange rates for Renminbi are also affected by economic developments and political changes in the PRC and internationally and the supply and demand for the Renminbi. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations. As at March 31, 2007, $457,274 of cash and cash equivalents (2006 - $147,521) and $350,385 of short-term investments (2006 — $nil) were denominated in Chinese Renminbi. The Company is also exposed to foreign currency exchange rate risk related to United States dollars (USD) and Euros (EU) as its convertible debentures are denominated in USD (see also note 10) and its collaboration agreement is denominated in EU (see also note 9). Credit risk arises as the Company provides credit to its customers in the normal course of business. The Company considers its credit risk exposure to be minimal. The Company does not use derivative instruments to hedge against any of these financial risks.

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of guaranteed investment certificates and term deposits with original maturities between 90 days and one year at the date of purchase. As at March 31, 2007, short-term investments of $11,500 (2006 — $23,000) have been pledged by the Company as collateral for the Company’s corporate credit card facility.

5.	RECEIVABLES

	2007	2006

Advances to employees	$24,796	$—
Input tax credits receivable	434,168	547,079
Investment tax credits receivable	950,285	777,873
Other receivables	10,998	51,009

	$1,420,247	$1,375,961

10

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
6.	INVENTORY

	2007	2006

Raw materials	$94,504	$50,758
Finished goods	12,733	18,333

	$107,237	$69,091

7.	PROPERTY AND EQUIPMENT

		Accumulated
2007	Cost	Amortization	Net Book Value

Furniture and office equipment	$529,647	$329,263	$200,384
Computer software	9,403	9,403	—
Leasehold improvements	105,636	102,001	3,635
Machinery and equipment	2,134,916	575,465	1,559,451
Motor vehicles	247,277	111,617	135,660

	$3,026,879	$1,127,749	$1,899,130

		Accumulated
2006	Cost	Amortization	Net Book Value

Furniture and office equipment	$552,658	$258,463	$294,195
Computer software	9,403	9,403	—
Leasehold improvements	155,274	144,291	10,983
Machinery and equipment	2,075,852	415,029	1,660,823
Equipment under construction	53,560	—	53,560
Motor vehicles	247,277	97,529	149,748

	$3,094,024	$924,715	$2,169,309

8.	IMPAIRMENT OF INTANGIBLE ASSETS

During the year ended March 31, 2006, management performed a review of the carrying value of the Company’s technology licenses which arose upon the acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co., Ltd. primarily because of unfavourable clinical results and the termination of the clinical programs. Management determined that future revenues and cash flows could not reasonably be estimated at that time due to uncertainty about the future development of the product. As a result, the carrying value of the technology licences were written down to $nil and an impairment charge of $3,612,957 was recorded in the statement of operations.

9.	DEFERRED REVENUE

On November 27, 2002, the Company entered into a license and collaboration agreement to grant the European licensing rights to commercialize its products Tetrodin™, Tectin™ and successor products to Laboratorios Del Dr. Esteve S.A. (“Esteve”) which is domiciled in Spain.

11

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
9.	DEFERRED REVENUE (continued)

The agreement involves sharing joint development costs in excess of $35,000,000 (€25,000,000) equally. During the year ended March 31, 2003, the Company received a $2,974,430 payment from Esteve under the agreement comprising an initial license fee of $1,424,430, net of withholding taxes of $158,270, and $1,550,000 as a subscription under a private placement for 673,915 common shares at $2.30 per common share.

The initial license fee was being amortized into revenue on a straight-line basis over the estimated period of ongoing involvement by the Company in the arrangement of seven years. Subsequent to the balance sheet date, on May 11, 2007, the Company and Esteve finalized an agreement to terminate the licence and collaboration agreement. Based on this event, deferred revenues of $500,745 as at March 31, 2007 will be recognized as license fee revenues during the first quarter of 2008 and no further revenues will be recognized under this agreement.

10.	CONVERTIBLE DEBENTURES

The debentures are denominated in United States dollars and are translated into Canadian dollars at the balance sheet date as follows:

	2007		2006
	United		United
	States	Canadian	States	Canadian
	Dollars	Dollars	Dollars	Dollars

Face value of convertible debentures	$3,241,875	$3,737,558	$4,080,000	$4,761,768
Discount	(41,681)	(48,286)	(508,273)	(593,205)

Carrying value	3,200,194	3,689,272	3,571,727	4,168,563
Less: current portion	(3,200,194)	(3,689,272)	(1,985,786)	(2,317,611)

Long-term portion	$—	$—	$1,585,941	$1,850,952

On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of US$5,100,000 bearing interest at 5.5% per annum payable semi-annually and convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5 per common share based on the Canadian dollar equivalent of the face value of the debentures at the date of conversion. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with CICA Section 3860, “Financial Instruments — Disclosure and Presentation”, the Company initially allocated the proceeds from the convertible debentures between its liability and equity components using the residual value method. The amount initially allocated to the liability component of the convertible debentures of $4,473,570 (US$3,346,000) was computed as the present value of the interest and principal payments required over the term of the debentures discounted at a rate of 16% per annum, which was the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of issuance. The amount initially allocated to the equity component of the convertible debentures of $2,332,443 was computed as the difference between the face value of the convertible debentures and the amount allocated to the liability component, less issue costs of $12,728.

12

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
10.	CONVERTIBLE DEBENTURES (continued)

On December 22, 2005, the Company, Wex Medical Limited and the convertible debenture holders amended the repayment terms of the convertible debentures. The debentures, previously repayable in full at maturity on June 15, 2009, became repayable at regular intervals from December 31, 2005 until December 31, 2007. The remaining terms of the debentures were unchanged. The Company accounted for the amendment in accordance with CICA Emerging Issues Committee Abstract EIC- 96, “Accounting for the Early Extinguishment of Convertible Securities Through (1) Early Redemption or Repurchase and (2) Induced Early Conversion”. The Company revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005, by calculating the net present value of the future cash flows discounted at a rate of 20% per annum, the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of the amendment.

The Company failed to make scheduled instalment payments during the year totalling US$1,329,375. On November 24, 2006, the Company concluded negotiations with the convertible debenture holders for relief from the Company’s default under the scheduled instalment payments. In place of the instalments previously required, the convertible debenture holders agreed to allow the Company to repay an amount equal to 20% of the net proceeds received from all future financing events, including share subscriptions, licensing fees, and milestone payments. This arrangement is to continue unless the Company fails to make the payments as required, or until such time as the debenture holders, acting in good faith, determine that the Company’s financial position has strengthened sufficiently to enable it to resume its scheduled instalment payments.

The following tables summarize the changes in the liability and equity components of the convertible debentures during the years ended March 31, 2007 and 2006:

Liability component	2007	2006

Balance, beginning of year	$4,168,563	$4,295,419
Accretion at 20% per annum	757,345	697,669
Interest paid at 5.5% per annum	(119,739)	(163,068)
Interest accrued at 5.5% per annum	(105,305)	(145,918)
Principal repayments	(946,132)	(1,185,954)
Loss on early repurchase of convertible debentures	—	830,516
Foreign exchange gain	(65,460)	(160,101)

Balance, end of year	3,689,272	4,168,563
Less: current portion	(3,689,272)	(2,317,611)

Long-term portion	$—	$1,850,952

Equity component	2007	2006

Balance, beginning of year	$725,018	$2,332,443
Equity adjustment to deficit on early repurchase of convertible debentures	—	(1,607,425)

Balance, end of year	$725,018	$725,018

13

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
11.	SHARE CAPITAL
(a)	Authorized

An unlimited number of common shares without par value.

(b)	Issued and outstanding

	Number of
	Common
	Shares	Amount

Balance, March 31, 2005	34,957,451	$62,583,019
Issued for cash pursuant to stock options exercised	102,000	183,000

Balance, March 31, 2006	35,059,451	62,766,019
Issued for cash pursuant to private placement	8,750,000	1,464,750

Balance, March 31, 2007	43,809,451	$64,230,769

On January 8, 2007, the Company issued 8,750,000 common shares at $0.18 per common share for gross proceeds of $1,575,000 under a non-brokered private placement. In connection with the private placement, the Company incurred cash share issuance costs of $110,250.

(c)	Escrow shares

As at March 31, 2007, 1,559,054 (2006 — 1,559,054) common shares are held in escrow relating to the September 2002 acquisition of an additional 46% interest in Nanning Maple Leaf Pharmaceuticals Co., Ltd. Under the terms of the agreement, 259,843 shares are to be released every six months with the balance to be released on November 12, 2007. Escrowed shares have not been released as scheduled since November 2005 as the Company commenced litigation concerning the original acquisition agreement (see also note 16(b)(iv)).

(d)	Stock options

The Company has a stock option plan which provides for the granting of up to 9,300,000 (2006 - 9,300,000) stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years. As at March 31, 2007, the Company has 2,545,822 (2006 — 3,027,488) stock options available for future issuance under the plan. Stock option activity for the years ended March 31, 2006 and 2007 is summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2005	4,078,213	$3.05
Granted	804,333	1.54
Forfeited	(436,600)	3.43
Expired	(858,000)	2.96
Exercised	(102,000)	1.79

Balance, March 31, 2006	3,485,946	2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	$2.07

14

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
11.	SHARE CAPITAL (continued)
(d)	Stock options (continued)

	Options Outstanding			Options Exercisable
		Weighted	Weighted Average		Weighted
		Average	Remaining		Average
Range of	Number of	Exercise	Contractual Life	Number of	Exercise
Exercise Prices	Options	Price	(years)	Options	Price

$0.38	1,037,000	$0.38	4.5	173,307	$0.38
$1.50 — $1.82	1,565,912	1.69	2.1	1,214,733	1.74
$2.00 — $2.82	180,000	2.46	1.5	180,000	2.46
$3.65 — $3.83	1,030,000	3.82	1.5	1,030,000	3.82
$5.02 — $5.53	155,000	5.18	1.8	155,000	5.18

	3,967,612	$2.05	2.6	2,753,040	$2.67

Stock options outstanding as at March 31, 2007 expire between July 28, 2007 and September 28, 2011.
(e)	Stock-based compensation

For the year ended March 31, 2007, the Company recognized stock-based compensation expense of $195,828 (2006 — $222,071). Of this amount, $57,111 was recorded in research and development expenses (2006 — $12,710) and $138,717 was recorded in general and administrative expenses (2006 — $209,361). The weighted average fair value of each stock option granted during the year was computed to be $0.23 (2006 — $0.70) using the Black-Scholes option-pricing model at the date of grant using the following weighted average assumptions:

	2007	2006

Annualized stock price volatility
Risk-free interest rate	77.57%	53.08%
Expected option lives	3.89%	3.98%
	5.0 years	4.9 years
Dividend yield	0.0%	0.0%
(f)	Share purchase warrants

	Number	Purchase Price
	of Warrants	per Share

Balance, March 31, 2005 and 2006	3,838,788	$3.85
Expired	(3,838,788)	(3.85)

Balance, March 31, 2007	—	$—

15

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
11.	SHARE CAPITAL (continued)
(g)	Shareholder rights plan

On September 29, 2005, the shareholders approved a shareholder rights plan (the “Rights Plan”), which expires at the Company’s annual general meeting in 2008. Under the Rights Plan, holders of common shares are entitled to one share purchase right (“Right”) for each common share held. Each Right entitles the holder to acquire one additional share for consideration equal to 50% of the trading price of the shares (as defined) at the time the Right is granted. These Rights may be granted by the Company under certain conditions where an unsolicited takeover bid is made for shares of the Company under circumstances which do not conform to the terms of the plan. As at March 31, 2007, no such rights have been granted.

12.	CONTRIBUTED SURPLUS

	2007	2006

Balance, beginning of year	$4,755,188	$4,533,117
Stock-based compensation (note 11(e))	195,828	222,071

Balance, end of year	$4,951,016	$4,755,188

13.	RESTRUCTURING COSTS

During the year ended March 31, 2006, the Company implemented a restructuring initiative to reduce costs resulting in termination and other costs of $780,553 (see also note 16(b)(ii)).

14.	INCOME TAXES

In assessing the realization of the Company’s future income tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax assets considered realizable could change materially in the near term based on future taxable income during the carry-forward period.

(a)	The significant components of the Company’s future income tax assets are as follows:

	2007	2006

Future income tax assets:
Non-capital tax losses carried forward	$6,890,000	$8,167,000
Research and development deductions and credits	9,595,000	7,191,000
Reserves	383,000	447,000
Property and equipment	2,055,000	1,977,000
Other	423,000	530,000

Total gross future income tax assets	19,346,000	18,312,000
Valuation allowance	(19,346,000)	(18,312,000)

Net future income tax assets	$—	$—

16

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
14.	INCOME TAXES (continued)

The potential income tax benefits relating to future income tax assets have not been recognized in the financial statements as their realization does not meet the requirement of “more likely than not” under the liability method of tax allocation.

(b)
As at March 31, 2007, the Company has non-capital losses carried forward of $23,988,000 (2006 — $27,970,000) and for income tax purposes available to reduce taxable income in future years in Canada ($14,054,000), United States ($57,000), Hong Kong ($7,653,000), and PRC ($2,224,000). In addition, the Company has approximately $20,253,000 (2006 — $15,208,000) of scientific research and experimental development expenditures, which can be carried forward indefinitely to reduce Canadian taxable income of future years. The Company also has approximately $4,075,000 (2006 — $3,040,000) federal scientific research and experimental development tax credits available to offset Canadian federal income taxes otherwise payable. The non-capital loss carry forwards and investment tax credits expire as follows:

		Non-Capital
	Investment	Loss Carry
	Tax Credits	Forwards

2008	—	1,289,000
2009	—	1,744,000
2010	—	652,000
2011	178,000	570,000
2012	336,000	647,000
2013	146,000	—
2014	443,000	2,186,000
2015	807,000	2,857,000
2016	1,918,000	—
2017	247,000	—
2024	—	37,000
2025	—	1,000
2026	—	4,268,000
2027	—	2,084,000
No expiry	—	7,653,000

	$4,075,000	$23,988,000

(c)	The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.12% (2006 — 34.49%) statutory tax rate is as follows:

	2007	2006

Income tax recovery at statutory rates	$(1,624,000)	$(7,457,000)
Tax effect of non-deductible expenses	294,000	302,000
Unrecognized temporary differences	1,034,000	6,949,000

Foreign tax rate differences	296,000	206,000

	$—	$—

17

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
15.	RELATED PARTY TRANSACTIONS

During the years ended March 31, 2007 and 2006, the Company entered into the following transactions with and had the following balances payable to related parties:
(a)
The Company incurred $210,000 in consulting fees to an officer of the Company during the year ended March 31, 2007 (2006 — $287,525) which are included in the research and development expenses. As at March 31, 2007, $nil is included in accounts payable and accrued liabilities (2006 — $20,129).

(b)
The Company paid $34,878 in consulting fees to an officer and director of the Company during the year ended March 31, 2006 which are included in general and administrative expenses. No such expenses were incurred during the year ended March 31, 2007.

(c)
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the year ended March 31, 2007 legal fees incurred to this law firm of $366,234 (2006 — $394,318) are included in general and administrative expenses. As at March 31, 2007, $75,890 is included in accounts payable and accrued liabilities (2006 — $96,211).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
16.	COMMITMENTS, CONTINGENT LIABILITIES AND CLAIMS
(a)	Lease commitments and guarantees

The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2008	$248,647
2009	168,913
2010	130,660
2011	6,294
2012	—

$554,514

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,825,575 plus operating costs, to new tenants (2006 — $2,043,000). The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees. As a result of the assignment transaction, the Company has recognized the settlement costs on the date of the settlement as a charge to income in the amount of $108,480 for the year ended March 31, 2006 offset by the recognition of the deferred lease inducements of $206,748. Leasehold improvements related to these premises of $82,401 were fully written down and recognized as amortization costs.

18

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
16.	COMMITMENTS, CONTINGENT LIABILITIES AND CLAIMS (continued)
(b)	Litigation
(i)	Patents

The Chinese Patent office in PRC notified the Company in April 2005 that the Company’s appeal claiming ownership of a PRC patent relating to addiction withdrawal was not being upheld. The Company has taken no action to counter this decision and the Company does not currently expect to incur further costs in relation to this matter.

(ii)	Severance claims

The Company is facing several severance claims by former directors, officers and employees alleging wrongful dismissal and seeking damages including lost wages and other benefits. Although the ultimate outcomes of these claims are uncertain and the Company expects to defend these claims, it has accrued various amounts to settle them as at March 31, 2007 and 2006 in accounts payable and accrued liabilities. Any costs incurred in excess of the amounts accrued will be expensed in the period in which they can be reasonably estimated. Any claims settled for less than the amounts accrued will be recovered to income at the time of settlement.

(iii)	Claim for services provided

A former consultant to the Company has initiated a claim for US$100,000 against the Company for services rendered. Management’s assessment of this claim is that it is without merit and it intends to defend the claim should it be formally asserted. Accordingly, no provision has been made in the financial statements for any future settlement of this claim.

(iv)	Claim related to 2003 acquisition of 46% interest in subsidiary

The Company and Tianjin Fairwood Mfg Co. Ltd. also known as Huacheng Forest Industrial Company Co. Ltd. (“Tianjin”) have filed claims and counter claims relating to the September acquisition of a 46% interest in Nanning Maple Leaf Pharmaceutical Co., Ltd. by the Company from Tianjin in exchange for 2,598,425 shares of the Company. The agreement required the shares issued by the Company to be placed into escrow and subsequently released over a sixty-month period at the rate of 5% at the end of each of the first two 6- month periods, 10% at the end of each of the next seven 6-month periods, and 20% at the end of the last 6-month period following the date of the closing of the acquisition (see also note 11(c)). Following a review of the acquisition agreement during 2005, the Company declined to authorize the release of the November 12, 2005 tranche of 259,843 escrowed shares as scheduled on the basis that the acquisition agreement had been breached. The Company has also declined to authorize the release of the May 12, 2006 and November 12, 2006 tranches of escrow shares as scheduled and has pursued a claim against Tianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of fiduciary responsibility. Tianjin, in turn, has pursued a claim against the Company seeking damages of $3,648,185 arising from the Company’s failure to release various tranches of shares from escrow as scheduled. Management is unable to predict the outcomes of these claims and counterclaims with any degree of certainty, accordingly, no amounts have been accrued for the settlement or recovery of damages and ongoing costs related to the dispute have been charged to operations.

19

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006
16.	COMMITMENTS, CONTINGENT LIABILITIES AND CLAIMS (continued)
(b)	Litigation (continued)
(v)	Indemnity legal claim

The Company is a party to an arbitration with former directors, officers and employees, under the Commercial Arbitration Act (British Columbia) through the British Columbia International Commercial Arbitration Centre. The claimants claim that they are entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. The Company has agreed to pay $70,000 on account of uncontested expenses and the arbitration has been adjourned pending attempts to resolve the claim for contested expenses. The amount has been accrued in accounts payable and accrued liabilities as at March 31, 2007.

17.	SEGMENTED INFORMATION

The Company operates in the pharmaceutical industry. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on an individual basis revenues in excess of 10% of the Company’s total revenues:

(a)	Revenues

	2007	2006

China — product sales	$356,802	$441,070
Spain — license fees	187,776	187,777

	$544,578	$628,847

(b)	Long-lived assets

	2007	2006

Canada	$83,939	$145,586
Hong Kong	17,328	27,185
China	1,797,863	1,996,538

	$1,899,130	$2,169,309

Long-lived assets consist of property and equipment.
(c)	Major customers

Revenues from license fees for the years ended March 31, 2007 and 2006 were derived solely from Esteve which is domiciled in Spain. Revenues from product sales of $27,977 (2006 — $136,060) were derived from one major customer.

18.	SUBSEQUENT EVENT

On May 11, 2007, the Company and Esteve terminated their license and collaboration agreement and all of the European licensing rights to Tetrodin™, Tectin™ and successor products reverted back to the Company (see also note 9).

20

Form 52-109F1
Certification of Annual Filings
I, EDGE R. WANG, Chief Executive Officer of WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the period ending March 31, 2007;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 29, 2007.

“Edge Wang” EDGE R. WANG Chief Executive Officer

Form 52-109F1
Certification of Annual Filings
I, VAUGHN BALBERAN, Acting Chief Financial Officer of WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the period ending March 31, 2007;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: June 29, 2007.

“Vaughn Balberan” VAUGHN BALBERAN Acting Chief Financial Officer

COLLABORATION TERMINATION AGREEMENT
This collaboration termination agreement (“Termination Agreement”) is effective as of May 10 , 2007 (“Termination Date”)
BETWEEN:
WEX PHARMACEUTICALS INC. (formerly, International WEX Technologies Inc.)
(“WEX”)
AND:
LABORATORIOS DEL DR. ESTEVE, S.A.
(“ESTEVE”)
(each a “Party” and together, the “Parties”)
BACKGROUND:
A.	The Parties have entered into the following agreements with respect to the development and commercialization of certain technology:
(i)	License and Collaboration Agreement dated November 27, 2002;

(ii)	Supply Agreement dated November 27, 2002;

(iii)	Letter dated July 28, 2003; and

(iv)	Revised Collaboration Letter dated March 9, 2005,
(together, the “Existing Agreements”); and

B.
The Parties wish to enter into this Termination Agreement to terminate the Existing Agreements as of the Termination Date and to set out their respective rights and obligations relating to matters arising from such termination.

NOW THEREFORE, for good and valuable consideration of the premises and the mutual promises and covenants set out in this Termination Agreement (the receipt and sufficiency of which are hereby acknowledged by the Parties), the Parties hereby agree as follows:
1.	Definitions
The following words shall have the following meanings ascribed to them below:
(a)
“Affiliate” means, with respect to a Party, any individual, corporation, partnership, joint venture, trust, entity or other person that directly, or indirectly through one or more intermediates, controls, is controlled by, or is under common control with such Party. The term “control” means the possession, directly or indirectly, of at least 50% of the share capital or voting rights or of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Aggregate Patent Rights” means all of the WEX Patent Rights, ESTEVE Patent Rights and Joint Patent Rights;

(c)
“ESTEVE Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit B attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date;

(d)
Joint Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit C attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date;

(e)
“Know-How” means any and all non-public data, methodologies, techniques, processes, active ingredients, formulations, chemistry, manufacturing, controls, specifications, regulatory filings, and other know-how provided or developed during the Parties’ collaboration under any of the Existing Agreements, limited by ESTEVE Patent Rights, WEX Patent Rights, Joint Patent Rights or Aggregate Patent Rights as the context may require; and

(f)
“WEX Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit A attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date.

2.	Termination of Existing Agreements
By mutual consent of the Parties, the Existing Agreements (including any and all survival provisions therein) shall terminate and be of no force and effect as of the Termination Date.
3.	Patent Rights
A.	Assignment of ESTEVE Patent Rights and Joint Patent Rights.
ESTEVE hereby irrevocably and unconditionally assigns and transfers, and shall cause the inventors to irrevocably and unconditionally assign and transfer, to WEX all rights, title and interests throughout the universe in, to and associated with the ESTEVE Patent Rights, Joint Patent Rights and related Know-How, free and clear of all liens, claims, charges, security interests, encumbrances, and interests of any kind whatsoever. WEX shall reimburse ESTEVE any and all reasonable out-of-pocket legal expenses and patent office fees and costs incurred by ESTEVE in connection with the preparation, and recordation at the applicable patent offices, of appropriate assignment documents. Until such assignment has been recorded at the applicable patent offices, ESTEVE agrees to maintain (and not abandon) the ESTEVE Patent Rights and Joint Patent Rights, provided that WEX bears the cost and expenses related to the maintenance of the ESTEVE Patent Rights and Joint Patent Rights until recordation of the assignment. If WEX is unable, for any reason whatsoever, to secure signature(s) to any assignment or related document that is required to be executed by ESTEVE and/or the inventors pursuant to the foregoing, ESTEVE hereby irrevocably designates and appoints, and shall cause the inventors to irrevocably designate and appoint, WEX and its duly authorized officers and agents as ESTEVE’s and inventors’ agents and attorneys-in-fact to act for and on behalf of ESTEVE and the inventors and instead of ESTEVE and the inventors, to execute and file the necessary documents and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by ESTEVE and the inventors.

If and to the extent that ESTEVE or any of its Affiliates has, but WEX does not have, a copy of patent files (including data and other supporting information, and correspondences received from and submitted to the applicable patent offices, reasonably necessary for patent prosecution and enforcement purposes) pertaining to the ESTEVE Patent Rights, Joint Patent Rights and/or related Know-How that might enable WEX to more fully develop, use and exploit the ESTEVE Patent Rights, Joint Patent Rights and related Know-How, ESTEVE shall, promptly upon WEX’ written request, provide a copy of such information and materials to WEX, and the shipping expenses shall be borne by WEX.
B.	WEX Patent Rights
WEX shall be the sole and exclusive owner of all rights, title and interests in and to the WEX Patent Rights and related Know-How and shall be free to develop, use and exploit the WEX Patent Rights and related Know-How throughout the universe for WEX’s sole account.
C.	Aggregate Patent Rights

Commencing on the Termination Date, ESTEVE and its Affiliates shall cease any and all use, directly or indirectly, of the Aggregate Patent Rights and related Know-How.
WEX shall be solely responsible for the filing, prosecution and maintenance of the Aggregate Patent Rights and shall bear the cost and expenses related thereto. WEX shall also have the right to abandon any or all of the Aggregate Patent Rights in any or all jurisdictions without notifying, or obtaining the consent of, ESTEVE.
Each party acknowledges the inventive input of the other party and its employees and/or agents in respect of the inventions described in the Aggregate Patent Rights, and shall abide by any legal rights derived therefrom.
D.	Ongoing Patent Applications
At WEX’s request and expense, ESTEVE has undertaken certain steps to:
(i)	proceed with certain national phase filings of the Joint Patent Rights; and

(ii)	obtain a PCT application claiming priority to each of the following:
REDACTED
listed in the ESTEVE Patent Rights.
WEX shall reimburse ESTEVE any and all reasonable out-of-pocket legal expenses, translation fees, and patent office fees and costs incurred by ESTEVE associated with the activities undertaken under paragraphs (i) and (ii) above. ESTEVE shall invoice WEX such expenses, fees and costs in due course and WEX shall pay ESTEVE’s invoices within ten (10) business days of receipt.

4.	Pre- and Non-Clinical Data and Related Materials
With respect to pre-clinical and non-clinical studies performed or subcontracted by ESTEVE pursuant to the Letter dated July 28, 2003 and section 3 of the Revised Collaboration Letter dated March 9, 2005 or under any invoice submitted by ESTEVE to WEX for work described in such invoice and paid for by WEX, ESTEVE shall, to the extent not already provided, deliver to WEX within thirty (30) days of the Termination Date (or, for studies not yet paid for by WEX, within thirty (30) days of receiving the applicable payment), copies of any and all pre-clinical and non-clinical protocols (including amendments) and raw data and an originally signed copy of final reports for all studies and work paid for by WEX, in both paper and electronic (PDF) copies arising out of or relating to such studies and work, including but not limited to works derived from or based on any of the foregoing (together “Materials”). Without prejudice to the authors’ legal rights, ESTEVE hereby acknowledges and agrees that WEX shall be the sole and exclusive owner of all rights, title and interests in and to the Materials and intellectual property therein throughout the universe and that WEX shall be free to develop, use and exploit the Materials and intellectual property therein for WEX’s sole account. To the extent that any data, records or other documents must be retained by ESTEVE or any of its subcontractors in accordance with applicable laws, ESTEVE shall grant to, and shall secure for, WEX and the regulatory authorities the right to access and audit (at WEX’ cost and expense) such data, records or other documents used or referenced in the development or preparation of the Materials by ESTEVE or its subcontractors, as the case may be. ESTEVE shall, and shall cause its subcontractors (at WEX’ cost and expense) to, respond to reasonable enquiries of WEX and the regulatory authorities arising from such access and audit. Commencing on the Termination Date, ESTEVE and its Affiliates and their respective subcontractors shall cease any and all uses of the Materials and intellectual property therein throughout the universe, except as may be required by any applicable law.
ESTEVE hereby confirms that there are no other outstanding amounts due or owing by WEX under any of the Existing Agreements, except as set out in Exhibit D attached to this Termination Agreement. Upon receipt of detailed invoices from its agents and subcontractors, ESTEVE shall remit such invoices to WEX for reimbursement, in accordance with the costs set out in Exhibit D attached to this Termination Agreement, and WEX shall thereafter reimburse ESTEVE for such costs within ten (10) business days of receipt.
5.	Destruction of TTX and Retention of Biological Specimens
Within thirty (30) days of the Termination Date, ESTEVE shall provide WEX with a written TTX accountability report on the receipt, return, use and disposal of all TTX and TTX impurities (whether in powder, solution or other forms) supplied to ESTEVE by WEX to enable WEX to meet its regulatory obligations. With respect to any unused TTX, at WEX’s expense, ESTEVE shall have destroyed, and shall ensure that its Affiliates and each of their respective subcontractors have destroyed, all unused TTX as soon as reasonably practicable following the Termination Date, and ESTEVE shall promptly thereafter provide WEX with written certification of such destruction. WEX shall reimburse ESTEVE the expenses associated with the destruction of unused TTX within ten (10) business days of receipt of ESTEVE’s invoice.
With respect to toxicology studies performed by ESTEVE’s subcontractors, and pharmacokinetic studies performed by ESTEVE or its Affiliates, ESTEVE shall, at WEX’ cost and expense, retain and cause its Affiliates and subcontractors to retain, biological specimens such as blood, plasma and tissue specimens used in the conduct of such studies, in accordance with applicable laws. ESTEVE shall, and shall cause its Affiliates and subcontractors (at WEX’ cost and expense) to, grant to WEX and the regulatory authorities the right to access such specimens, and respond to reasonable enquiries of WEX and the regulatory authorities relating thereto.

6.	Confidentiality
On and after the Termination Date, each Party will use reasonable efforts to maintain the confidentiality of any non-public information and materials, in any form or on any medium, relating to the Aggregate Patent Rights and related Know-How.
This obligation of confidentiality shall not apply to any information that the receiving party can demonstrate by competent records:
(a)	is or hereafter becomes generally available to the public other than by reason of any default by the receiving party of the confidentiality obligation under this Termination Agreement; or

(b)
was independently developed by the receiving party having no access to any confidential information received from the disclosing party or its representatives, or generated by the receiving party or its representatives under any of the Existing Agreements, at the time of such independent development; or

(c)
was available to the receiving party on a non-confidential basis from a source who is not bound by a confidentiality agreement with the disclosing party and is not otherwise obligated to keep such information confidential; or

(d)	has been pre-approved in writing for publication by the other party; or

(e)	is required to be disclosed in compliance with applicable laws or regulations or order by a court or other regulatory body having competent jurisdiction.
7.	Further Assurances
Each Party shall cooperate fully with the other Party and shall do such other things and execute and deliver such additional documents and agreements as the other Party, acting reasonably, may request to give effect to and carry out the terms and intent of this Termination Agreement. A Party shall not be entitled to any compensation or remuneration for its provision of such cooperation and assistance, except that such Party shall be reimbursed for any reasonable out-of-pocket expenses incurred thereto.
8.	Entire Agreement
This Termination Agreement sets out the entire agreement of the Parties with respect to the subject matter of this Termination Agreement and supersedes, cancels and replaces any and all previous and simultaneous communications, representations, negotiations, discussions, agreements or understandings (including but not limited to those set out in the Existing Agreements), whether oral or written, between them with respect to the subject matter of this Termination Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set out in this Termination Agreement. This Termination Agreement may be modified only by a written instrument signed by both Parties or their successors or assigns.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Termination Agreement to be effective as of the Termination Date.

WEX PHARMACEUTICALS INC.		LABORATORIOS DEL DR. ESTEVE, S.A.

Per:	“Edge Wang”	Per:	“Antoni Esteve”
	(Authorized Signatory)		(Authorized Signatory)

Name: Edge Wang		Name: Antoni Esteve
Title: President and Chief Executive Officer		Title: President
Date: May 7, 2007		Date: May 20, 2007

EXHIBITS REDACTED

COLLABORATION TERMINATION AGREEMENT
This collaboration termination agreement (“Termination Agreement”) is effective as of May 10 , 2007 (“Termination Date”)
BETWEEN:
WEX PHARMACEUTICALS INC. (formerly, International WEX Technologies Inc.)
(“WEX”)
AND:
LABORATORIOS DEL DR. ESTEVE, S.A.
(“ESTEVE”)
(each a “Party” and together, the “Parties”)
BACKGROUND:
A.	The Parties have entered into the following agreements with respect to the development and commercialization of certain technology:
(i)	License and Collaboration Agreement dated November 27, 2002;

(ii)	Supply Agreement dated November 27, 2002;

(iii)	Letter dated July 28, 2003; and

(iv)	Revised Collaboration Letter dated March 9, 2005,
(together, the “Existing Agreements”); and

B.
The Parties wish to enter into this Termination Agreement to terminate the Existing Agreements as of the Termination Date and to set out their respective rights and obligations relating to matters arising from such termination.

NOW THEREFORE, for good and valuable consideration of the premises and the mutual promises and covenants set out in this Termination Agreement (the receipt and sufficiency of which are hereby acknowledged by the Parties), the Parties hereby agree as follows:
1.	Definitions
The following words shall have the following meanings ascribed to them below:
(a)
“Affiliate” means, with respect to a Party, any individual, corporation, partnership, joint venture, trust, entity or other person that directly, or indirectly through one or more intermediates, controls, is controlled by, or is under common control with such Party. The term “control” means the possession, directly or indirectly, of at least 50% of the share capital or voting rights or of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Aggregate Patent Rights” means all of the WEX Patent Rights, ESTEVE Patent Rights and Joint Patent Rights;

(c)
“ESTEVE Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit B attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date;

(d)
Joint Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit C attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date;

(e)
“Know-How” means any and all non-public data, methodologies, techniques, processes, active ingredients, formulations, chemistry, manufacturing, controls, specifications, regulatory filings, and other know-how provided or developed during the Parties’ collaboration under any of the Existing Agreements, limited by ESTEVE Patent Rights, WEX Patent Rights, Joint Patent Rights or Aggregate Patent Rights as the context may require; and

(f)
“WEX Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit A attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date.

2.	Termination of Existing Agreements
By mutual consent of the Parties, the Existing Agreements (including any and all survival provisions therein) shall terminate and be of no force and effect as of the Termination Date.
3.	Patent Rights
A.	Assignment of ESTEVE Patent Rights and Joint Patent Rights.
ESTEVE hereby irrevocably and unconditionally assigns and transfers, and shall cause the inventors to irrevocably and unconditionally assign and transfer, to WEX all rights, title and interests throughout the universe in, to and associated with the ESTEVE Patent Rights, Joint Patent Rights and related Know-How, free and clear of all liens, claims, charges, security interests, encumbrances, and interests of any kind whatsoever. WEX shall reimburse ESTEVE any and all reasonable out-of-pocket legal expenses and patent office fees and costs incurred by ESTEVE in connection with the preparation, and recordation at the applicable patent offices, of appropriate assignment documents. Until such assignment has been recorded at the applicable patent offices, ESTEVE agrees to maintain (and not abandon) the ESTEVE Patent Rights and Joint Patent Rights, provided that WEX bears the cost and expenses related to the maintenance of the ESTEVE Patent Rights and Joint Patent Rights until recordation of the assignment. If WEX is unable, for any reason whatsoever, to secure signature(s) to any assignment or related document that is required to be executed by ESTEVE and/or the inventors pursuant to the foregoing, ESTEVE hereby irrevocably designates and appoints, and shall cause the inventors to irrevocably designate and appoint, WEX and its duly authorized officers and agents as ESTEVE’s and inventors’ agents and attorneys-in-fact to act for and on behalf of ESTEVE and the inventors and instead of ESTEVE and the inventors, to execute and file the necessary documents and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by ESTEVE and the inventors.

If and to the extent that ESTEVE or any of its Affiliates has, but WEX does not have, a copy of patent files (including data and other supporting information, and correspondences received from and submitted to the applicable patent offices, reasonably necessary for patent prosecution and enforcement purposes) pertaining to the ESTEVE Patent Rights, Joint Patent Rights and/or related Know-How that might enable WEX to more fully develop, use and exploit the ESTEVE Patent Rights, Joint Patent Rights and related Know-How, ESTEVE shall, promptly upon WEX’ written request, provide a copy of such information and materials to WEX, and the shipping expenses shall be borne by WEX.
B.	WEX Patent Rights
WEX shall be the sole and exclusive owner of all rights, title and interests in and to the WEX Patent Rights and related Know-How and shall be free to develop, use and exploit the WEX Patent Rights and related Know-How throughout the universe for WEX’s sole account.
C.	Aggregate Patent Rights
Commencing on the Termination Date, ESTEVE and its Affiliates shall cease any and all use, directly or indirectly, of the Aggregate Patent Rights and related Know-How.
WEX shall be solely responsible for the filing, prosecution and maintenance of the Aggregate Patent Rights and shall bear the cost and expenses related thereto. WEX shall also have the right to abandon any or all of the Aggregate Patent Rights in any or all jurisdictions without notifying, or obtaining the consent of, ESTEVE.
Each party acknowledges the inventive input of the other party and its employees and/or agents in respect of the inventions described in the Aggregate Patent Rights, and shall abide by any legal rights derived therefrom.
D.	Ongoing Patent Applications
At WEX’s request and expense, ESTEVE has undertaken certain steps to:
(i)	proceed with certain national phase filings of the Joint Patent Rights; and

(ii)	obtain a PCT application claiming priority to each of the following:

listed in the ESTEVE Patent Rights.
WEX shall reimburse ESTEVE any and all reasonable out-of-pocket legal expenses, translation fees, and patent office fees and costs incurred by ESTEVE associated with the activities undertaken under paragraphs (i) and (ii) above. ESTEVE shall invoice WEX such expenses, fees and costs in due course and WEX shall pay ESTEVE’s invoices within ten (10) business days of receipt.

4.	Pre- and Non-Clinical Data and Related Materials
With respect to pre-clinical and non-clinical studies performed or subcontracted by ESTEVE pursuant to the Letter dated July 28, 2003 and section 3 of the Revised Collaboration Letter dated March 9, 2005 or under any invoice submitted by ESTEVE to WEX for work described in such invoice and paid for by WEX, ESTEVE shall, to the extent not already provided, deliver to WEX within thirty (30) days of the Termination Date (or, for studies not yet paid for by WEX, within thirty (30) days of receiving the applicable payment), copies of any and all pre-clinical and non-clinical protocols (including amendments) and raw data and an originally signed copy of final reports for all studies and work paid for by WEX, in both paper and electronic (PDF) copies arising out of or relating to such studies and work, including but not limited to works derived from or based on any of the foregoing (together “Materials”). Without prejudice to the authors’ legal rights, ESTEVE hereby acknowledges and agrees that WEX shall be the sole and exclusive owner of all rights, title and interests in and to the Materials and intellectual property therein throughout the universe and that WEX shall be free to develop, use and exploit the Materials and intellectual property therein for WEX’s sole account. To the extent that any data, records or other documents must be retained by ESTEVE or any of its subcontractors in accordance with applicable laws, ESTEVE shall grant to, and shall secure for, WEX and the regulatory authorities the right to access and audit (at WEX’ cost and expense) such data, records or other documents used or referenced in the development or preparation of the Materials by ESTEVE or its subcontractors, as the case may be. ESTEVE shall, and shall cause its subcontractors (at WEX’ cost and expense) to, respond to reasonable enquiries of WEX and the regulatory authorities arising from such access and audit. Commencing on the Termination Date, ESTEVE and its Affiliates and their respective subcontractors shall cease any and all uses of the Materials and intellectual property therein throughout the universe, except as may be required by any applicable law.
ESTEVE hereby confirms that there are no other outstanding amounts due or owing by WEX under any of the Existing Agreements, except as set out in Exhibit D attached to this Termination Agreement. Upon receipt of detailed invoices from its agents and subcontractors, ESTEVE shall remit such invoices to WEX for reimbursement, in accordance with the costs set out in Exhibit D attached to this Termination Agreement, and WEX shall thereafter reimburse ESTEVE for such costs within ten (10) business days of receipt.
5.	Destruction of TTX and Retention of Biological Specimens
Within thirty (30) days of the Termination Date, ESTEVE shall provide WEX with a written TTX accountability report on the receipt, return, use and disposal of all TTX and TTX impurities (whether in powder, solution or other forms) supplied to ESTEVE by WEX to enable WEX to meet its regulatory obligations. With respect to any unused TTX, at WEX’s expense, ESTEVE shall have destroyed, and shall ensure that its Affiliates and each of their respective subcontractors have destroyed, all unused TTX as soon as reasonably practicable following the Termination Date, and ESTEVE shall promptly thereafter provide WEX with written certification of such destruction. WEX shall reimburse ESTEVE the expenses associated with the destruction of unused TTX within ten (10) business days of receipt of ESTEVE’s invoice.
With respect to toxicology studies performed by ESTEVE’s subcontractors, and pharmacokinetic studies performed by ESTEVE or its Affiliates, ESTEVE shall, at WEX’ cost and expense, retain and cause its Affiliates and subcontractors to retain, biological specimens such as blood, plasma and tissue specimens used in the conduct of such studies, in accordance with applicable laws. ESTEVE shall, and shall cause its Affiliates and subcontractors (at WEX’ cost and expense) to, grant to WEX and the regulatory authorities the right to access such specimens, and respond to reasonable enquiries of WEX and the regulatory authorities relating thereto.

6.	Confidentiality
On and after the Termination Date, each Party will use reasonable efforts to maintain the confidentiality of any non-public information and materials, in any form or on any medium, relating to the Aggregate Patent Rights and related Know-How.
This obligation of confidentiality shall not apply to any information that the receiving party can demonstrate by competent records:
(a)	is or hereafter becomes generally available to the public other than by reason of any default by the receiving party of the confidentiality obligation under this Termination Agreement; or

(b)
was independently developed by the receiving party having no access to any confidential information received from the disclosing party or its representatives, or generated by the receiving party or its representatives under any of the Existing Agreements, at the time of such independent development; or

(c)
was available to the receiving party on a non-confidential basis from a source who is not bound by a confidentiality agreement with the disclosing party and is not otherwise obligated to keep such information confidential; or

(d)	has been pre-approved in writing for publication by the other party; or

(e)	is required to be disclosed in compliance with applicable laws or regulations or order by a court or other regulatory body having competent jurisdiction.
7.	Further Assurances
Each Party shall cooperate fully with the other Party and shall do such other things and execute and deliver such additional documents and agreements as the other Party, acting reasonably, may request to give effect to and carry out the terms and intent of this Termination Agreement. A Party shall not be entitled to any compensation or remuneration for its provision of such cooperation and assistance, except that such Party shall be reimbursed for any reasonable out-of-pocket expenses incurred thereto.
8.	Entire Agreement
This Termination Agreement sets out the entire agreement of the Parties with respect to the subject matter of this Termination Agreement and supersedes, cancels and replaces any and all previous and simultaneous communications, representations, negotiations, discussions, agreements or understandings (including but not limited to those set out in the Existing Agreements), whether oral or written, between them with respect to the subject matter of this Termination Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set out in this Termination Agreement. This Termination Agreement may be modified only by a written instrument signed by both Parties or their successors or assigns.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Termination Agreement to be effective as of the Termination Date.

WEX PHARMACEUTICALS INC.		LABORATORIOS DEL DR. ESTEVE, S.A.

Per:	“Edge Wang”	Per:	“Antoni Esteve”
	(Authorized Signatory)		(Authorized Signatory)

Name: Edge Wang		Name: Antoni Esteve
Title: President and Chief Executive Officer		Title: President
Date: May 7, 2007		Date: May 20, 2007

COLLABORATION TERMINATION AGREEMENT
This collaboration termination agreement (“Termination Agreement”) is effective as of May 10 , 2007 (“Termination Date”)
BETWEEN:
WEX PHARMACEUTICALS INC. (formerly, International WEX Technologies Inc.)
(“WEX”)
AND:
LABORATORIOS DEL DR. ESTEVE, S.A.
(“ESTEVE”)
(each a “Party” and together, the “Parties”)
BACKGROUND:
A.	The Parties have entered into the following agreements with respect to the development and commercialization of certain technology:
(i)	License and Collaboration Agreement dated November 27, 2002;

(ii)	Supply Agreement dated November 27, 2002;

(iii)	Letter dated July 28, 2003; and

(iv)	Revised Collaboration Letter dated March 9, 2005,
(together, the “Existing Agreements”); and

B.
The Parties wish to enter into this Termination Agreement to terminate the Existing Agreements as of the Termination Date and to set out their respective rights and obligations relating to matters arising from such termination.

NOW THEREFORE, for good and valuable consideration of the premises and the mutual promises and covenants set out in this Termination Agreement (the receipt and sufficiency of which are hereby acknowledged by the Parties), the Parties hereby agree as follows:
1.	Definitions
The following words shall have the following meanings ascribed to them below:
(a)
“Affiliate” means, with respect to a Party, any individual, corporation, partnership, joint venture, trust, entity or other person that directly, or indirectly through one or more intermediates, controls, is controlled by, or is under common control with such Party. The term “control” means the possession, directly or indirectly, of at least 50% of the share capital or voting rights or of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Aggregate Patent Rights” means all of the WEX Patent Rights, ESTEVE Patent Rights and Joint Patent Rights;

(c)
“ESTEVE Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit B attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date;

(d)
Joint Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit C attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date;

(e)
“Know-How” means any and all non-public data, methodologies, techniques, processes, active ingredients, formulations, chemistry, manufacturing, controls, specifications, regulatory filings, and other know-how provided or developed during the Parties’ collaboration under any of the Existing Agreements, limited by ESTEVE Patent Rights, WEX Patent Rights, Joint Patent Rights or Aggregate Patent Rights as the context may require; and

(f)
“WEX Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit A attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date.

2.	Termination of Existing Agreements
By mutual consent of the Parties, the Existing Agreements (including any and all survival provisions therein) shall terminate and be of no force and effect as of the Termination Date.
3.	Patent Rights
A.	Assignment of ESTEVE Patent Rights and Joint Patent Rights.
ESTEVE hereby irrevocably and unconditionally assigns and transfers, and shall cause the inventors to irrevocably and unconditionally assign and transfer, to WEX all rights, title and interests throughout the universe in, to and associated with the ESTEVE Patent Rights, Joint Patent Rights and related Know-How, free and clear of all liens, claims, charges, security interests, encumbrances, and interests of any kind whatsoever. WEX shall reimburse ESTEVE any and all reasonable out-of-pocket legal expenses and patent office fees and costs incurred by ESTEVE in connection with the preparation, and recordation at the applicable patent offices, of appropriate assignment documents. Until such assignment has been recorded at the applicable patent offices, ESTEVE agrees to maintain (and not abandon) the ESTEVE Patent Rights and Joint Patent Rights, provided that WEX bears the cost and expenses related to the maintenance of the ESTEVE Patent Rights and Joint Patent Rights until recordation of the assignment. If WEX is unable, for any reason whatsoever, to secure signature(s) to any assignment or related document that is required to be executed by ESTEVE and/or the inventors pursuant to the foregoing, ESTEVE hereby irrevocably designates and appoints, and shall cause the inventors to irrevocably designate and appoint, WEX and its duly authorized officers and agents as ESTEVE’s and inventors’ agents and attorneys-in-fact to act for and on behalf of ESTEVE and the inventors and instead of ESTEVE and the inventors, to execute and file the necessary documents and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by ESTEVE and the inventors.

If and to the extent that ESTEVE or any of its Affiliates has, but WEX does not have, a copy of patent files (including data and other supporting information, and correspondences received from and submitted to the applicable patent offices, reasonably necessary for patent prosecution and enforcement purposes) pertaining to the ESTEVE Patent Rights, Joint Patent Rights and/or related Know-How that might enable WEX to more fully develop, use and exploit the ESTEVE Patent Rights, Joint Patent Rights and related Know-How, ESTEVE shall, promptly upon WEX’ written request, provide a copy of such information and materials to WEX, and the shipping expenses shall be borne by WEX.
B.	WEX Patent Rights
WEX shall be the sole and exclusive owner of all rights, title and interests in and to the WEX Patent Rights and related Know-How and shall be free to develop, use and exploit the WEX Patent Rights and related Know-How throughout the universe for WEX’s sole account.
C.	Aggregate Patent Rights
Commencing on the Termination Date, ESTEVE and its Affiliates shall cease any and all use, directly or indirectly, of the Aggregate Patent Rights and related Know-How.
WEX shall be solely responsible for the filing, prosecution and maintenance of the Aggregate Patent Rights and shall bear the cost and expenses related thereto. WEX shall also have the right to abandon any or all of the Aggregate Patent Rights in any or all jurisdictions without notifying, or obtaining the consent of, ESTEVE.
Each party acknowledges the inventive input of the other party and its employees and/or agents in respect of the inventions described in the Aggregate Patent Rights, and shall abide by any legal rights derived therefrom.
D.	Ongoing Patent Applications
At WEX’s request and expense, ESTEVE has undertaken certain steps to:
(i)	proceed with certain national phase filings of the Joint Patent Rights; and

(ii)	obtain a PCT application claiming priority to each of the following:

listed in the ESTEVE Patent Rights.
WEX shall reimburse ESTEVE any and all reasonable out-of-pocket legal expenses, translation fees, and patent office fees and costs incurred by ESTEVE associated with the activities undertaken under paragraphs (i) and (ii) above. ESTEVE shall invoice WEX such expenses, fees and costs in due course and WEX shall pay ESTEVE’s invoices within ten (10) business days of receipt.

4.	Pre- and Non-Clinical Data and Related Materials
With respect to pre-clinical and non-clinical studies performed or subcontracted by ESTEVE pursuant to the Letter dated July 28, 2003 and section 3 of the Revised Collaboration Letter dated March 9, 2005 or under any invoice submitted by ESTEVE to WEX for work described in such invoice and paid for by WEX, ESTEVE shall, to the extent not already provided, deliver to WEX within thirty (30) days of the Termination Date (or, for studies not yet paid for by WEX, within thirty (30) days of receiving the applicable payment), copies of any and all pre-clinical and non-clinical protocols (including amendments) and raw data and an originally signed copy of final reports for all studies and work paid for by WEX, in both paper and electronic (PDF) copies arising out of or relating to such studies and work, including but not limited to works derived from or based on any of the foregoing (together “Materials”). Without prejudice to the authors’ legal rights, ESTEVE hereby acknowledges and agrees that WEX shall be the sole and exclusive owner of all rights, title and interests in and to the Materials and intellectual property therein throughout the universe and that WEX shall be free to develop, use and exploit the Materials and intellectual property therein for WEX’s sole account. To the extent that any data, records or other documents must be retained by ESTEVE or any of its subcontractors in accordance with applicable laws, ESTEVE shall grant to, and shall secure for, WEX and the regulatory authorities the right to access and audit (at WEX’ cost and expense) such data, records or other documents used or referenced in the development or preparation of the Materials by ESTEVE or its subcontractors, as the case may be. ESTEVE shall, and shall cause its subcontractors (at WEX’ cost and expense) to, respond to reasonable enquiries of WEX and the regulatory authorities arising from such access and audit. Commencing on the Termination Date, ESTEVE and its Affiliates and their respective subcontractors shall cease any and all uses of the Materials and intellectual property therein throughout the universe, except as may be required by any applicable law.
ESTEVE hereby confirms that there are no other outstanding amounts due or owing by WEX under any of the Existing Agreements, except as set out in Exhibit D attached to this Termination Agreement. Upon receipt of detailed invoices from its agents and subcontractors, ESTEVE shall remit such invoices to WEX for reimbursement, in accordance with the costs set out in Exhibit D attached to this Termination Agreement, and WEX shall thereafter reimburse ESTEVE for such costs within ten (10) business days of receipt.
5.	Destruction of TTX and Retention of Biological Specimens
Within thirty (30) days of the Termination Date, ESTEVE shall provide WEX with a written TTX accountability report on the receipt, return, use and disposal of all TTX and TTX impurities (whether in powder, solution or other forms) supplied to ESTEVE by WEX to enable WEX to meet its regulatory obligations. With respect to any unused TTX, at WEX’s expense, ESTEVE shall have destroyed, and shall ensure that its Affiliates and each of their respective subcontractors have destroyed, all unused TTX as soon as reasonably practicable following the Termination Date, and ESTEVE shall promptly thereafter provide WEX with written certification of such destruction. WEX shall reimburse ESTEVE the expenses associated with the destruction of unused TTX within ten (10) business days of receipt of ESTEVE’s invoice.
With respect to toxicology studies performed by ESTEVE’s subcontractors, and pharmacokinetic studies performed by ESTEVE or its Affiliates, ESTEVE shall, at WEX’ cost and expense, retain and cause its Affiliates and subcontractors to retain, biological specimens such as blood, plasma and tissue specimens used in the conduct of such studies, in accordance with applicable laws. ESTEVE shall, and shall cause its Affiliates and subcontractors (at WEX’ cost and expense) to, grant to WEX and the regulatory authorities the right to access such specimens, and respond to reasonable enquiries of WEX and the regulatory authorities relating thereto.

6.	Confidentiality
On and after the Termination Date, each Party will use reasonable efforts to maintain the confidentiality of any non-public information and materials, in any form or on any medium, relating to the Aggregate Patent Rights and related Know-How.
This obligation of confidentiality shall not apply to any information that the receiving party can demonstrate by competent records:
(a)	is or hereafter becomes generally available to the public other than by reason of any default by the receiving party of the confidentiality obligation under this Termination Agreement; or

(b)
was independently developed by the receiving party having no access to any confidential information received from the disclosing party or its representatives, or generated by the receiving party or its representatives under any of the Existing Agreements, at the time of such independent development; or

(c)
was available to the receiving party on a non-confidential basis from a source who is not bound by a confidentiality agreement with the disclosing party and is not otherwise obligated to keep such information confidential; or

(d)	has been pre-approved in writing for publication by the other party; or

(e)	is required to be disclosed in compliance with applicable laws or regulations or order by a court or other regulatory body having competent jurisdiction.
7.	Further Assurances
Each Party shall cooperate fully with the other Party and shall do such other things and execute and deliver such additional documents and agreements as the other Party, acting reasonably, may request to give effect to and carry out the terms and intent of this Termination Agreement. A Party shall not be entitled to any compensation or remuneration for its provision of such cooperation and assistance, except that such Party shall be reimbursed for any reasonable out-of-pocket expenses incurred thereto.
8.	Entire Agreement
This Termination Agreement sets out the entire agreement of the Parties with respect to the subject matter of this Termination Agreement and supersedes, cancels and replaces any and all previous and simultaneous communications, representations, negotiations, discussions, agreements or understandings (including but not limited to those set out in the Existing Agreements), whether oral or written, between them with respect to the subject matter of this Termination Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set out in this Termination Agreement. This Termination Agreement may be modified only by a written instrument signed by both Parties or their successors or assigns.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Termination Agreement to be effective as of the Termination Date.

WEX PHARMACEUTICALS INC.		LABORATORIOS DEL DR. ESTEVE, S.A.

Per:	“Edge Wang”	Per:	“Antoni Esteve”
	(Authorized Signatory)		(Authorized Signatory)

Name: Edge Wang		Name: Antoni Esteve
Title: President and Chief Executive Officer		Title: President
Date: May 7, 2007		Date: May 20, 2007

COLLABORATION TERMINATION AGREEMENT
This collaboration termination agreement (“Termination Agreement”) is effective as of May 10 , 2007 (“Termination Date”)
BETWEEN:
WEX PHARMACEUTICALS INC. (formerly, International WEX Technologies Inc.)
(“WEX”)
AND:
LABORATORIOS DEL DR. ESTEVE, S.A.
(“ESTEVE”)
(each a “Party” and together, the “Parties”)
BACKGROUND:
A.	The Parties have entered into the following agreements with respect to the development and commercialization of certain technology:
(i)	License and Collaboration Agreement dated November 27, 2002;

(ii)	Supply Agreement dated November 27, 2002;

(iii)	Letter dated July 28, 2003; and

(iv)	Revised Collaboration Letter dated March 9, 2005,
(together, the “Existing Agreements”); and

B.
The Parties wish to enter into this Termination Agreement to terminate the Existing Agreements as of the Termination Date and to set out their respective rights and obligations relating to matters arising from such termination.

NOW THEREFORE, for good and valuable consideration of the premises and the mutual promises and covenants set out in this Termination Agreement (the receipt and sufficiency of which are hereby acknowledged by the Parties), the Parties hereby agree as follows:
1.	Definitions
The following words shall have the following meanings ascribed to them below:
(a)
“Affiliate” means, with respect to a Party, any individual, corporation, partnership, joint venture, trust, entity or other person that directly, or indirectly through one or more intermediates, controls, is controlled by, or is under common control with such Party. The term “control” means the possession, directly or indirectly, of at least 50% of the share capital or voting rights or of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise;

(b)	“Aggregate Patent Rights” means all of the WEX Patent Rights, ESTEVE Patent Rights and Joint Patent Rights;

(c)
“ESTEVE Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit B attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date;

(d)
Joint Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit C attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date;

(e)
“Know-How” means any and all non-public data, methodologies, techniques, processes, active ingredients, formulations, chemistry, manufacturing, controls, specifications, regulatory filings, and other know-how provided or developed during the Parties’ collaboration under any of the Existing Agreements, limited by ESTEVE Patent Rights, WEX Patent Rights, Joint Patent Rights or Aggregate Patent Rights as the context may require; and

(f)
“WEX Patent Rights” means one or more inventions which have been claimed in a patent and/or patent application set out in Exhibit A attached to this Termination Agreement and any and all foreign counterparts thereof, and any and all divisions or divisional applications, reissues, continuations or continuation-in-part of any of the foregoing, that might be filed or issued after the Termination Date.

2.	Termination of Existing Agreements
By mutual consent of the Parties, the Existing Agreements (including any and all survival provisions therein) shall terminate and be of no force and effect as of the Termination Date.
3.	Patent Rights
A.	Assignment of ESTEVE Patent Rights and Joint Patent Rights.
ESTEVE hereby irrevocably and unconditionally assigns and transfers, and shall cause the inventors to irrevocably and unconditionally assign and transfer, to WEX all rights, title and interests throughout the universe in, to and associated with the ESTEVE Patent Rights, Joint Patent Rights and related Know-How, free and clear of all liens, claims, charges, security interests, encumbrances, and interests of any kind whatsoever. WEX shall reimburse ESTEVE any and all reasonable out-of-pocket legal expenses and patent office fees and costs incurred by ESTEVE in connection with the preparation, and recordation at the applicable patent offices, of appropriate assignment documents. Until such assignment has been recorded at the applicable patent offices, ESTEVE agrees to maintain (and not abandon) the ESTEVE Patent Rights and Joint Patent Rights, provided that WEX bears the cost and expenses related to the maintenance of the ESTEVE Patent Rights and Joint Patent Rights until recordation of the assignment. If WEX is unable, for any reason whatsoever, to secure signature(s) to any assignment or related document that is required to be executed by ESTEVE and/or the inventors pursuant to the foregoing, ESTEVE hereby irrevocably designates and appoints, and shall cause the inventors to irrevocably designate and appoint, WEX and its duly authorized officers and agents as ESTEVE’s and inventors’ agents and attorneys-in-fact to act for and on behalf of ESTEVE and the inventors and instead of ESTEVE and the inventors, to execute and file the necessary documents and to do all other lawfully permitted acts to further the purposes of the foregoing with the same legal force and effect as if executed by ESTEVE and the inventors.

If and to the extent that ESTEVE or any of its Affiliates has, but WEX does not have, a copy of patent files (including data and other supporting information, and correspondences received from and submitted to the applicable patent offices, reasonably necessary for patent prosecution and enforcement purposes) pertaining to the ESTEVE Patent Rights, Joint Patent Rights and/or related Know-How that might enable WEX to more fully develop, use and exploit the ESTEVE Patent Rights, Joint Patent Rights and related Know-How, ESTEVE shall, promptly upon WEX’ written request, provide a copy of such information and materials to WEX, and the shipping expenses shall be borne by WEX.
B.	WEX Patent Rights
WEX shall be the sole and exclusive owner of all rights, title and interests in and to the WEX Patent Rights and related Know-How and shall be free to develop, use and exploit the WEX Patent Rights and related Know-How throughout the universe for WEX’s sole account.
C.	Aggregate Patent Rights
Commencing on the Termination Date, ESTEVE and its Affiliates shall cease any and all use, directly or indirectly, of the Aggregate Patent Rights and related Know-How.
WEX shall be solely responsible for the filing, prosecution and maintenance of the Aggregate Patent Rights and shall bear the cost and expenses related thereto. WEX shall also have the right to abandon any or all of the Aggregate Patent Rights in any or all jurisdictions without notifying, or obtaining the consent of, ESTEVE.
Each party acknowledges the inventive input of the other party and its employees and/or agents in respect of the inventions described in the Aggregate Patent Rights, and shall abide by any legal rights derived therefrom.
D.	Ongoing Patent Applications
At WEX’s request and expense, ESTEVE has undertaken certain steps to:
(i)	proceed with certain national phase filings of the Joint Patent Rights; and

(ii)	obtain a PCT application claiming priority to each of the following:

listed in the ESTEVE Patent Rights.
WEX shall reimburse ESTEVE any and all reasonable out-of-pocket legal expenses, translation fees, and patent office fees and costs incurred by ESTEVE associated with the activities undertaken under paragraphs (i) and (ii) above. ESTEVE shall invoice WEX such expenses, fees and costs in due course and WEX shall pay ESTEVE’s invoices within ten (10) business days of receipt.

4.	Pre- and Non-Clinical Data and Related Materials
With respect to pre-clinical and non-clinical studies performed or subcontracted by ESTEVE pursuant to the Letter dated July 28, 2003 and section 3 of the Revised Collaboration Letter dated March 9, 2005 or under any invoice submitted by ESTEVE to WEX for work described in such invoice and paid for by WEX, ESTEVE shall, to the extent not already provided, deliver to WEX within thirty (30) days of the Termination Date (or, for studies not yet paid for by WEX, within thirty (30) days of receiving the applicable payment), copies of any and all pre-clinical and non-clinical protocols (including amendments) and raw data and an originally signed copy of final reports for all studies and work paid for by WEX, in both paper and electronic (PDF) copies arising out of or relating to such studies and work, including but not limited to works derived from or based on any of the foregoing (together “Materials”). Without prejudice to the authors’ legal rights, ESTEVE hereby acknowledges and agrees that WEX shall be the sole and exclusive owner of all rights, title and interests in and to the Materials and intellectual property therein throughout the universe and that WEX shall be free to develop, use and exploit the Materials and intellectual property therein for WEX’s sole account. To the extent that any data, records or other documents must be retained by ESTEVE or any of its subcontractors in accordance with applicable laws, ESTEVE shall grant to, and shall secure for, WEX and the regulatory authorities the right to access and audit (at WEX’ cost and expense) such data, records or other documents used or referenced in the development or preparation of the Materials by ESTEVE or its subcontractors, as the case may be. ESTEVE shall, and shall cause its subcontractors (at WEX’ cost and expense) to, respond to reasonable enquiries of WEX and the regulatory authorities arising from such access and audit. Commencing on the Termination Date, ESTEVE and its Affiliates and their respective subcontractors shall cease any and all uses of the Materials and intellectual property therein throughout the universe, except as may be required by any applicable law.
ESTEVE hereby confirms that there are no other outstanding amounts due or owing by WEX under any of the Existing Agreements, except as set out in Exhibit D attached to this Termination Agreement. Upon receipt of detailed invoices from its agents and subcontractors, ESTEVE shall remit such invoices to WEX for reimbursement, in accordance with the costs set out in Exhibit D attached to this Termination Agreement, and WEX shall thereafter reimburse ESTEVE for such costs within ten (10) business days of receipt.
5.	Destruction of TTX and Retention of Biological Specimens
Within thirty (30) days of the Termination Date, ESTEVE shall provide WEX with a written TTX accountability report on the receipt, return, use and disposal of all TTX and TTX impurities (whether in powder, solution or other forms) supplied to ESTEVE by WEX to enable WEX to meet its regulatory obligations. With respect to any unused TTX, at WEX’s expense, ESTEVE shall have destroyed, and shall ensure that its Affiliates and each of their respective subcontractors have destroyed, all unused TTX as soon as reasonably practicable following the Termination Date, and ESTEVE shall promptly thereafter provide WEX with written certification of such destruction. WEX shall reimburse ESTEVE the expenses associated with the destruction of unused TTX within ten (10) business days of receipt of ESTEVE’s invoice.
With respect to toxicology studies performed by ESTEVE’s subcontractors, and pharmacokinetic studies performed by ESTEVE or its Affiliates, ESTEVE shall, at WEX’ cost and expense, retain and cause its Affiliates and subcontractors to retain, biological specimens such as blood, plasma and tissue specimens used in the conduct of such studies, in accordance with applicable laws. ESTEVE shall, and shall cause its Affiliates and subcontractors (at WEX’ cost and expense) to, grant to WEX and the regulatory authorities the right to access such specimens, and respond to reasonable enquiries of WEX and the regulatory authorities relating thereto.

6.	Confidentiality
On and after the Termination Date, each Party will use reasonable efforts to maintain the confidentiality of any non-public information and materials, in any form or on any medium, relating to the Aggregate Patent Rights and related Know-How.
This obligation of confidentiality shall not apply to any information that the receiving party can demonstrate by competent records:
(a)	is or hereafter becomes generally available to the public other than by reason of any default by the receiving party of the confidentiality obligation under this Termination Agreement; or

(b)
was independently developed by the receiving party having no access to any confidential information received from the disclosing party or its representatives, or generated by the receiving party or its representatives under any of the Existing Agreements, at the time of such independent development; or

(c)
was available to the receiving party on a non-confidential basis from a source who is not bound by a confidentiality agreement with the disclosing party and is not otherwise obligated to keep such information confidential; or

(d)	has been pre-approved in writing for publication by the other party; or

(e)	is required to be disclosed in compliance with applicable laws or regulations or order by a court or other regulatory body having competent jurisdiction.
7.	Further Assurances
Each Party shall cooperate fully with the other Party and shall do such other things and execute and deliver such additional documents and agreements as the other Party, acting reasonably, may request to give effect to and carry out the terms and intent of this Termination Agreement. A Party shall not be entitled to any compensation or remuneration for its provision of such cooperation and assistance, except that such Party shall be reimbursed for any reasonable out-of-pocket expenses incurred thereto.
8.	Entire Agreement
This Termination Agreement sets out the entire agreement of the Parties with respect to the subject matter of this Termination Agreement and supersedes, cancels and replaces any and all previous and simultaneous communications, representations, negotiations, discussions, agreements or understandings (including but not limited to those set out in the Existing Agreements), whether oral or written, between them with respect to the subject matter of this Termination Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set out in this Termination Agreement. This Termination Agreement may be modified only by a written instrument signed by both Parties or their successors or assigns.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Termination Agreement to be effective as of the Termination Date.

WEX PHARMACEUTICALS INC.		LABORATORIOS DEL DR. ESTEVE, S.A.

Per:	“Edge Wang”	Per:	“Antoni Esteve”
	(Authorized Signatory)		(Authorized Signatory)

Name: Edge Wang		Name: Antoni Esteve
Title: President and Chief Executive Officer		Title: President
Date: May 7, 2007		Date: May 20, 2007

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2007
The following discussion by management of the operating results covers the 12 month period ended March 31, 2007 is as of June 28, 2007 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes included thereto. The Company’s audited consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and all amounts are in Canadian currency unless otherwise noted. The forward-looking statements in this discussion regarding our expectations regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc. including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for the management of pain.
The Company is currently developing Tetrodotoxin (“TTX”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer (trade name Tectin™). In March 2006 the clinical development of Tectin™ was discontinued pending detailed analysis of the data generated from the Phase IIb/III trial. The detailed re-analysis was completed, presented to and received approval from the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada to resume the clinical investigation for Tectin™.
In June 2007, WEX received a No Objection Letter from Health Canada for conducting a Phase III clinical trial of Tectin™ in cancer pain. The Company has commenced pre-trial activities with patient recruitment to begin when finances permit.
The development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances (trade name Tetrodin™) will not be pursued until further resources are available or a partnership/collaboration is entered into. The development of a local anaesthetic, involving TTX, is currently in the pre-clinical stage.
Our vision is to become a fully integrated international pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
CORPORATE DEVELOPMENTS
Financial
Convertible Debentures
In December 2005, the Company finalized negotiations with the debenture holders and, under the amended terms, agreed to repay the debentures in a series of instalment payments ending December 31, 2007.
The Company did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 ($US286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount, which payment was made.
On December 1, 2006 the Company announced that it concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation. In place of the fixed instalments required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.
Refer to the MD&A sections on “Critical Accounting Policies and Estimates — Convertible Debentures”, “Convertible Debentures Interest”, “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments”.
Private Placement
On August 21, 2006 the Company announced that it has agreed to offer by way of a private placement an aggregate of 7,773,584 common shares at a price of $0.265 per share to arm’s length purchasers in China. However, this proposed private placement of 7,773,584 common shares to purchasers in China did not close due to regulatory delays and market conditions.
On November 25, 2006 the Company announced that it had agreed to offer by way of private placement an aggregate of 8,750,000 common shares at a price of $0.18 per share to purchasers in China. The private placement was subject to certain approvals, including necessary regulatory and stock exchange approvals. The Company agreed to pay a finder’s fee in connection with the private placement of 7% of the amount raised.
On January 8, 2007 the Company successfully completed the private placement for total gross proceeds of $1,575,000. The Company issued an aggregate of 8,750,000 common shares at a price of $0.18 per share to three placees. The shares were subject to a four-month hold period expiring May 9, 2007. A finder’s fee of 7% of the gross proceeds in the amount of $110,250 was paid to the finder.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
The Company intends to use the net proceeds of the private placement to carry out the corporate objectives; including, securing development partners, clinical development of Tectin™ and sustain general corporate operations.
Rights Offering
On August 29, 2006 the Company announced that it intends to raise up to $2.0 million of equity by way of a rights offering to all shareholders. The rights offering is expected to be made pursuant to a rights offering circular, which was expected to be filed with the applicable securities regulatory authorities during the fiscal quarter ending March 31, 2007. No action has been made by the Company on the rights offering as at the date of this MD&A.
Subject to the terms of the proposed rights offering, holders of common shares (“Common Shares”) of Wex will receive one right for each Common Share held. Five rights plus the subscription price will be required to subscribe for one additional Common Share. The rights offering is subject to compliance with applicable securities legislation and the approval of the applicable securities regulatory authorities. Proceeds from the rights offering will be used for working capital purposes.
If the rights offering proceeds, documents regarding the rights offering will be mailed to shareholders, with the rights expected to be exercisable for a period that is not less than 21 days (the “Rights Offering Period”). WEX intends to grant shareholders of record as of the relevant date one right for each common share held. Five rights would entitle the holder thereof to acquire one common share at a subscription price per common share equal to the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date the rights offering is launched, less a discount of 20%.
Options Granted
No incentive stock options were granted for the three months ended March 31, 2007. However for the year ended March 31, 2007 the Company’s granted an aggregate of 1,070,000 incentive stock options.
Amending Terms of Prior Options Granted
On September 29, 2006, the Company’s board of directors amended the terms of 1,877,999 stock options previously granted to employees and consultants (other than insiders). On January 10, 2007 the Company announced that the Toronto Stock Exchange (the “TSX”) had conditionally approved certain amendments to the exercise prices and terms of 1,877,999 stock options (the “Prior Options”) that were previously granted to certain directors, employees and consultants who are non-insiders of the Company. These amendments to the Prior Options were intended to coincide with the Company’s planned rights offering to its existing shareholders (the “Rights Offering”) but, in any event, expired on June 29, 2007. Due to the passage to time, the proposed amendments to the option terms have lapsed.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Amending Terms of Warrants
On September 29, 2006 the Company received approval from its shareholders to amend the terms of its 3,838,788 previously issued share purchase warrants (the “Warrants”) with current expiry dates from August 5, 2006 to January 30, 2007. The amendments include an extension of the terms of those outstanding Warrants that are set to expire prior to the end of the rights offering period until the end of such period. No extension to the terms of Warrants expiring after that date is proposed. After the rights offering period, the exercise prices of those Warrants that remain outstanding will revert back to their original exercise prices until their expiry. Due to regulatory concerns, the Company did not proceed with the warrant amendments which results in the Warrants remaining at their original exercise price and expiry dates. All of the outstanding Warrants have expired.
Cash and Cash Equivalents
The Company, as at March 31, 2007, held cash and cash equivalents of $1.27 million [March 31, 2006 — $7.80 million].
Team
The Company announced during the year that:
Mr. Don Evans resigned from the position as Vice President of Corporate Communications for WEX.
Mr. Dan Carey joined WEX as Director of Business Development. Mr. Carey is a graduate of Harvard University with many years of experience in business development and licensing in both pharmaceutical and biotech areas.
Dr. Bill Tian, who has a Ph.D. in chemistry from University of California-San Diego and postdoctoral trainings from Harvard University and University of California-Berleley, becomes Associate Director of WEX’s IP department. Dr. Tian has years of experience in pharmaceutical research and intellectual property protection.
Dr. Anh Ho will work closely with these two new members of the management team on business development and IP protection, both key to the future of WEX.
Mr. Bill Chen resigned from his position as Chief Financial Officer (“CFO”) of the Company effective December 31, 2006 for personal reasons.
Mr. Vaughn Balberan, the Controller of the Company, is performing the CFO duties on an acting basis after the departure of Bill Chen. The search for a replacement CFO is underway.
The Company also promoted Helen Chai to be Associate Manager of Corporate Communications. Helen is a graduate of Simon Fraser University with an MBA degree and is fluent in English, Cantonese and Mandarin.
During the last annual and special meeting of the shareholders the membership of the board of directors was reduced from nine to seven board members. The following seven directors were elected by the shareholders: Guang (Michael) Luan, Dr. Edge Wang, Simon Anderson, Dr. Ben Chen, Dr. Tom Du, Dr. John W. Sibert III, Kenneth M. Strong.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Clinical
Tectin™
Further to the recommendation of the DMC (Data Monitoring Committee) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in the management of inadequately controlled cancer-related pain in March 2006, the Company formed a scientific panel to conduct a detailed analysis of the data generated by the study.
On July 6, 2006 the Company announced that the detailed analysis of the Phase IIb/III data collected during the double-blind, randomized, placebo controlled study of Tectin™ in inadequately controlled moderate to severe cancer pain was progressing. The first phase of a detailed analysis using different parameters such as assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and quality of life items (general activity, walking, mood, sleep, etc.) which were not examined by the Data Monitoring Committee was completed. The results from the re-analysis of the data were consistent with those observed in the Phase IIa open label study. In the interim analysis, a 9% difference in drug treatment was found between Tectin and placebo, in favor of Tectin. However, there was no statistically significant difference seen toward more responders in the active treatment arm, based on the primary endpoint (pain intensity difference). In a post-hoc analysis, a clinically significant difference in drug treatment was recorded, which resulted in a statistically significant difference between Tectin and placebo based on an evaluation that combines pain outcome with improvement in quality of life.
On September 6, 2006 WEX announced that the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada had approved the Company’s request to resume the clinical trials for Tectin™. This authorization was granted after BGTD of Health Canada reviewed the results of the re-analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials presented by the Company at a pre-clinical trial application (Pre-CTA) meeting held in Ottawa on the prior day.
On November 30, 2006 the Company had a pre-CTA/NDS (Clinical Trial Applications/New Drug Submission) meeting with Health Canada. The meeting discussed and agreed upon the study methodology of the new randomized, double-blind controlled study (TEC-006) in patients with inadequately controlled moderate to severe cancer related pain. The design of the new trial will be much simpler than that of WEX-014, which will minimize patient’s burden and thereby accelerate the patient recruitment. Also, the number of subjects required to complete the study will be substantially reduced.
On May 9, 2007 the Company announced that further to the Company’s news release dated September 6, 2006 with regard to the resumption of the clinical development of Tectin™ in the target indication malignant cancer pain, the Company has filed a Clinical Trial Application (CTA) with the Biologics and Genetics Therapies Directorate (BGTD) of Health Canada for TectinTM, lead candidate in the Company’s Tetrodotoxin (TTX) technology platform. According to current regulations, the BGTD has a 30-day default period to review the application. Upon clearance from Health Canada, WEX will initiate the clinical trial of Tectin™ for the treatment of moderate to severe inadequately controlled cancer- related pain.
On June 13, 2007 the Company announced that it has received a No Objection Letter from Health Canada for conducting a Phase III clinical trial in cancer pain for its lead product, TectinTM. This multi- centre, randomized, double-blind, and placebo-controlled trial (TEC-006) will include approximately 120 patients with moderate to severe cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responder to treatment.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
The Company believes that the TEC-006 trial has a high probability of meeting its endpoint. The composite endpoint is based on the Company’s reanalysis of the WEX-014 trial, which was terminated early when it became apparent that the trial would not meet its objective when based solely on pain reduction. The reanalysis showed that an endpoint that combines pain reduction with an improvement in quality of life would have produced a statistically significant and clinically meaningful result. It is well understood that a primary composite endpoint is commonly used in chronic pain trial, as pain assessment is subjective.
The Company has commenced pre-trial activities with patient recruitment to begin in the near future.
U.S. Commercialization Strategy
The Company has also filed and received approval for an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™ under a US-IND number. This represents a significant achievement since for the first time, WEX will be able to perform a trial under a US-IND number, and this will grant access to a major patient population base for future Tetrodotoxin (TTX) development.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data was available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
Tetrodin™
In accordance with the Company’s plan to focus its financial and operational resources on the development of Tectin™ for moderate to severe cancer-related pain and due to the change of registered ownership of the Chinese Drug Withdrawal Patent from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the two inventors and a third party who alleges to have been an employer of the other inventor, the Company will not pursue the development of Tetrodin™ for the management of pain symptoms associated with addiction and withdrawal from abused substances in Canada and China until intellectual property issues are resolved and additional financing is available.
Local Anaesthesia
The development of a local anaesthesia, involving TTX, is currently in the pre-clinical stage.
Generic Drug Sales
The Company has added new generic products to the pipeline (without significant investment) with the intent of contributing increased gross margins.
Relationship with Children’s Hospital Boston
On August 10, 2006 the Company announced the signing of a term sheet for a license agreement with Children’s Hospital Boston, for the development and commercialization of pharmaceutical(s) containing Tetrodotoxin (TTX) for prolonged local anesthesia based on the patented technology of the Children’s Hospital. Preliminary data suggests that the new product could have much longer anesthetic effect than products currently on the market and reduce the amount of pain the patients may suffer after surgery.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Relationship with Esteve
WEX announced on May 14, 2007 that the Company and its partner Laboratorios del Dr. Esteve, S.A. (“Esteve”) have entered into a termination agreement (the “Termination Agreement”) to amicably terminate their collaboration on the development of Tetrodotoxin (TTX) as an analgesic. The Company had announced last year the intention to terminate the collaboration. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe.
Under the Termination Agreement, WEX gains exclusive worldwide rights to all its intellectual property predating the collaboration as well as intellectual property developed by the parties during their collaboration.
Intellectual Property
On August 28, the Company announced the official grant to the Company of patent ZL 01 1 18098.6 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Application of A Synergistic Combination of A Sodium Ion Channel Blocker and An Opioid Analgesic in Treatment of Pain in Mammals” which provides a potent analgesic composition which reduces the use of morphine and undesirable adverse effects and patent UA 2003032528 by the State Department of Intellectual Property of Ukraine under the title “Method of Analgesia” which covers the use of TTX and other similar compounds for pain management in both mammals and human beings.
On December 8, 2006 the Company announced the official grant to the Company of patent ZL 00124517.1 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Use of Tetrodotoxin and Saxitoxin and Their Analogs in Manufacturing Analgesic Drugs for Systemic Analgesia”. This patent covers the use of tetrodotoxin (TTX), saxitoxin (STX), or their analogs for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of tetrodotoxin, saxitoxin, or an analog thereof.
The Company is continually evaluating its intellectual property assets to identify further opportunities for commercialization.
Legal Proceedings
The Company announced on September 20, 2006 that it had commenced legal proceedings against Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”) arising out of a transaction concluded in November, 2001 whereby the Company issued to Tianjin 2,598,425 WEX shares in exchange for the transfer by Tianjin of a 46% interest in the Company’s subsidiary Nanning Maple Leaf Pharmaceuticals Inc. (“NMLP”). The claim against Tianjin seeks the return of the WEX shares.
The Company’s action against Tianjin will proceed in the Supreme Court of British Columbia as a counterclaim against Mr. Frank Shum, the former Chairman and CEO of the Company, in an action previously filed in which he seeks damages against the Company for wrongful dismissal. In addition to Mr. Shum and Tianjin, Ms. Donna Shum has been also been added as a co-defendant. The Company will be seeking damages from all defendants in respect of losses alleged to have incurred as a result of the transaction with Tianjin.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
The Company announced on April 13, 2007 that further to the Company’s news release dated September 20, 2006 with regard to the legal proceedings brought against Tianjin Fairwood Mfg. Co. Ltd (“Tianjin”) for the recovery of 2,598,425 WEX shares issued to Tianjin, some of which remain held in escrow, WEX recently received Tianjin’s defence and counterclaim. In its statement of defence, Tianjin denied the claims alleged by the Company. The counterclaim by Tianjin seeks damages of $3,648,188 in respect of WEX’s alleged failure to release shares still held in escrow, and other relief. The Company continues to believe that its claim is valid and consequently that Tianjin’s counterclaim is without merit. WEX’s legal action is proceeding.
The Company commenced legal proceedings against a former employee of the Company in connection with his conduct following termination of his employment with the Company. At the present time, the Company is evaluating its options with respect to how to proceed with this matter.
COMPANY GOALS & STRATEGIES
•	To focus on the clinical development of Tectin™ for the treatment of moderate to severe cancer- related pain through clinical trials in North America.

•	To raise additional capital to carry out the corporate objectives; including, securing development partners, clinical development of Tectin™ and sustain general corporate operations.

The Company is in the process of evaluating several funding options, including a rights offering, private placements and convertible debentures.

•	To enter into additional collaborations with third parties.

At present, the Company has limited capabilities for marketing its products under development. Accordingly, collaborations with third parties who have experience in commercialization will be required to handle this function. Further, such collaborations may provide the Company with financial payments which assist in funding the development and assist in the commercialization of our products.

•	To maintain a strong intellectual property portfolio.

We attach great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back- up patent positions in commercially significant areas.

•	To expand our drug pipeline by developing and in-licensing additional technologies.

We believe that the Company’s research and development team is uniquely positioned to identify and commercialize new drug discoveries by developing and in-licensing additional technologies that will expand our drug pipeline.

FINANCIAL RESULTS
Overall Performance
For the year ended March 31, 2007, the Company recorded a loss of $4.76 million ($0.13 per common share) compared to a loss of $21.6 million ($0.62 per common share) in the year ended March 31, 2006. The decrease in loss for the year ended March 31, 2007, when compared to the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization, the reduction of other overhead expenses. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
The Company had cash, cash equivalents and short term investments of $1.6 million as at March 31, 2007 as compared to $7.9 million as at March 31, 2006.
The Company’s subsidiary in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $356,802 for the year ended March 31, 2007, as compared to $441,070 in the same period in the previous year or a decrease of $84,268. This is primarily the result from competition of similar generic products and decreases in selling prices. The remaining portion of revenue includes the amortization of deferred licensing fees of $187,776 [2006 $187,777] relating to the license fees from Esteve.
There have been no material changes during the twelve months ended March 31, 2007 to the forward- looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the prior fiscal year.
Disclosure controls
As required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, our Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2007 and concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material information relating to us and our subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared. There has been no change in our internal control over financial reporting that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. Revenue recognition of the first $1.58 million payment, which was recorded as deferred revenue upon receipt, for the years 2003 and 2004 was amortized over a five year period. New management estimates amended the amortization period to seven years commencing December 31, 2004. Any change in the estimate of the expected ongoing involvement during the period could have a material impact on the Company’s earnings.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.
Stock-based Compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity and the many assumptions that must be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Convertible Debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of the renegotiation of the convertible debenture would have attracted an interest rate of 20% per year.
Accounting Pronouncements
Accounting changes
The In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.
Financial instruments
In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company’s interim and annual financial statements beginning with the first quarter of 2007.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Financial instruments — Recognition and measurement, section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments have been classified as available-for-sale and will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.
Financial instruments — Hedges, section 3865
This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG—13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at March 31, 2007, the Company has no hedging relationships.
Financial instruments — Comprehensive income, section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
Selected Annual Information
The following is selected financial information about WEX Pharmaceuticals Inc., for the 2007, 2006 and 2005 fiscal years:

	Year Ended March 31,
(in thousand of dollars, except per share amounts)	2007	2006(2)	2005(1)
			(restated)
Revenues	$545	$629	$3,990
Loss for the year	(4,760)	(21,622)	(11,664)
Basic and diluted loss per common share	(0.13)	(0.62)	(0.35)
Total assets	5,333	11,891	32,382
Long term financial liabilities (3)	$—	$1,851	$4,315

(1)	Included in revenue is $3.1 million from the research and collaboration fees related to the Esteve contract.

(2)	Included in the loss for the year is the write down of the intangible asset in the amount $3.6 million.

(3)	Comprises the debt component of convertible debentures and capital lease obligations.
There have been no cash dividends paid out in the life of the Company and management expects no dividends to be paid out in the coming years as any profits will be used to further the commercialization of TectinTM.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Results of Operations
Revenue

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Product sales	$357	$441	$570
License fees	188	188	284
Research and collaboration fees	—	—	3,136

	$545	$629	$3,990

For the year ended March 31, 2007 the total generic and other sales were $356,802 or a decrease of $84,268 when compared to $441,070 in revenues for the year ended March 31, 2006. The decrease is mainly due to competition from similar generic products and resulting decrease in unit selling prices. However, the Company continues to evaluate various business plans to increase revenue and to support the generic sales programs, but its focus remains on the commercialization of Tectin™.
The Company’s main source of pre-commercialization revenue is in relation to the agreement signed with Esteve in the year ended March 31, 2002. License fees for the year ended March 31, 2007 and 2006 were $187,776 and $187,777 respectively and are related to amortization of the upfront licensing payment of approximately $1.58 million received from Esteve during the year ended March 31, 2003. This has been recorded as deferred revenue and is being amortized on a straight-line basis. The amortization period was revised by management to seven years from five years in the fourth quarter of fiscal 2005.
Expenses

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Cost of products sold	$205	$277	$375
Research and development	1,748	10,641	8,635
General and administrative	2,479	4,458	5,218
Sales and marketing	66	69	82
Amortization	240	913	796
Cost of Products Sold
The cost of products sold has a direct bearing on gross margins. Gross margins on product sales for the twelve months ended March 31, 2007 were 43% and 37% for the prior 2006 period. The increase in gross margin is due to the decision to manufacture in-house an injectable product rather than to purchase it from an outside source.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Research and Development

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Administration costs	$34	$125	$195
Clinical testing, insurance, consulting and patent costs	1,289	9,142	6,693
Legal and translating	24	25	2
Rent	74	265	231
Salaries and benefits	370	1,234	766
Scientific research and development tax credit	(173)	(485)	(226)
Stock-based compensation expense	57	13	704
Travel and conferences	73	322	271

Total research and development expenses	$1,748	$10,641	$8,636

Research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials such as payments to clinical research organizations and research related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred. R&D expenses totaled $1.7 million for the year ended March 31, 2007 as compared to $10.6 million for the year ended March 31, 2006 or a decrease of approximately $8.9 million or 84%. The major area that contributed to the decrease in expenses for the year ended March 31, 2007 as compared to the year ended March 31, 2006 relates to the cancellation of all the clinical trials activities in March 2006 and staff downsizing relating to the cancellation of the trials. For the year ended March 31, 2007 total expenses, for the clinical trial activities, were $1.289 million as compared to $9.142 million for the year ended March 31, 2006 or a decrease of $7.853 million. Salaries and benefits declined to $370,073 for the year ended March 31, 2007 as compared to $1.234 million for the same period in the previous year or a decrease of $863,901. The reduced expenditures also reflect an adjustment based upon tax submission of a prior year estimate to the scientific research and development tax credit in the amount of $172,866.
General and Administrative

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Administration costs	$426	$722	$631
Audit and accounting fees	178	384	144
Directors’ fees	156	227	114
Legal and solicitor fees	463	580	382
Loss on disposal of property and equipment	4	141	13
Rent	157	258	428
Salaries and benefits	703	1,371	1,540
Stock-based compensation expense	139	209	1,449
Travel, promotion and advertising	253	566	517

Total general and administrative expenses	$2,479	$4,458	$5,218

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
General and administrative expenses totaled $2.48 million for the year ended March 31, 2007 as compared to $4.46 million for the year ended March 31, 2006 or a decrease of approximately $2.0 million or 44%. For the year ended March 31, 2007 salaries decreased by $667,015, as a result of significant staff layoffs both at its Vancouver headquarters and in Hong Kong to $703,909 over the same period in 2006. Rent decreased by $101,396 net of the settlement cost of $98,268 due to moving to smaller premises to $156,782. Directors’ fees decreased by $71,507 to $155,804, compared to $227,311 as a result of fewer meetings. The downsizing of WEX’s workforce in prior periods has also resulted in a reduction in travel and promotion costs by $313,589 to $252,927, administration costs by $296,251 to $425,519. Audit and accounting fees decreased by $205,402 to $178,116 since the Company no longer engages its auditors to review the quarterly interim financial statements. The reduction in the loss on disposal of capital assets by $136,789 to $4,271 reflects minimal disposals in the year ended March 31, 2007 as compared to the prior year ended March 31, 2006 during which Company vehicles were sold. The decrease in expenses also included a reduction in the stock-based compensation expense of $70,644 to $138,717 over the corresponding 2006 period.
Legal costs also decreased to $463,270 for the year ended March 31, 2007 as compared to the corresponding period ending March 31, 2006 of $579,900. The decrease in costs by $116,630 reflects additional costs incurred in the second quarter ending September 30, 2006 for rescheduling the annual general meeting and planning of a new rights offering and related repricing of warrants and options offset by the reduction of fees for the third and fourth quarter during the 2007 fiscal year.
Included in general and administrative expenses for the year ended March 31, 2007 is a related party amount of $366,234 in legal fees incurred from Fasken Martineau DuMoulin (“Fasken”). Peter Stafford was a director of the Company and a partner with this law firm, which acts as corporate counsel to the Company. Mr. Stafford is now a part-time consultant to Fasken and the Company’s relationship with Fasken is managed through a partner in the firm’s Vancouver office. Mr. Stafford does not provide legal advice nor is he involved in any of the Company’s files with Fasken.
Amortization
Amortization expense relates to the amortization of property and equipment and, in the comparative periods, the amortization of identifiable intangible assets. The decrease in depreciation and amortization expense of $636,015 for the year ended March 31, 2007 as compared to the year ended March 31, 2006 was due to amortization on property and equipment ($277,286 in 2007 as compared to $447,113 in 2006) and amortization expense on the Company’s intangibles ($nil in 2007 as compared to $466,188 in 2006). The reduction in amortization expenses was due to the disposal of capital assets during the year ended March 31, 2006 and the write-down to $nil of the remaining purchase costs relating to the acquisition of the additional 46% in NMLP during the year ended March 31, 2006.
In fiscal 2007 management expects amortization expense of property and equipment to remain approximately in the same range as a result of minimum capital purchases planned in 2007.
Severance and Restructuring
There were no further restructuring costs for the twelve months ended March 31, 2007 as compared to $780,553 for the twelve months ended March 31, 2006.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Other Income and Expenses

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Convertible debentures — interest expense	$(766)	$(704)	$(560)
Convertible debentures — settlement	—	(831)	—
Interest and sundry income	111	365	447
Impairment of intangible assets	—	(3,613)	—
Restructuring costs	—	(780)	—
Gain on settlement of accounts payable	172	—	—
Foreign exchange loss	(82)	(329)	(518)

	$(565)	$(5,892)	$(631)

Interest and Sundry Income
Investment and other income for the twelve months ended March 31, 2007 decreased by $254,273 to $110,702 from $364,975 for the twelve months ended March 31, 2006 due to the redemption of most investments in prior periods to fund clinical trials and general operating expenses.
Convertible Debentures Interest
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of five years. The debentures bear interest at 5.5% per year payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5.00 per common share based on the Canadian dollar equivalent of the debentures of approximately $7,000,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company has allocated the proceeds from the debentures into a debt component and an equity component. On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remained the same.
For the year ended March 31, 2007 the total interest expense on convertible debentures were $766,428 or an increase of $61,937 when compared to $704,491 in interest for the year ended March 31, 2006.
Refer to the MD&A sections on “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments” and also the notes to the consolidated financial statements, note 10 “Convertible Debentures” for further details pertaining to the convertible debentures.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Foreign Exchange Loss
The net foreign exchange loss of $81,949 for the twelve months ended March 31, 2007 was $246,661 lower as compared to the net foreign exchange loss of $328,610 for the twelve months ended March 31, 2006. The decrease in exchange loss is due to the relative stability of the Hong Kong dollar and Chinese renminbi and from a stronger Canadian dollar, relative to the United States dollar.
The Company operates in Canadian dollar but holds US dollar denominated cash accounts, to meet the Company’s anticipated US operating and capital expenditures in future periods. Further to this, the Company’s foreign subsidiaries operate in Hong Kong dollars and Chinese renminbi. The Company maintains cash resources in both currencies in order to meet its obligations in those areas. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and therefore, the Company is exposed to future fluctuations in the U.S./Canadian dollar and Hong Kong dollar and Chinese renminbi and Euro exchange rates.
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	Jun 30, 2006
(in thousand of dollars, except per share amounts)	(Q-4) (1)	(Q-3)	(Q-2)	(Q-1)

Total revenues	$135	$133	$154	$123
Loss	(1,493)	(993)	(807)	(1,397)
Basic and diluted loss per common share	(0.03)	(0.03)	(0.02)	(0.04)
Total assets	$5,333	$5,686	$7,387	$8,186

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	Jun 30, 2005
(in thousand of dollars, except per share amounts)	(Q-4) (2)	(Q-3)	(Q-2)	(Q-1)

Total revenues	$137	$145	$169	$178
Loss	(8,165)	(5,795)	(4,062)	(3,570)
Basic and diluted loss per common share	(0.23)	(0.17)	(0.12)	(0.10)
Total assets	$11,891	$20,102	$25,112	$28,837

(1)	The 4th quarter ended March 31, 2007 loss includes decreased research and development expenses of $479,919 from $2,749,804 for the same period last year.

(2)	The 4th quarter ended March 31, 2006 loss includes the write-down of the intangible assets in the amount of $3,612,957 and restructuring costs of $100,486.
Revenue which consists of generic pharmaceutical sales and amortization of license fees is relatively consistent from quarter to quarter except in the fourth quarter ending March 31, 2005 the Company recorded $3,136 in revenue received from the research and collaboration fees related to the Esteve contract.
Fourth Quarter Review
Total product revenue for the fourth quarter ended March 31, 2007 remains low due to continued competitive pressures on costs and selling prices. No additional milestone targets were met in order to receive additional revenues from licensing and research and development collaboration fees as related to the Esteve contract. The fourth quarter reflects the overall decrease in clinical activities and decreased staff. The Company continues to focus on corporate development and on the analysis of its Phase IIb/III clinical trials which were discontinued in March 2006.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Liquidity and Capital Resources
Since its incorporation, the Company has financed administration, research and development activities and capital expenditures through the private sales of its common shares, issuance of debentures, the exercise of warrants or options and the use of licensing revenue from its corporate partner and the collection of government tax credits. For the fiscal years ended March 31, 2007 and 2006 WEX has received $1.46 million and $0.18 million respectively in net proceeds from issuance of common shares. During the year ended March 31, 2007 cash used by operations decreased by $5.1 million to $6.7 million, as compared to $11.8 million in the comparable year. This decrease was due to discontinuing the clinical trials in March 2006 and business restructuring to reduce operating costs commencing in September 2005 which resulted in staff reductions and moving to lower rental premises in February 2006. Excluding non-cash working capital items for the twelve months ended March 31, 2007 due to discontinuing clinical trials and downsizing of its workforce and premises cash outflow has been reduced to $3.77 million as compared to the twelve months ended March 31, 2006 of $15.8 million.
On December 1, 2006 the Company announced that it concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.
WEX had approached its debenture holders at the time of the September 30 instalment becoming due to enter into negotiations to restructure the debenture terms. As a consequence of that, WEX made only a partial payment of the instalment due on September 30, 2006, and following agreement in principle being reached on the restructuring, subsequently made the balance of the payment together with an additional amount of $81,732.
As of March 31, 2007 the remaining aggregate principal amount of the debentures was US$3,241,875, which is equivalent to $3,737,558.
At March 31, 2007 the Company had a working capital deficiency of approximately $2.11 million including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $1.63 million.
At March 31, 2007, the Company retained $6,737 denominated in U.S. dollars, $457,420 denominated in Chinese renminbi (“RMB”), $912,545 denominated in Hong Kong dollars, $164 denominated in Euros and $250,561 denominated in Canadian dollars for a total of $1.627 million of cash, cash equivalents and short term investments (“cash resources”).

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
In aggregate, the Company’s cash resources decreased by $6.294 million to $1.627 million from $7.921 million as at March 31, 2006. Included in cash resources are proceeds from subscription applications amounting to $680,005 which are part of the private placement that closed on January 8, 2007. Managements’ expectations are that cash resources will continue to decline with operating expenditures expected to be relatively consistent but with the repayment of the convertible debentures if any and accounts payable significantly affecting the decrease in cash resources over the coming quarters.
The renminbi is not fully convertible into foreign currencies and is subject to local governmental restrictions. All foreign currency exchange transactions involving renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre.
Management believes that with the existing cash resources there are sufficient resources for the Company’s current programs to fund operations through August 2007. At March 31, 2007, the Company had incurred significant losses and had an accumulated deficit of $70.4 million. In order for the Company to continue with its long-term strategic objective of the commercialization of TTX in North America and major European markets it will require additional capital or debenture funding. The Company intends to raise the necessary funds for these initiatives in the coming months. Depending on the North American and Asian economic factors; such as, capital market conditions, political uncertainty, the growth of pharmaceutical markets and the returns available to investors/lenders in other market sectors, the Company may have challenges raising the appropriate capital required. The budgeted expenditures that are necessary to execute on the future business plan and strategic objectives are subject to various uncertainties and may also be delayed depending on the amount of funding that is raised.
The Company’s contractual commitments are related to the lease of the Company’s office space and operating leases for office equipment, plus debenture obligations. Payments required under these agreements and leases are as follows:

		Payments Due by Period
(in thousands of dollars)	Total	2008	2009 – 2010	2011 – 2012	Thereafter
Contractual Obligations
Operating leases	$555	$249	$300	$6	$—
Debenture obligations (1)	3,894	3,894	—	—	—

	$4,449	$4,143	$300	$6	$—

(1)	The debenture obligations include principal and interest. Interest payments in fiscal 2008 will be approximately $156,556. The final payment is due December 31, 2007.
Pursuant to the license agreement referred to in note 9 to the March 31, 2007 consolidated financial statements, the Company was jointly responsible for development costs in excess of $38 million (€25 million), if any. Subsequent to March 31, 2007, the Company and Esteve terminated their licence and collaboration agreement and all of the European licensing rights to TetrodinTM, TectinTM and successor products reverted back to the Company.
Contingencies
The Company was notified in April 2005 that its appeal with the Chinese Patent Office concerning ownership of a patent relating to the addiction withdrawal in the territory of China was not successful. The Company has taken no action to counter this decision and the Company does not currently expect to incur further costs in relation to this matter.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,825,575 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
Pursuant to certain People’s Republic of China (“PRC”) regulations, the Company’s subsidiary is likely required to transfer certain percentages of its profit, as determined under the PRC accounting regulations, to certain statutory funds. To date, the subsidiary has not recognized any statutory reserves as it has not been profitable. Should the subsidiary become profitable in the future, it will be required to recognize these statutory accounts and accordingly, a portion of the subsidiary’s future earnings will be restricted in use and not available for distribution.
Refer to the notes to the consolidated financial statements, note 16 “Commitments, contingent liabilities and claims” for further details pertaining to litigation.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
Transactions with Related Parties
The Company incurred $210,000 in consulting fees to an officer of the Company during the year ended March 31, 2007 (2006 — $287,525) which are included in the research and development expenses. As at March 31, 2007, $nil is included in accounts payable and accrued liabilities (2006 — $20,129).
The Company paid $34,878 in consulting fees to an officer and director of the Company during the year ended March 31, 2006 which is included in general and administrative expenses. No such expenses were incurred during the year ended March 31, 2007.
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the year ended March 31, 2007 legal fees incurred to this law firm of $366,234 (2006 — $394,318) are included in general and administrative expenses. As at March 31, 2007, $97,485 is included in accounts payable and accrued liabilities (2006 — $96,211).
All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
During the year ended March 31, 2007, the Company paid $44,200 to an educational institution for research and development services. As at March 31, 2007, an officer and director of the Company remained on sabbatical leave from the educational institution. Subsequent to March 31, 2007, the individual resigned from his position at the education institution. The company engaged a Chinese law firm to investigate the contract and concluded that there was no wrong doing of the individual. The WEX board has accepted the conclusion. NMLP’s board of directors has ratified the contract.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Financial Instruments and Other Instruments
The Company has convertible debentures outstanding. On December 22, 2005, the Company’s wholly- owned subsidiary, Wex Medical Limited and the debentures holders amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same. The Company accounted for the amendment in accordance with CICA Emerging Issues Committee Abstract EIC-96, “Accounting for the Early Extinguishment of Convertible Securities through (1) Early Redemption or Repurchase and (2) Induced Early Conversion”. The Company revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005, by calculating the net present value of the future cash flows discounted at a rate of 20% per year, the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of the amendment.
The Company did not make its scheduled installment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 (US$286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount.
On December 1, 2006 the Company announced that it had concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments presently required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.
As at March 31, 2007, the Company has failed to make scheduled instalment payments of US$1,329,375. On November 24, 2006, the Company concluded negotiations with the convertible debenture holders for relief from the scheduled instalment payments. In place of the instalments previously required, the convertible debenture holders agreed to allow the Company to repay an amount equal to 20% of the net proceeds received from all future financing events, including share subscriptions, licensing fees, and milestone payments. The arrangement is to continue unless the Company fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that the Company’s financial position has strengthened sufficiently to enable it to resume its scheduled instalment payments.
The fair value of the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
Refer to the notes to the consolidated financial statements, note 10 “Convertible Debentures” for further details pertaining to the convertible debentures.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Share Capital
As of March 31, 2007, there were 43,809,451 common shares issued and outstanding for a total of $64.2 million in share capital and there were 3,967,612 stock options outstanding in the Company’s stock option plan (of which 2,753,040 were exercisable) at a weighted average exercise price of $2.67. As at March 31, 2007 there were no warrants outstanding.
As of June 28, 2007, there were 43,809,451 common shares issued and outstanding for a total of $64.2 million in share capital and there were 3,967,612 stock options outstanding in the Company’s stock option plan (of which 2,753,040 were exercisable) at a weighted average exercise price of $2.67. As at June 28, 2007 there were no warrants outstanding.
The current version of the Company’s Annual Information Forum (AIF) is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2007
The following discussion by management of the operating results covers the 12 month period ended March 31, 2007 is as of June 28, 2007 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes included thereto. The Company’s audited consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and all amounts are in Canadian currency unless otherwise noted. The forward-looking statements in this discussion regarding our expectations regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc. including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for the management of pain.
The Company is currently developing Tetrodotoxin (“TTX”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer (trade name Tectin™). In March 2006 the clinical development of Tectin™ was discontinued pending detailed analysis of the data generated from the Phase IIb/III trial. The detailed re-analysis was completed, presented to and received approval from the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada to resume the clinical investigation for Tectin™.
In June 2007, WEX received a No Objection Letter from Health Canada for conducting a Phase III clinical trial of Tectin™ in cancer pain. The Company has commenced pre-trial activities with patient recruitment to begin when finances permit.
The development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances (trade name Tetrodin™) will not be pursued until further resources are available or a partnership/collaboration is entered into. The development of a local anaesthetic, involving TTX, is currently in the pre-clinical stage.
Our vision is to become a fully integrated international pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
CORPORATE DEVELOPMENTS
Financial
Convertible Debentures
In December 2005, the Company finalized negotiations with the debenture holders and, under the amended terms, agreed to repay the debentures in a series of instalment payments ending December 31, 2007.
The Company did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 ($US286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount, which payment was made.
On December 1, 2006 the Company announced that it concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation. In place of the fixed instalments required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.
Refer to the MD&A sections on “Critical Accounting Policies and Estimates — Convertible Debentures”, “Convertible Debentures Interest”, “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments”.
Private Placement
On August 21, 2006 the Company announced that it has agreed to offer by way of a private placement an aggregate of 7,773,584 common shares at a price of $0.265 per share to arm’s length purchasers in China. However, this proposed private placement of 7,773,584 common shares to purchasers in China did not close due to regulatory delays and market conditions.
On November 25, 2006 the Company announced that it had agreed to offer by way of private placement an aggregate of 8,750,000 common shares at a price of $0.18 per share to purchasers in China. The private placement was subject to certain approvals, including necessary regulatory and stock exchange approvals. The Company agreed to pay a finder’s fee in connection with the private placement of 7% of the amount raised.
On January 8, 2007 the Company successfully completed the private placement for total gross proceeds of $1,575,000. The Company issued an aggregate of 8,750,000 common shares at a price of $0.18 per share to three placees. The shares were subject to a four-month hold period expiring May 9, 2007. A finder’s fee of 7% of the gross proceeds in the amount of $110,250 was paid to the finder.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
The Company intends to use the net proceeds of the private placement to carry out the corporate objectives; including, securing development partners, clinical development of Tectin™ and sustain general corporate operations.
Rights Offering
On August 29, 2006 the Company announced that it intends to raise up to $2.0 million of equity by way of a rights offering to all shareholders. The rights offering is expected to be made pursuant to a rights offering circular, which was expected to be filed with the applicable securities regulatory authorities during the fiscal quarter ending March 31, 2007. No action has been made by the Company on the rights offering as at the date of this MD&A.
Subject to the terms of the proposed rights offering, holders of common shares (“Common Shares”) of Wex will receive one right for each Common Share held. Five rights plus the subscription price will be required to subscribe for one additional Common Share. The rights offering is subject to compliance with applicable securities legislation and the approval of the applicable securities regulatory authorities. Proceeds from the rights offering will be used for working capital purposes.
If the rights offering proceeds, documents regarding the rights offering will be mailed to shareholders, with the rights expected to be exercisable for a period that is not less than 21 days (the “Rights Offering Period”). WEX intends to grant shareholders of record as of the relevant date one right for each common share held. Five rights would entitle the holder thereof to acquire one common share at a subscription price per common share equal to the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date the rights offering is launched, less a discount of 20%.
Options Granted
No incentive stock options were granted for the three months ended March 31, 2007. However for the year ended March 31, 2007 the Company’s granted an aggregate of 1,070,000 incentive stock options.
Amending Terms of Prior Options Granted
On September 29, 2006, the Company’s board of directors amended the terms of 1,877,999 stock options previously granted to employees and consultants (other than insiders). On January 10, 2007 the Company announced that the Toronto Stock Exchange (the “TSX”) had conditionally approved certain amendments to the exercise prices and terms of 1,877,999 stock options (the “Prior Options”) that were previously granted to certain directors, employees and consultants who are non-insiders of the Company. These amendments to the Prior Options were intended to coincide with the Company’s planned rights offering to its existing shareholders (the “Rights Offering”) but, in any event, expired on June 29, 2007. Due to the passage to time, the proposed amendments to the option terms have lapsed.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Amending Terms of Warrants
On September 29, 2006 the Company received approval from its shareholders to amend the terms of its 3,838,788 previously issued share purchase warrants (the “Warrants”) with current expiry dates from August 5, 2006 to January 30, 2007. The amendments include an extension of the terms of those outstanding Warrants that are set to expire prior to the end of the rights offering period until the end of such period. No extension to the terms of Warrants expiring after that date is proposed. After the rights offering period, the exercise prices of those Warrants that remain outstanding will revert back to their original exercise prices until their expiry. Due to regulatory concerns, the Company did not proceed with the warrant amendments which results in the Warrants remaining at their original exercise price and expiry dates. All of the outstanding Warrants have expired.
Cash and Cash Equivalents
The Company, as at March 31, 2007, held cash and cash equivalents of $1.27 million [March 31, 2006 — $7.80 million].
Team
The Company announced during the year that:
Mr. Don Evans resigned from the position as Vice President of Corporate Communications for WEX.
Mr. Dan Carey joined WEX as Director of Business Development. Mr. Carey is a graduate of Harvard University with many years of experience in business development and licensing in both pharmaceutical and biotech areas.
Dr. Bill Tian, who has a Ph.D. in chemistry from University of California-San Diego and postdoctoral trainings from Harvard University and University of California-Berleley, becomes Associate Director of WEX’s IP department. Dr. Tian has years of experience in pharmaceutical research and intellectual property protection.
Dr. Anh Ho will work closely with these two new members of the management team on business development and IP protection, both key to the future of WEX.
Mr. Bill Chen resigned from his position as Chief Financial Officer (“CFO”) of the Company effective December 31, 2006 for personal reasons.
Mr. Vaughn Balberan, the Controller of the Company, is performing the CFO duties on an acting basis after the departure of Bill Chen. The search for a replacement CFO is underway.
The Company also promoted Helen Chai to be Associate Manager of Corporate Communications. Helen is a graduate of Simon Fraser University with an MBA degree and is fluent in English, Cantonese and Mandarin.
During the last annual and special meeting of the shareholders the membership of the board of directors was reduced from nine to seven board members. The following seven directors were elected by the shareholders: Guang (Michael) Luan, Dr. Edge Wang, Simon Anderson, Dr. Ben Chen, Dr. Tom Du, Dr. John W. Sibert III, Kenneth M. Strong.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Clinical
Tectin™
Further to the recommendation of the DMC (Data Monitoring Committee) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in the management of inadequately controlled cancer-related pain in March 2006, the Company formed a scientific panel to conduct a detailed analysis of the data generated by the study.
On July 6, 2006 the Company announced that the detailed analysis of the Phase IIb/III data collected during the double-blind, randomized, placebo controlled study of Tectin™ in inadequately controlled moderate to severe cancer pain was progressing. The first phase of a detailed analysis using different parameters such as assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and quality of life items (general activity, walking, mood, sleep, etc.) which were not examined by the Data Monitoring Committee was completed. The results from the re-analysis of the data were consistent with those observed in the Phase IIa open label study. In the interim analysis, a 9% difference in drug treatment was found between Tectin and placebo, in favor of Tectin. However, there was no statistically significant difference seen toward more responders in the active treatment arm, based on the primary endpoint (pain intensity difference). In a post-hoc analysis, a clinically significant difference in drug treatment was recorded, which resulted in a statistically significant difference between Tectin and placebo based on an evaluation that combines pain outcome with improvement in quality of life.
On September 6, 2006 WEX announced that the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada had approved the Company’s request to resume the clinical trials for Tectin™. This authorization was granted after BGTD of Health Canada reviewed the results of the re-analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials presented by the Company at a pre-clinical trial application (Pre-CTA) meeting held in Ottawa on the prior day.
On November 30, 2006 the Company had a pre-CTA/NDS (Clinical Trial Applications/New Drug Submission) meeting with Health Canada. The meeting discussed and agreed upon the study methodology of the new randomized, double-blind controlled study (TEC-006) in patients with inadequately controlled moderate to severe cancer related pain. The design of the new trial will be much simpler than that of WEX-014, which will minimize patient’s burden and thereby accelerate the patient recruitment. Also, the number of subjects required to complete the study will be substantially reduced.
On May 9, 2007 the Company announced that further to the Company’s news release dated September 6, 2006 with regard to the resumption of the clinical development of Tectin™ in the target indication malignant cancer pain, the Company has filed a Clinical Trial Application (CTA) with the Biologics and Genetics Therapies Directorate (BGTD) of Health Canada for TectinTM, lead candidate in the Company’s Tetrodotoxin (TTX) technology platform. According to current regulations, the BGTD has a 30-day default period to review the application. Upon clearance from Health Canada, WEX will initiate the clinical trial of Tectin™ for the treatment of moderate to severe inadequately controlled cancer- related pain.
On June 13, 2007 the Company announced that it has received a No Objection Letter from Health Canada for conducting a Phase III clinical trial in cancer pain for its lead product, TectinTM. This multi- centre, randomized, double-blind, and placebo-controlled trial (TEC-006) will include approximately 120 patients with moderate to severe cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responder to treatment.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
The Company believes that the TEC-006 trial has a high probability of meeting its endpoint. The composite endpoint is based on the Company’s reanalysis of the WEX-014 trial, which was terminated early when it became apparent that the trial would not meet its objective when based solely on pain reduction. The reanalysis showed that an endpoint that combines pain reduction with an improvement in quality of life would have produced a statistically significant and clinically meaningful result. It is well understood that a primary composite endpoint is commonly used in chronic pain trial, as pain assessment is subjective.
The Company has commenced pre-trial activities with patient recruitment to begin in the near future.
U.S. Commercialization Strategy
The Company has also filed and received approval for an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™ under a US-IND number. This represents a significant achievement since for the first time, WEX will be able to perform a trial under a US-IND number, and this will grant access to a major patient population base for future Tetrodotoxin (TTX) development.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data was available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
Tetrodin™
In accordance with the Company’s plan to focus its financial and operational resources on the development of Tectin™ for moderate to severe cancer-related pain and due to the change of registered ownership of the Chinese Drug Withdrawal Patent from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the two inventors and a third party who alleges to have been an employer of the other inventor, the Company will not pursue the development of Tetrodin™ for the management of pain symptoms associated with addiction and withdrawal from abused substances in Canada and China until intellectual property issues are resolved and additional financing is available.
Local Anaesthesia
The development of a local anaesthesia, involving TTX, is currently in the pre-clinical stage.
Generic Drug Sales
The Company has added new generic products to the pipeline (without significant investment) with the intent of contributing increased gross margins.
Relationship with Children’s Hospital Boston
On August 10, 2006 the Company announced the signing of a term sheet for a license agreement with Children’s Hospital Boston, for the development and commercialization of pharmaceutical(s) containing Tetrodotoxin (TTX) for prolonged local anesthesia based on the patented technology of the Children’s Hospital. Preliminary data suggests that the new product could have much longer anesthetic effect than products currently on the market and reduce the amount of pain the patients may suffer after surgery.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Relationship with Esteve
WEX announced on May 14, 2007 that the Company and its partner Laboratorios del Dr. Esteve, S.A. (“Esteve”) have entered into a termination agreement (the “Termination Agreement”) to amicably terminate their collaboration on the development of Tetrodotoxin (TTX) as an analgesic. The Company had announced last year the intention to terminate the collaboration. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe.
Under the Termination Agreement, WEX gains exclusive worldwide rights to all its intellectual property predating the collaboration as well as intellectual property developed by the parties during their collaboration.
Intellectual Property
On August 28, the Company announced the official grant to the Company of patent ZL 01 1 18098.6 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Application of A Synergistic Combination of A Sodium Ion Channel Blocker and An Opioid Analgesic in Treatment of Pain in Mammals” which provides a potent analgesic composition which reduces the use of morphine and undesirable adverse effects and patent UA 2003032528 by the State Department of Intellectual Property of Ukraine under the title “Method of Analgesia” which covers the use of TTX and other similar compounds for pain management in both mammals and human beings.
On December 8, 2006 the Company announced the official grant to the Company of patent ZL 00124517.1 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Use of Tetrodotoxin and Saxitoxin and Their Analogs in Manufacturing Analgesic Drugs for Systemic Analgesia”. This patent covers the use of tetrodotoxin (TTX), saxitoxin (STX), or their analogs for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of tetrodotoxin, saxitoxin, or an analog thereof.
The Company is continually evaluating its intellectual property assets to identify further opportunities for commercialization.
Legal Proceedings
The Company announced on September 20, 2006 that it had commenced legal proceedings against Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”) arising out of a transaction concluded in November, 2001 whereby the Company issued to Tianjin 2,598,425 WEX shares in exchange for the transfer by Tianjin of a 46% interest in the Company’s subsidiary Nanning Maple Leaf Pharmaceuticals Inc. (“NMLP”). The claim against Tianjin seeks the return of the WEX shares.
The Company’s action against Tianjin will proceed in the Supreme Court of British Columbia as a counterclaim against Mr. Frank Shum, the former Chairman and CEO of the Company, in an action previously filed in which he seeks damages against the Company for wrongful dismissal. In addition to Mr. Shum and Tianjin, Ms. Donna Shum has been also been added as a co-defendant. The Company will be seeking damages from all defendants in respect of losses alleged to have incurred as a result of the transaction with Tianjin.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
The Company announced on April 13, 2007 that further to the Company’s news release dated September 20, 2006 with regard to the legal proceedings brought against Tianjin Fairwood Mfg. Co. Ltd (“Tianjin”) for the recovery of 2,598,425 WEX shares issued to Tianjin, some of which remain held in escrow, WEX recently received Tianjin’s defence and counterclaim. In its statement of defence, Tianjin denied the claims alleged by the Company. The counterclaim by Tianjin seeks damages of $3,648,188 in respect of WEX’s alleged failure to release shares still held in escrow, and other relief. The Company continues to believe that its claim is valid and consequently that Tianjin’s counterclaim is without merit. WEX’s legal action is proceeding.
The Company commenced legal proceedings against a former employee of the Company in connection with his conduct following termination of his employment with the Company. At the present time, the Company is evaluating its options with respect to how to proceed with this matter.
COMPANY GOALS & STRATEGIES
•	To focus on the clinical development of Tectin™ for the treatment of moderate to severe cancer- related pain through clinical trials in North America.

•	To raise additional capital to carry out the corporate objectives; including, securing development partners, clinical development of Tectin™ and sustain general corporate operations.

The Company is in the process of evaluating several funding options, including a rights offering, private placements and convertible debentures.

•	To enter into additional collaborations with third parties.

At present, the Company has limited capabilities for marketing its products under development. Accordingly, collaborations with third parties who have experience in commercialization will be required to handle this function. Further, such collaborations may provide the Company with financial payments which assist in funding the development and assist in the commercialization of our products.

•	To maintain a strong intellectual property portfolio.

We attach great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back- up patent positions in commercially significant areas.

•	To expand our drug pipeline by developing and in-licensing additional technologies.

We believe that the Company’s research and development team is uniquely positioned to identify and commercialize new drug discoveries by developing and in-licensing additional technologies that will expand our drug pipeline.

FINANCIAL RESULTS
Overall Performance
For the year ended March 31, 2007, the Company recorded a loss of $4.76 million ($0.13 per common share) compared to a loss of $21.6 million ($0.62 per common share) in the year ended March 31, 2006. The decrease in loss for the year ended March 31, 2007, when compared to the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization, the reduction of other overhead expenses. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
The Company had cash, cash equivalents and short term investments of $1.6 million as at March 31, 2007 as compared to $7.9 million as at March 31, 2006.
The Company’s subsidiary in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $356,802 for the year ended March 31, 2007, as compared to $441,070 in the same period in the previous year or a decrease of $84,268. This is primarily the result from competition of similar generic products and decreases in selling prices. The remaining portion of revenue includes the amortization of deferred licensing fees of $187,776 [2006 $187,777] relating to the license fees from Esteve.
There have been no material changes during the twelve months ended March 31, 2007 to the forward- looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the prior fiscal year.
Disclosure controls
As required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, our Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2007 and concluded that our disclosure controls and procedures are effective in providing reasonable assurance that material information relating to us and our subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared. There has been no change in our internal control over financial reporting that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. Revenue recognition of the first $1.58 million payment, which was recorded as deferred revenue upon receipt, for the years 2003 and 2004 was amortized over a five year period. New management estimates amended the amortization period to seven years commencing December 31, 2004. Any change in the estimate of the expected ongoing involvement during the period could have a material impact on the Company’s earnings.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.
Stock-based Compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity and the many assumptions that must be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Convertible Debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of the renegotiation of the convertible debenture would have attracted an interest rate of 20% per year.
Accounting Pronouncements
Accounting changes
The In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.
Financial instruments
In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company’s interim and annual financial statements beginning with the first quarter of 2007.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Financial instruments — Recognition and measurement, section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments have been classified as available-for-sale and will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.
Financial instruments — Hedges, section 3865
This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG—13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at March 31, 2007, the Company has no hedging relationships.
Financial instruments — Comprehensive income, section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
Selected Annual Information
The following is selected financial information about WEX Pharmaceuticals Inc., for the 2007, 2006 and 2005 fiscal years:

	Year Ended March 31,
(in thousand of dollars, except per share amounts)	2007	2006(2)	2005(1)
			(restated)
Revenues	$545	$629	$3,990
Loss for the year	(4,760)	(21,622)	(11,664)
Basic and diluted loss per common share	(0.13)	(0.62)	(0.35)
Total assets	5,333	11,891	32,382
Long term financial liabilities (3)	$—	$1,851	$4,315

(1)	Included in revenue is $3.1 million from the research and collaboration fees related to the Esteve contract.

(2)	Included in the loss for the year is the write down of the intangible asset in the amount $3.6 million.

(3)	Comprises the debt component of convertible debentures and capital lease obligations.
There have been no cash dividends paid out in the life of the Company and management expects no dividends to be paid out in the coming years as any profits will be used to further the commercialization of TectinTM.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Results of Operations
Revenue

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Product sales	$357	$441	$570
License fees	188	188	284
Research and collaboration fees	—	—	3,136

	$545	$629	$3,990

For the year ended March 31, 2007 the total generic and other sales were $356,802 or a decrease of $84,268 when compared to $441,070 in revenues for the year ended March 31, 2006. The decrease is mainly due to competition from similar generic products and resulting decrease in unit selling prices. However, the Company continues to evaluate various business plans to increase revenue and to support the generic sales programs, but its focus remains on the commercialization of Tectin™.
The Company’s main source of pre-commercialization revenue is in relation to the agreement signed with Esteve in the year ended March 31, 2002. License fees for the year ended March 31, 2007 and 2006 were $187,776 and $187,777 respectively and are related to amortization of the upfront licensing payment of approximately $1.58 million received from Esteve during the year ended March 31, 2003. This has been recorded as deferred revenue and is being amortized on a straight-line basis. The amortization period was revised by management to seven years from five years in the fourth quarter of fiscal 2005.
Expenses

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Cost of products sold	$205	$277	$375
Research and development	1,748	10,641	8,635
General and administrative	2,479	4,458	5,218
Sales and marketing	66	69	82
Amortization	240	913	796
Cost of Products Sold
The cost of products sold has a direct bearing on gross margins. Gross margins on product sales for the twelve months ended March 31, 2007 were 43% and 37% for the prior 2006 period. The increase in gross margin is due to the decision to manufacture in-house an injectable product rather than to purchase it from an outside source.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Research and Development

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Administration costs	$34	$125	$195
Clinical testing, insurance, consulting and patent costs	1,289	9,142	6,693
Legal and translating	24	25	2
Rent	74	265	231
Salaries and benefits	370	1,234	766
Scientific research and development tax credit	(173)	(485)	(226)
Stock-based compensation expense	57	13	704
Travel and conferences	73	322	271

Total research and development expenses	$1,748	$10,641	$8,636

Research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials such as payments to clinical research organizations and research related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred. R&D expenses totaled $1.7 million for the year ended March 31, 2007 as compared to $10.6 million for the year ended March 31, 2006 or a decrease of approximately $8.9 million or 84%. The major area that contributed to the decrease in expenses for the year ended March 31, 2007 as compared to the year ended March 31, 2006 relates to the cancellation of all the clinical trials activities in March 2006 and staff downsizing relating to the cancellation of the trials. For the year ended March 31, 2007 total expenses, for the clinical trial activities, were $1.289 million as compared to $9.142 million for the year ended March 31, 2006 or a decrease of $7.853 million. Salaries and benefits declined to $370,073 for the year ended March 31, 2007 as compared to $1.234 million for the same period in the previous year or a decrease of $863,901. The reduced expenditures also reflect an adjustment based upon tax submission of a prior year estimate to the scientific research and development tax credit in the amount of $172,866.
General and Administrative

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Administration costs	$426	$722	$631
Audit and accounting fees	178	384	144
Directors’ fees	156	227	114
Legal and solicitor fees	463	580	382
Loss on disposal of property and equipment	4	141	13
Rent	157	258	428
Salaries and benefits	703	1,371	1,540
Stock-based compensation expense	139	209	1,449
Travel, promotion and advertising	253	566	517

Total general and administrative expenses	$2,479	$4,458	$5,218

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
General and administrative expenses totaled $2.48 million for the year ended March 31, 2007 as compared to $4.46 million for the year ended March 31, 2006 or a decrease of approximately $2.0 million or 44%. For the year ended March 31, 2007 salaries decreased by $667,015, as a result of significant staff layoffs both at its Vancouver headquarters and in Hong Kong to $703,909 over the same period in 2006. Rent decreased by $101,396 net of the settlement cost of $98,268 due to moving to smaller premises to $156,782. Directors’ fees decreased by $71,507 to $155,804, compared to $227,311 as a result of fewer meetings. The downsizing of WEX’s workforce in prior periods has also resulted in a reduction in travel and promotion costs by $313,589 to $252,927, administration costs by $296,251 to $425,519. Audit and accounting fees decreased by $205,402 to $178,116 since the Company no longer engages its auditors to review the quarterly interim financial statements. The reduction in the loss on disposal of capital assets by $136,789 to $4,271 reflects minimal disposals in the year ended March 31, 2007 as compared to the prior year ended March 31, 2006 during which Company vehicles were sold. The decrease in expenses also included a reduction in the stock-based compensation expense of $70,644 to $138,717 over the corresponding 2006 period.
Legal costs also decreased to $463,270 for the year ended March 31, 2007 as compared to the corresponding period ending March 31, 2006 of $579,900. The decrease in costs by $116,630 reflects additional costs incurred in the second quarter ending September 30, 2006 for rescheduling the annual general meeting and planning of a new rights offering and related repricing of warrants and options offset by the reduction of fees for the third and fourth quarter during the 2007 fiscal year.
Included in general and administrative expenses for the year ended March 31, 2007 is a related party amount of $366,234 in legal fees incurred from Fasken Martineau DuMoulin (“Fasken”). Peter Stafford was a director of the Company and a partner with this law firm, which acts as corporate counsel to the Company. Mr. Stafford is now a part-time consultant to Fasken and the Company’s relationship with Fasken is managed through a partner in the firm’s Vancouver office. Mr. Stafford does not provide legal advice nor is he involved in any of the Company’s files with Fasken.
Amortization
Amortization expense relates to the amortization of property and equipment and, in the comparative periods, the amortization of identifiable intangible assets. The decrease in depreciation and amortization expense of $636,015 for the year ended March 31, 2007 as compared to the year ended March 31, 2006 was due to amortization on property and equipment ($277,286 in 2007 as compared to $447,113 in 2006) and amortization expense on the Company’s intangibles ($nil in 2007 as compared to $466,188 in 2006). The reduction in amortization expenses was due to the disposal of capital assets during the year ended March 31, 2006 and the write-down to $nil of the remaining purchase costs relating to the acquisition of the additional 46% in NMLP during the year ended March 31, 2006.
In fiscal 2007 management expects amortization expense of property and equipment to remain approximately in the same range as a result of minimum capital purchases planned in 2007.
Severance and Restructuring
There were no further restructuring costs for the twelve months ended March 31, 2007 as compared to $780,553 for the twelve months ended March 31, 2006.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Other Income and Expenses

	Year ended March 31,
(in thousands of dollars)	2007	2006	2005
Convertible debentures — interest expense	$(766)	$(704)	$(560)
Convertible debentures — settlement	—	(831)	—
Interest and sundry income	111	365	447
Impairment of intangible assets	—	(3,613)	—
Restructuring costs	—	(780)	—
Gain on settlement of accounts payable	172	—	—
Foreign exchange loss	(82)	(329)	(518)

	$(565)	$(5,892)	$(631)

Interest and Sundry Income
Investment and other income for the twelve months ended March 31, 2007 decreased by $254,273 to $110,702 from $364,975 for the twelve months ended March 31, 2006 due to the redemption of most investments in prior periods to fund clinical trials and general operating expenses.
Convertible Debentures Interest
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of five years. The debentures bear interest at 5.5% per year payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5.00 per common share based on the Canadian dollar equivalent of the debentures of approximately $7,000,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company has allocated the proceeds from the debentures into a debt component and an equity component. On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remained the same.
For the year ended March 31, 2007 the total interest expense on convertible debentures were $766,428 or an increase of $61,937 when compared to $704,491 in interest for the year ended March 31, 2006.
Refer to the MD&A sections on “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments” and also the notes to the consolidated financial statements, note 10 “Convertible Debentures” for further details pertaining to the convertible debentures.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Foreign Exchange Loss
The net foreign exchange loss of $81,949 for the twelve months ended March 31, 2007 was $246,661 lower as compared to the net foreign exchange loss of $328,610 for the twelve months ended March 31, 2006. The decrease in exchange loss is due to the relative stability of the Hong Kong dollar and Chinese renminbi and from a stronger Canadian dollar, relative to the United States dollar.
The Company operates in Canadian dollar but holds US dollar denominated cash accounts, to meet the Company’s anticipated US operating and capital expenditures in future periods. Further to this, the Company’s foreign subsidiaries operate in Hong Kong dollars and Chinese renminbi. The Company maintains cash resources in both currencies in order to meet its obligations in those areas. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and therefore, the Company is exposed to future fluctuations in the U.S./Canadian dollar and Hong Kong dollar and Chinese renminbi and Euro exchange rates.
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006	Jun 30, 2006
(in thousand of dollars, except per share amounts)	(Q-4) (1)	(Q-3)	(Q-2)	(Q-1)

Total revenues	$135	$133	$154	$123
Loss	(1,493)	(993)	(807)	(1,397)
Basic and diluted loss per common share	(0.03)	(0.03)	(0.02)	(0.04)
Total assets	$5,333	$5,686	$7,387	$8,186

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	Jun 30, 2005
(in thousand of dollars, except per share amounts)	(Q-4) (2)	(Q-3)	(Q-2)	(Q-1)

Total revenues	$137	$145	$169	$178
Loss	(8,165)	(5,795)	(4,062)	(3,570)
Basic and diluted loss per common share	(0.23)	(0.17)	(0.12)	(0.10)
Total assets	$11,891	$20,102	$25,112	$28,837

(1)	The 4th quarter ended March 31, 2007 loss includes decreased research and development expenses of $479,919 from $2,749,804 for the same period last year.

(2)	The 4th quarter ended March 31, 2006 loss includes the write-down of the intangible assets in the amount of $3,612,957 and restructuring costs of $100,486.
Revenue which consists of generic pharmaceutical sales and amortization of license fees is relatively consistent from quarter to quarter except in the fourth quarter ending March 31, 2005 the Company recorded $3,136 in revenue received from the research and collaboration fees related to the Esteve contract.
Fourth Quarter Review
Total product revenue for the fourth quarter ended March 31, 2007 remains low due to continued competitive pressures on costs and selling prices. No additional milestone targets were met in order to receive additional revenues from licensing and research and development collaboration fees as related to the Esteve contract. The fourth quarter reflects the overall decrease in clinical activities and decreased staff. The Company continues to focus on corporate development and on the analysis of its Phase IIb/III clinical trials which were discontinued in March 2006.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Liquidity and Capital Resources
Since its incorporation, the Company has financed administration, research and development activities and capital expenditures through the private sales of its common shares, issuance of debentures, the exercise of warrants or options and the use of licensing revenue from its corporate partner and the collection of government tax credits. For the fiscal years ended March 31, 2007 and 2006 WEX has received $1.46 million and $0.18 million respectively in net proceeds from issuance of common shares. During the year ended March 31, 2007 cash used by operations decreased by $5.1 million to $6.7 million, as compared to $11.8 million in the comparable year. This decrease was due to discontinuing the clinical trials in March 2006 and business restructuring to reduce operating costs commencing in September 2005 which resulted in staff reductions and moving to lower rental premises in February 2006. Excluding non-cash working capital items for the twelve months ended March 31, 2007 due to discontinuing clinical trials and downsizing of its workforce and premises cash outflow has been reduced to $3.77 million as compared to the twelve months ended March 31, 2006 of $15.8 million.
On December 1, 2006 the Company announced that it concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.
WEX had approached its debenture holders at the time of the September 30 instalment becoming due to enter into negotiations to restructure the debenture terms. As a consequence of that, WEX made only a partial payment of the instalment due on September 30, 2006, and following agreement in principle being reached on the restructuring, subsequently made the balance of the payment together with an additional amount of $81,732.
As of March 31, 2007 the remaining aggregate principal amount of the debentures was US$3,241,875, which is equivalent to $3,737,558.
At March 31, 2007 the Company had a working capital deficiency of approximately $2.11 million including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $1.63 million.
At March 31, 2007, the Company retained $6,737 denominated in U.S. dollars, $457,420 denominated in Chinese renminbi (“RMB”), $912,545 denominated in Hong Kong dollars, $164 denominated in Euros and $250,561 denominated in Canadian dollars for a total of $1.627 million of cash, cash equivalents and short term investments (“cash resources”).

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
In aggregate, the Company’s cash resources decreased by $6.294 million to $1.627 million from $7.921 million as at March 31, 2006. Included in cash resources are proceeds from subscription applications amounting to $680,005 which are part of the private placement that closed on January 8, 2007. Managements’ expectations are that cash resources will continue to decline with operating expenditures expected to be relatively consistent but with the repayment of the convertible debentures if any and accounts payable significantly affecting the decrease in cash resources over the coming quarters.
The renminbi is not fully convertible into foreign currencies and is subject to local governmental restrictions. All foreign currency exchange transactions involving renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre.
Management believes that with the existing cash resources there are sufficient resources for the Company’s current programs to fund operations through August 2007. At March 31, 2007, the Company had incurred significant losses and had an accumulated deficit of $70.4 million. In order for the Company to continue with its long-term strategic objective of the commercialization of TTX in North America and major European markets it will require additional capital or debenture funding. The Company intends to raise the necessary funds for these initiatives in the coming months. Depending on the North American and Asian economic factors; such as, capital market conditions, political uncertainty, the growth of pharmaceutical markets and the returns available to investors/lenders in other market sectors, the Company may have challenges raising the appropriate capital required. The budgeted expenditures that are necessary to execute on the future business plan and strategic objectives are subject to various uncertainties and may also be delayed depending on the amount of funding that is raised.
The Company’s contractual commitments are related to the lease of the Company’s office space and operating leases for office equipment, plus debenture obligations. Payments required under these agreements and leases are as follows:

		Payments Due by Period
(in thousands of dollars)	Total	2008	2009 – 2010	2011 – 2012	Thereafter
Contractual Obligations
Operating leases	$555	$249	$300	$6	$—
Debenture obligations (1)	3,894	3,894	—	—	—

	$4,449	$4,143	$300	$6	$—

(1)	The debenture obligations include principal and interest. Interest payments in fiscal 2008 will be approximately $156,556. The final payment is due December 31, 2007.
Pursuant to the license agreement referred to in note 9 to the March 31, 2007 consolidated financial statements, the Company was jointly responsible for development costs in excess of $38 million (€25 million), if any. Subsequent to March 31, 2007, the Company and Esteve terminated their licence and collaboration agreement and all of the European licensing rights to TetrodinTM, TectinTM and successor products reverted back to the Company.
Contingencies
The Company was notified in April 2005 that its appeal with the Chinese Patent Office concerning ownership of a patent relating to the addiction withdrawal in the territory of China was not successful. The Company has taken no action to counter this decision and the Company does not currently expect to incur further costs in relation to this matter.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,825,575 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
Pursuant to certain People’s Republic of China (“PRC”) regulations, the Company’s subsidiary is likely required to transfer certain percentages of its profit, as determined under the PRC accounting regulations, to certain statutory funds. To date, the subsidiary has not recognized any statutory reserves as it has not been profitable. Should the subsidiary become profitable in the future, it will be required to recognize these statutory accounts and accordingly, a portion of the subsidiary’s future earnings will be restricted in use and not available for distribution.
Refer to the notes to the consolidated financial statements, note 16 “Commitments, contingent liabilities and claims” for further details pertaining to litigation.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
Transactions with Related Parties
The Company incurred $210,000 in consulting fees to an officer of the Company during the year ended March 31, 2007 (2006 — $287,525) which are included in the research and development expenses. As at March 31, 2007, $nil is included in accounts payable and accrued liabilities (2006 — $20,129).
The Company paid $34,878 in consulting fees to an officer and director of the Company during the year ended March 31, 2006 which is included in general and administrative expenses. No such expenses were incurred during the year ended March 31, 2007.
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the year ended March 31, 2007 legal fees incurred to this law firm of $366,234 (2006 — $394,318) are included in general and administrative expenses. As at March 31, 2007, $97,485 is included in accounts payable and accrued liabilities (2006 — $96,211).
All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
During the year ended March 31, 2007, the Company paid $44,200 to an educational institution for research and development services. As at March 31, 2007, an officer and director of the Company remained on sabbatical leave from the educational institution. Subsequent to March 31, 2007, the individual resigned from his position at the education institution. The company engaged a Chinese law firm to investigate the contract and concluded that there was no wrong doing of the individual. The WEX board has accepted the conclusion. NMLP’s board of directors has ratified the contract.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
Financial Instruments and Other Instruments
The Company has convertible debentures outstanding. On December 22, 2005, the Company’s wholly- owned subsidiary, Wex Medical Limited and the debentures holders amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same. The Company accounted for the amendment in accordance with CICA Emerging Issues Committee Abstract EIC-96, “Accounting for the Early Extinguishment of Convertible Securities through (1) Early Redemption or Repurchase and (2) Induced Early Conversion”. The Company revalued the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005, by calculating the net present value of the future cash flows discounted at a rate of 20% per year, the estimated market rate of interest applicable to non-convertible debentures with otherwise similar characteristics at the date of the amendment.
The Company did not make its scheduled installment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 (US$286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount.
On December 1, 2006 the Company announced that it had concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments presently required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the debentures agreements and amending agreements, and the debenture holders will be entitled to exercise all of their legal rights.
As at March 31, 2007, the Company has failed to make scheduled instalment payments of US$1,329,375. On November 24, 2006, the Company concluded negotiations with the convertible debenture holders for relief from the scheduled instalment payments. In place of the instalments previously required, the convertible debenture holders agreed to allow the Company to repay an amount equal to 20% of the net proceeds received from all future financing events, including share subscriptions, licensing fees, and milestone payments. The arrangement is to continue unless the Company fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that the Company’s financial position has strengthened sufficiently to enable it to resume its scheduled instalment payments.
The fair value of the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
Refer to the notes to the consolidated financial statements, note 10 “Convertible Debentures” for further details pertaining to the convertible debentures.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal Year Ended March 31, 2007
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Share Capital
As of March 31, 2007, there were 43,809,451 common shares issued and outstanding for a total of $64.2 million in share capital and there were 3,967,612 stock options outstanding in the Company’s stock option plan (of which 2,753,040 were exercisable) at a weighted average exercise price of $2.67. As at March 31, 2007 there were no warrants outstanding.
As of June 28, 2007, there were 43,809,451 common shares issued and outstanding for a total of $64.2 million in share capital and there were 3,967,612 stock options outstanding in the Company’s stock option plan (of which 2,753,040 were exercisable) at a weighted average exercise price of $2.67. As at June 28, 2007 there were no warrants outstanding.
The current version of the Company’s Annual Information Forum (AIF) is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

FEE RULE
FORM 13-502F1
CLASS 1 REPORTING ISSUERS — PARTICIPATION FEE
Reporting Issuer Name: WEX Pharmaceuticals Inc.
Fiscal year end date used to calculate capitalization: March 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	(i	)
43,809,451

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii	)
0.29875

Market value of class or series	(i) X (ii) =		(A	)
13,088

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)
			(B	)

Market value of other securities: (See paragraph 2.11(b) of the Rule)

(Provide details of how value was determined)		(C	)

(Repeat for each class or series of securities)		(D	)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) +	13,088
	(C) + (D) =

Participation Fee		600

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer’s reduced participation fee, if applicable (See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer’s fiscal year	=

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule)

INCENTIVE STOCK OPTION PLAN
OF WEX PHARMACEUTICALS INC.
AMENDED AND RESTATED AS OF JUNE 27, 2005
1. Purpose of the Plan
1.1 The purpose of the Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide ongoing services to the Corporation or its Affiliate, to provide an incentive for such persons to put forth maximum effort for the continued success and growth of the Corporation, and in combination with these goals, to encourage their equity participation in the Corporation.
2. Definitions
2.1 For the purposes of the Plan, the following terms have the respective meanings set forth below:
(a)	“Affiliate” has the same meaning ascribed to that term as set out in the Securities Act (Ontario) ;

(b)	“Board” means the board of directors of the Corporation;

(c)	“Compensation Committee” means the committee of the Board constituted as provided in Section 3 hereof and if none is so constituted, means the full Board;

(d)	“Consultant” means an individual, other than an employee, director or officer of the Corporation or its Affiliate or a registrant under the Securities Act (Ontario), that:
(i)
is engaged to provide on a bona fide basis, consulting, technical, management or other services to the Corporation or an Affiliate of the Corporation, other than services provided in relation to a distribution, services provided by registrants and services in connection with investor related activities;

(ii)	provides the services under a written contract between the Corporation or its Affiliate and the individual Consultant or a Consultant Company or Consultant Partnership of the individual; and

(iii)	in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate of the Corporation;

(e)	“Consultant Company” means for an individual Consultant, the company of which the individual consultant is an employee or shareholder;

(f)	“Consultant Partnership” means for an individual consultant, a partnership of which the individual Consultant is an employee or partner;

(g)
“Disability” means a physical or mental incapacity of a nature which the Board determines prevents or would prevent the Optionee from satisfactorily performing the substantial and material duties of his or her position with the Corporation or its Affiliate;

(h)	“Eligible Person” means, from time to time, any director, senior officer or employee of the Corporation or of an Affiliate of the Corporation and any Permitted Consultant;

(i)	“Exchange” means any principal exchange (as determined by the Board in its sole discretion) upon which the Shares are listed;

(j)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(k)	“Market Value” of a Share means, on any given day:
(i)	where the Share is not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

(ii)
where the Share is listed on an Exchange, the closing board lot sale price per share of Shares on the Exchange on the trading day immediately preceding the relevant date and if there was not a board lot sale on the Exchange on such date, then the last board lot sale prior thereto;

(l)	“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(m)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(n)
“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(o)	“Optionee” means an Eligible Person to whom an Option has been granted;

(p)	“Permitted Consultant” means a Consultant, a Consultant Company or Consultant Partnership;

(q)	“Plan” means the Incentive Stock Option Plan of the Corporation as set forth herein as the same may be amended and/or restated from time to time;

(r)	“Retirement” has the meaning ascribed to that term in Subsection 8.1 hereof;

(s)	“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof; and

(t)	“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Corporation.
2.2 Unless otherwise indicated, all dollar amounts referred to in this Option Plan are in Canadian funds.
2.3 As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, unless the context otherwise requires.
3. Administration of the Plan
3.1 The Plan shall be administered by the Board with the assistance of the Compensation Committee and the chief executive officer as provided herein.
3.2 The members of the Compensation Committee shall be appointed from time to time by, and serve at the pleasure of, the Board. A majority of the Compensation Committee shall constitute a quorum thereof. Acts approved in writing by all members of the Compensation Committee shall constitute valid acts of the Compensation Committee as if taken at a meeting at which a quorum was present.
3.3 The chief executive officer of the Corporation shall periodically make recommendations to the Compensation Committee as to the grant of Options.
3.4 The Compensation Committee shall, on at least an annual basis, make recommendations to the Board as to the grant of Options.
3.5 The Board may wait until such time as the financial statements of the preceding fiscal year are approved by the Board before making any determination regarding the grant of Options.
3.6 In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.
3.7 The Board may authorize one or more officers of the Corporation to execute and deliver and to receive documents on behalf of the Corporation.

4. Shares Subject to the Plan
4.1 The maximum aggregate number of Shares which may be issued under the Plan shall not exceed 9,300,000 Shares, subject to adjustment as provided in Section 10 hereof. This shall include an aggregate of 6,452,779 Options to purchase 6,452,779 Shares, which were granted prior to June 27, 2005 (of which as at June 27, 2005, 3,666,213 Options were outstanding and 2,786,566 Options had been exercised).
4.2 The total number of Shares that may be reserved for issuance to any one person pursuant to Options shall not exceed 5% of the Shares of the Corporation outstanding on a non-diluted basis on the Grant Date of the Options.
4.3 Anything in this Plan to the contrary notwithstanding:
(a)
the maximum number of Shares that may reserved for issuance pursuant to Options granted under the Plan to insiders of the Corporation and their associates, together with the number of Shares reserved for issuance to such insiders and their associates under the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares of the Corporation outstanding on a non-diluted basis at the
Grant Date of the Options; and

(b)
the maximum number of Shares which may be issued to insiders of the Corporation and their associates under the Plan within any one-year period, when taken together with the number of Shares issued to such insiders and their associates under the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed 10% of the Shares of the Corporation outstanding on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, shall not exceed 5% of such outstanding Shares.

For the purpose of this Subsection “insider” means an insider as defined in the Securities Act (Ontario) but excluding any person within that definition solely by virtue of being a director or officer of a subsidiary. Any entitlement to acquire Common Shares granted pursuant to the Plan or any other Options prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out above.
4.4 Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, were cancelled or otherwise terminated for any reason without having been exercised shall be available for subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.
5. Grants of Options
5.1 Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”). The Board shall also determine, in its sole discretion, in connection with each grant of Options:
(a)	the number of Options to be granted;

(b)	The Option Price applicable to each Option, but the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

6. Eligibility, Vesting and Terms of Options
6.1 Options may be granted to Eligible Persons only.
6.2 Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.
6.3 The option period (the “Option Period”) of each Option commences on the Grant Date and expires on a date as determined by the Board in its sole discretion.
6.4 Subject to Section 8, an Option which is subject to vesting, may, once vested, be exercised (in each case to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is not subject to vesting may, once vested, be exercised (in each case the nearest full Share, at any time during the Option Period.
6.5 The Board in its sole discretion may determine and impose terms upon which each Option shall become vested in respect of Shares including without limitation the terms under which vesting of the Option may be accelerated.
6.6 An Option is personal to the Optionee and is non-assignable and non-transferrable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.
7. Option Agreement
7.1 Upon the grant of an Option, the Corporation and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board, subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with the Corporation, the number of Options, the Option Price, the expiry date of the Option Period, vesting terms and such other terms and conditions as the Board may deem appropriate.
8. Termination of Employment, Engagement or Directorship
8.1 Any Optionee whose employment, engagement or directorship with the Corporation or its
Affiliate is terminated due to retirement on or after such Optionee’s normal retirement date under the Corporation’s applicable retirement plan or policy of his or her employer or due to early retirement with the consent of the Board (collectively, “Retirement”) shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on such date of termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.

8.2 Any Optionee whose employment, engagement or directorship with the Corporation or its Affiliate is terminated due to Disability shall have 365 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto.
8.3 Any Optionee whose employment, engagement or directorship with the Corporation or its Affiliate is terminated at any time in the six months following a change of control of the Corporation (as hereinafter defined) shall have 180 days from the date of such termination to exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of such termination; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. For the purposes of this Subsection 8.3, “change of control” shall mean the acquisition by a person, or combination of persons acting in concert, of:
(a)	a sufficient number of the voting rights attached to the outstanding voting securities of the Corporation at the time of such acquisition, to affect materially the control of the Corporation; or

(b)	more than 20% of the voting rights attached to the outstanding voting securities of the Corporation at the time of such acquisition.
8.4 In the event of the death of an Optionee, either while in the employment or engagement or while a director of the Corporation or its Affiliate or after Retirement, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the optionee by bequest or inheritance.
8.5 In the event an Optionee’s employment, engagement or directorship with the Corporation or its Affiliate terminates for any reason other than death, Disability, Retirement, cause or in the circumstances described in Subsection 8.3 hereof, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than thirty (30) days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix. In the event an Optionee’s employment, engagement or directorship is terminated for cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.6 The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment, engagement or directorship as provided in Subsections 8.1, 8.2, 8.3, 8.4 or 8.5 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.
8.7 The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or engagement by, or directorship of, the Corporation or its Affiliate nor shall it interfere in any way with the right of the Corporation or its Affiliate to terminate any Optionee’s employment or engagement at any time.
8.8 For the purposes of section 8, termination in the case of an employee (including officers that are also employees) is determined to be the last day of active employment with the Corporation or its Affiliate, as the case may be, regardless of any salary continuance or notice period provided from or to the Corporation.
8.9 For greater certainty, an option that had not become vested at the time that the relevant event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.
9. Exercise of Options
9.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised, together with a certified cheque or bank draft for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment.
9.2 No less than 100 Options may be exercised at any one time, except where a smaller number of Options is or remains exercisable pursuant to a grant, in which case, such smaller number of Options must be exercised at one time.
10. Adjustment on Alteration of Share Capital
10.1 In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board.
10.2 If the Corporation amalgamates, consolidates with or merges with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation or merger and the Option Price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3 In the event of a change in the Corporation’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.
10.4 In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed equitable by the Board to properly reflect such event.
10.5 No adjustment provided in this Section 10 shall require the Corporation to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.
10.6 If, at any time when an Option granted under the Plan remains unexercised, an offer to purchase all of the Shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.
10.7 Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionee and of the time for the fulfillment of any conditions or restrictions on such exercise. All determinations of the Board under this paragraph 10.7 shall be binding for all purposes of the Plan.
11. Regulatory Approval
11.1 Notwithstanding any of the provisions contained in the Plan or any Option, the Corporation’s obligation to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:
(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada (“Securities Regulators”)

(b)	compliance with the requirements of the Exchange; and

(c)
receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2 The Corporation shall in no event be obligated to take any action in order to cause the issuance and delivery of such certificates to comply with any laws, regulations, rules, orders or requirements.
11.3 If any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without the requiring the consent or agreement of any Optionee.
12. Miscellaneous
12.1 An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Corporation by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.
12.2 The Corporation may require an Optionee, as a condition of exercise of an Option, to pay or reimburse any taxes which are required to be withheld in connection with the exercise of such Option.
13. Effective Date, Amendment and Termination
13.1 The Plan is effective as of January 18, 1998.
13.2 The Board may, subject where required to Securities Regulators and/or Exchange approval, from time to time amend, suspend or terminate the Plan in whole or in part.
13.3 No action by the Board to terminate the Plan pursuant to this Section 13 shall affect any Options granted hereunder which became effective pursuant to the Plan prior to such action.
13.4 The Board may amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is made pursuant to Section 11 hereof. The Option Price of any outstanding Option granted to an insider may not be reduced unless disinterested shareholder approval is obtained in accordance with regulatory requirements.

APPENDIX A
INCENTIVE STOCK OPTION PLAN
OF WEX PHARMACEUTICALS INC.
OPTION AGREEMENT
This Option Agreement is entered into between Wex Pharmaceuticals Inc. (the “Corporation”) and the Optionee named below pursuant to the Corporation’s Incentive Stock Option Plan (the “Plan”) a copy of which are attached hereto, and confirms the following:

1. Grant Date:

2. Optionee:

3. Optionee’s Position with the Corporation:

4. Number of Options:

5. Option Price ($ per Share):

6. Expiry Date of Option Period:

7.	Each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period. The Options vest as follows:

<*>

8.
This Option Agreement is subject to the terms and conditions set out in the Plan, as amended or replaced from time to time. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern.

9.	Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

10.	By signing this agreement, the Optionee acknowledges that he, she, or its authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the                      day of                                                          ,                                         .

Wex Pharmaceuticals Inc.

Per:

Signature of Optionee		Authorized Signatory

Per:

Authorized Signatory

SCHEDULE “B”
WEX PHARMACEUTICALS INC.
INCENTIVE STOCK OPTION PLAN
LIST OF OUTSTANDING OPTIONS
[NTD: To be updated. The total current number of outstanding options is 3,666,213.]
Options — Outstanding as of March 10, 2004

	Number of Common Shares
	Authorized	Exercise Price	Expiry
Options	20,000	$2.13	1-Sep-04
Options	457,000	$2.08	2-Mar-05
Options	325,760	$1.60	9-Apr-05
Options	23,760	$2.00	9-Apr-05
Options	115,000	$2.04	9-Apr-05
Options	73,760	$2.11	9-Apr-05
Options	20,000	$2.08	18-Apr-05
Options	45,000	$2.08	20-Jul-05
Options	170,000	$2.46	15-Dec-05
Options	175,000	$3.83	15-Dec-05
Options	50,000	$5.02	31-Dec-05
Options	140,000	$5.02	9-Jan-06
Options	60,000	$2.18	7-Jun-06
Options	30,000	$5.02	31-Dec-06
Options	60,000	$2.00	14-Jan-07
Options	1,056,613	$1.82	22-Dec-07
Options	180,000	$2.46	6-Oct-08
Options	1,535,000	$3.83	31-Oct-08
Options	130,000	$5.02	9-Jan-09
Options	50,000	$5.53	23-Feb-09
Total Outstanding	4,716,893

FORM 5D
TSX VENTURE EXCHANGE
ESCROW AGREEMENT (SURPLUS SECURITY)
THIS AGREEMENT is made as of the 27th day of September, 2002
AMONG:
INTERNATIONAL WEX TECHNOLOGIES INC., a Company incorporated under the laws of Canada, having an office at 2000-777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
(the “Issuer”)
AND:
CIBC MELLON TRUST COMPANY, a trust company incorporated under the laws of Canada, having an office at 1600-1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
(the “Escrow Agent”)
AND:
EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER (a “Securityholder” or “You”)
(collectively, the “Parties”)
This Agreement is being entered into by the Parties under Exchange Policy 5.4 — Escrow, Vendor Consideration and Resale Restrictions (the “Policy”) in connection with the sale of shares of:
NANNING MAPLE LEAF PHARMACEUTICAL CO., LTD. (“Maple Leaf”), a company incorporated under the laws of China, which carries on business in the city of Nanning, GuangXi Province, China by TIANJIN FAIRWOOD FURNITURE MFG. CO. LTD. a Company incorporated under the laws of China, also known as HUACHENG FOREST INDUSTRIAL CO. LTD. at Liu An Zhuang, Xiao Dian Xiang, Bei Chen District, Tianjin, China (“Tianjin”), to WEX MEDICAL LIMITED, a Company incorporated under the laws of Hong Kong at Unit A, 34th Floor, Manulife Tower, 169 Electric Road, North Point, Hong Kong, and a wholly-owned subsidiary of the Issuer (“WexMed”) in connection with which sale the Issuer has agreed to issue shares to Tianjin.
The Issuer is a Tier 2 Issuer as described in Policy 2.1 — Minimum Listing Requirements of the TSX Venture Exchange (the “Exchange”).

For good and valuable consideration, the Parties agree as follows:
PART 1 ESCROW
1.1 Appointment of Escrow Agent
The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.
1.2 Deposit of Escrow Securities in Escrow
(1)
You are depositing the securities (“Escrow Securities”) listed opposite your name in Schedule “A” with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which You have or which You may later receive.

(2)	If You receive any other securities (“Additional Escrow Securities”):
(a)	as a dividend or other distribution on Escrow Securities;

(b)	on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c)	on a subdivision, or compulsory or automatic conversion or exchange of Escrow Securities; or

(d)	from a successor issuer in a business combination, if Part 6 of this Agreement applies,
You will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those Additional Escrow Securities. When this Agreement refers to Escrow Securities, it includes Additional Escrow Securities.
(3)	You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of Additional Escrow Securities issued to You.
1.3 Direction to Escrow Agent
The Issuer and the Securityholders direct the Escrow Agent to hold the Escrow Securities in escrow until they are released from escrow under this Agreement.
PART 2 RELEASE OF ESCROW SECURITIES
2.1 Release Provisions
The provisions of Schedule A, attached hereto, are incorporated into and form part of this Agreement. The Escrow Agent will be directed by the Securityholders and the Issuer to release the escrowed securities in accordance with Schedule A unless we are directed otherwise by the Exchange as set out in Section 2.8 of this Agreement.

2.2 Additional Escrow Securities
If You acquire Additional Escrow Securities in connection with the transaction to which this agreement relates, those securities will be added to the securities already in escrow, to increase the number of remaining Escrow Securities. After that, all of the Escrow Securities will be released in accordance with the applicable release schedule.
2.3 Additional Requirements for Tier 2 Surplus Escrow Securities
(1)
The Escrow Securities will be cancelled by the Issuer if the asset, property, business or interest therein in consideration of which the securities were issued, is lost, or abandoned, or the operations or development of such asset, property or business is discontinued.

(2)
The Escrow Agent will not release Escrow Securities from escrow under schedule B(4) unless the Escrow Agent has received, within the 15 days prior to the release date, a certificate from the Issuer that:

(a)	is signed by two directors or officers of the Issuer;

(b)	is dated not more than 30 days prior to the release date;

(c)
states that the assets for which the Escrow Securities were issued (the “Assets”) were included as assets on the balance sheet of the Issuer in the most recent financial statements filed by the Issuer with the Exchange; and

(d)
states that the Issuer has no reasonable knowledge that the Assets will not be included as assets on the balance sheet of the Issuer in the next financial statements to be filed by the Issuer with the Exchange.

(3)
If, at any time during the term of this Agreement, the Escrow Agent is prohibited from releasing Escrow Securities on a release date specified in Schedule A as a result of section 2.3(2) above, then the Escrow Agent will not release any further Escrow Securities from escrow without the written consent of the Exchange.

(4)	If as a result of this section 2.3, the Escrow Agent does not release Escrow Securities from escrow for a period of five years, then:
(a)	the Escrow Agent will deliver a notice to the Issuer, and will include with the notice any certificates that the Escrow Agent holds which evidence the Escrow Securities; and

(b)	the Issuer and the Escrow Agent will take such action as is necessary to cancel the Escrow Securities.
(5)
For the purposes of cancellation of Escrow Securities under this section, each Securityholder irrevocably appoints the Escrow Agent as his or her attorney, with authority to appoint substitute attorneys, as necessary.

2.4 Delivery of Share Certificates for Escrow Securities
The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder’s Escrow Securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.
2.5 Replacement Certificates
If, on the date a Securityholder’s Escrow Securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more Escrow Securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder’s direction, the replacement share certificate or other evidence of the Escrow Securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.
2.6 Release upon Death
(1)
If a Securityholder dies, the Securityholder’s Escrow Securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the Escrow Securities in the possession of the Escrow Agent to the Securityholder’s legal representative provided that:

(a)
the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the Escrow Securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

(b)	the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.
(2)	Prior to delivery the Escrow Agent must receive:
(a)	a certified copy of the death certificate; and

(b)	any evidence of the legal representative’s status that the Escrow Agent may reasonably require.
2.7 Exchange Discretion to Terminate
If the Escrow Agent receives a written request from the Exchange to halt or terminate the release of Escrow Securities from escrow, then the Escrow Agent will comply with that request, and will not release any Escrow Securities from escrow until it receives the written consent of the Exchange.

2.8 Discretionary Applications
The Exchange may consent to the release from escrow of Escrow Securities in other circumstances and on terms and on conditions it deems appropriate. Securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.
PART 3 EARLY RELEASE ON CHANGE OF ISSUER STATUS
Deleted.
PART 4 DEALING WITH ESCROW SECURITIES
4.1 Restriction on Transfer, etc.
Unless it is expressly permitted in this Agreement, You will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your Escrow Securities or any related share certificates or other evidence of the Escrow Securities. If a Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding Escrow Securities.
4.2 Pledge, Mortgage or Charge as Collateral for a Loan
Subject to Exchange acceptance, You may pledge, mortgage or charge your Escrow Securities to a financial institution as collateral for a loan, provided that no Escrow Securities or any share certificates or other evidence of Escrow Securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the Escrow Securities will remain in escrow if the lender realizes on the Escrow Securities to satisfy the loan.
4.3 Voting of Escrow Securities
Although You may exercise voting rights attached to your Escrow Securities, You may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the Escrow Securities prior to a winding up of the Issuer.
4.4 Dividends on Escrow Securities
You may receive a dividend or other distribution on your Escrow Securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your Escrow Securities, other than Additional Escrow Securities, the Escrow Agent will pay the dividend or other distribution to You as soon as practicable after receipt.
4.5 Exercise of Other Rights Attaching to Escrow Securities
You may exercise your rights to exchange or convert your Escrow Securities in accordance with this agreement.

PART 5 PERMITTED TRANSFERS WITHIN ESCROW
5.1 Transfer to Directors and Senior Officers
(1)
You may transfer Escrow Securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer’s board of directors has approved the transfer and provided that:

(a)	You make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)	the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.
(2)	Prior to the transfer the Escrow Agent must receive:
(a)	a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b)
a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange the Issuer is listed on has been received;

(c)	an acknowledgment in the form of Form 5E signed by the transferee; and

(d)	a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent.
(3)	In each of these situations the Escrow Agent should receive a copy of the application to the Exchange.
5.2 Transfer to Other Principals
(1)	You may transfer Escrow Securities within escrow:
(a)	to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer’s outstanding securities; or

(b)	to a person or company that after the proposed transfer
(i)	will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities, and
(ii)	has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries, provided that:
(c)	You make an application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and
(d)	the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.

(2)	Prior to the transfer the Escrow Agent must receive:
(a)	a certificate signed by a director or officer of the Issuer authorized to sign, stating that:
(i)
the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer’s outstanding securities before the proposed transfer; or

(ii)	the transfer is to a person or company that:
(A)	the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities; and

(B)	has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries after the proposed transfer; and
(iii)	any required approval from the Exchange or any other exchange on which the Issuer is listed has been received;
(b)	an acknowledgment in the form of Form 5E signed by the transferee; and
(c)	a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent.
5.3 Transfer upon Bankruptcy
(1)	You may transfer Escrow Securities within escrow to a trustee in bankruptcy or another person or company entitled to Escrow Securities on bankruptcy provided that:
(a)	You make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)	the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.
(2) Prior to the transfer, the Escrow Agent must receive:
(a)	a certified copy of either
(i)	the assignment in bankruptcy filed with the Superintendent of Bankruptcy; or
(ii)	the receiving order adjudging the Securityholder bankrupt;
(b)	a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c)	a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(d)	an acknowledgment in the form of Form 5E signed by
(i)	the trustee in bankruptcy; or

(ii)	on direction from the trustee, with evidence of that direction attached to the acknowledgement form, another person or company legally entitled to the Escrow Securities.
5.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities
(1)
You may transfer Escrow Securities You have pledged, mortgaged or charged under section 4.2 to a financial institution as collateral for a loan within escrow to the lender on realization provided that:

(a)	You make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)	the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.
(2)	Prior to the transfer the Escrow Agent must receive:
(a)	a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the Escrow Securities;

(b)	evidence that the Exchange has accepted the pledge, mortgage or charge of Escrow Securities to the financial institution;

(c)	a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(d)	an acknowledgement in the form of Form 5E signed by the financial institution.
5.5 Transfer to Certain Plans and Funds
(1)
You may transfer Escrow Securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to You and your spouse, children and parents provided that:

(a)	You make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b)	the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date.

(2)	Prior to the transfer the Escrow Agent must receive:
(a)
evidence from the trustee of the transferee plan or fund, or the trustee’s agent, stating that, to the best of the trustee’s knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than You and your spouse, children and parents;

(b)	a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(c)	an acknowledgement in the form of Form 5E signed by the trustee of the plan or fund.
5.6 Effect of Transfer Within Escrow
After the transfer of Escrow Securities within escrow, the Escrow Securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the Escrow Securities to transferees under this Part 5.
PART 6 BUSINESS COMBINATIONS
6.1 Business Combinations
This Part applies to the following (business combinations):
(a)	a formal take-over bid for all outstanding securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b)	a formal issuer bid for all outstanding equity securities of the Issuer

(c)	a statutory arrangement

(d)	an amalgamation

(e)	a merger

(f)	a reorganization that has an effect similar to an amalgamation or merger
6.2 Delivery to Escrow Agent
(1)
You may tender your Escrow Securities to a person or company in a business combination. At least five business days (excluding weekends and statutory holidays) prior to the date the Escrow Securities must be tendered under the business combination, You must deliver to the Escrow Agent:

(a)
a written direction signed by You that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the Escrow Securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer’s depository, and any other documentation specified or provided by You and required to be delivered to the depositary under the business combination;

(b)	written consent of the Exchange; and

(c)	any other information concerning the business combination as the Escrow Agent may reasonably require.
6.3 Delivery to Depositary
(1)
As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the Escrow Securities, and a letter addressed to the depositary that:

(a)	identifies the Escrow Securities that are being tendered;

(b)	states that the Escrow Securities are held in escrow;

(c)
states that the Escrow Securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d)
if any share certificates or other evidence of the Escrow Securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of Escrow Securities that are not released from escrow into the business combination; and

(e)
where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of Additional Escrow Securities that You acquire under the business combination.

6.4 Release of Escrow Securities to Depositary
(1)	The Escrow Agent will release from escrow the tendered Escrow Securities provided that:
(a)
You or the Issuer make application to release the tendered securities under the Policy on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date;

(b)	the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) on such specified date;

(c)
the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that:

(i)	the terms and conditions of the business combination have been met or waived; and

(ii)	the Escrow Securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5 Escrow of New Securities
(1)
If You receive securities (“New Securities”) of another issuer (“Successor Issuer”) in exchange for Your Escrow Securities, the New Securities will be subject to escrow in substitution for the tendered Escrow Securities, unless, immediately after completion of the business combination,

(a)	the Successor Issuer is an Exempt Issuer as defined in National Policy 46-201 “Escrow for Initial Public Offerings” as an issuer that, after its IPO:
(i)	has securities listed on the Toronto Stock Exchange Inc. (“TSX”) and is classified by the TSX as an exempt issuer; or
(ii)
has a market capitalization of at least $100 million. (In calculating market capitalization, multiply the total number of the securities of the same class as the securities offered in the IPO, which are outstanding on completion of the IPO, by the IPO price.)

(b)
the escrow holder was subject to a Value Security Escrow Agreement as defined in Policy 5.4 of the TSX Corporate Finance Manual and is not a Principal of the Successor Issuer; the escrow holder holds less than 1% of the voting rights attached to the successor issuer’s outstanding securities. (In calculating this percentage, include securities that may be issued to the escrow holder under outstanding convertible securities in both the escrow holders securities and the total securities outstanding.)

6.6 Release from Escrow of New Securities
(1)	The Escrow Agent will send to a Securityholder share certificates or other evidence of the Securityholder’ s new securities as soon as reasonably practicable after the Escrow Agent receives
(a)	a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign
(i)	stating that it is a successor issuer to the Issuer as a result of a business combination;
(ii)	containing a list of the Securityholders whose new securities are subject to escrow under section 6.5;
(iii)	containing a list of the Securityholders whose new securities are not subject to escrow under section 6.5;
(b)	written confirmation from the Exchange that it has accepted the list of Securityholders whose new securities are not subject to escrow under section 6.5; and

(2)
The Escrow Securities of the Securityholders whose securities are not subject to escrow under section 6.5, will be released, and the Escrow Agent will send any share certificates or other evidence of the Escrow Securities in the possession of the Escrow Agent in accordance with section 2.4.

(3)
If your new securities are subject to escrow, unless subsection (4) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the Escrow Securities that You exchanged.

PART 7 RESIGNATION OF ESCROW AGENT
7.1 Resignation of Escrow Agent
(1)	If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.
(2)	If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.
(3)
If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the Resignation or Termination Date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4)
The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the “Resignation or Termination Date”), provided that the Resignation or Termination Date will not be less than 10 business days before a release date.

(5)
If the Issuer has not appointed a successor Escrow Agent within 60 days of the Resignation or Termination Date, the Escrow Agent may apply, at the Issuer’s expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6)
On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7)
If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will file a copy of the new Agreement with the Exchange.

PART 8 OTHER ARRANGEMENTS
[Intentionally Deleted]
PART 9 INDEMNIFICATION OF THE EXCHANGE
9.1 Indemnification
(1)	The Issuer and each Securityholder jointly and severally:
(a)
release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, Liabilities, losses and expenses incurred by the Exchange;

(b)	agree not to make or bring a claim or demand, or commence any action, against the Exchange; and
(c)
agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person’s claim, demand or action, arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2)	This indemnity survives the release of the Escrow Securities and the termination of this Agreement.
9.2
(a)
The Issuer and Securityholder hereby agree, jointly and severally, to indemnity and hold harmless the Escrow Agent from and against any liability, loss, claim, action, cost and expense, including legal fees and disbursements, (collectively, the “Liabilities”) which may be asserted against the Escrow Agent arising from or out of this Agreement; provided that the Issuer and each Securityholder shall not be required to indemnify the Escrow Agent in the event that such Liabilities are a result of the gross negligence or wilful misconduct of the Escrow Agent. This provision shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement.

(b)
The Escrow Agent shall be protected in acting and relying reasonably upon any written notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as “Documents”) furnished to it and signed by any person required to or entitled to execute and deliver to the Escrow Agent any such Documents in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine.

(c)
The Escrow Agent may retain legal counsel and advisors as may be reasonably required for the purpose of discharging its duties or determining its rights under this Agreement, and may rely and act upon the advice of such counsel or advisor. The Issuer shall pay and act upon the advice of such counsel or advisor. The Issuer shall pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(d)
The Issuer agrees to pay the Escrow Agent’s fees in advance as may be agreed from time to time with the Issuer, together with the Escrow Agent’s expenses and disbursements. Notwithstanding any provision contained in this Agreement, the Issuer and Securityholders agree that if any of the Escrow Agent’s fees, expenses and disbursements are in arrears then the Escrow Agent reserves the right to withhold the release of any Securities until such fees, expenses and disbursements are paid in full.

PART 10 NOTICES
10.1 Notice to Escrow Agent
Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:
CIBC MELLON TRUST CO.,
1600-1066 West Hastings Street,
Vancouver, British Columbia V6E 3X1
Attention: Kellie Basi
10.2 Notice to Issuer
Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:
International Wex Technologies Inc.
2000-777 Hornby Street
Vancouver, BC V6Z 1S4
Telephone: 604 683 8880
Fax: 604 683 8868
Attention: Ms. Donna Shum
10.3 Deliveries to Securityholders
Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer’s share register.
Any share certificates or other evidence of a Securityholder’s Escrow Securities will be sent to the Securityholder’s address on the Issuer’s share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the Escrow Securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder’ s address as listed on the Issuer’s share register.

10.4 Change of Address
(1)	The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.
(2)	The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.
(3)	A Securityholder may change that Securityholder’s address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.
10.5 Postal Interruption
A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.
PART 11 GENERAL
11.1 Interpretation — “holding securities”
Unless the context otherwise requires, all capitalized terms that are not otherwise defined in this Agreement, shall have the meanings as defined in Policy 1.1 — Interpretation or in Policy 5.4- Escrow, Vendor Consideration and Resale Restrictions.
When this Agreement refers to securities that a Securityholder “holds”, it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.
11.2 Enforcement by Third Parties
The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the Securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the Securityholders of the Issuer, or both.
11.3 Termination, Amendment, and Waiver of Agreement
(1)	Subject to subsection 11.3(3), this Agreement shall only terminate:
(a)	with respect to all the Parties:
(i)	as specifically provided in this Agreement;
(ii)	subject to subsection 11.3(2), upon the agreement of all Parties; or
(iii)	when the Securities of all Securityholders have been released from escrow pursuant to this Agreement; and

(b)	with respect to a Party:
(i)	as specifically provided in this Agreement; or
(ii)	if the Party is a Securityholder, when all of the Securityholder’ s Securities have been released from escrow pursuant to this Agreement.
(2)	An agreement to terminate this Agreement pursuant to section 11 .3(1)(a)(ii) shall not be effective unless and until the agreement to terminate
(a)	is evidenced by a memorandum in writing signed by all Parties;

(b)	has been consented to in writing by the Exchange; and

(c)	has been approved by a majority of Securityholders of the Issuer who are not Securityholders.
(3)	Notwithstanding any other provision in this Agreement, the obligations set forth in section 9.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.
(4)	No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:
(a)	is evidenced by a memorandum in writing signed by all Parties;

(b)	has been approved in writing by the Exchange; and
(c)	has been approved by a majority of Securityholders of the Issuer who are not Securityholders.
(5)
No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

11.4 Severance of Illegal Provision
Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the Parties hereto as though the said illegal and or unenforceable provision or part thereof had never been included in this Agreement.
11.5 Further Assurances
The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this agreement which are necessary to carry out the intent of this Agreement.
11.6 Time
Time is of the essence of this Agreement.

11.7 Consent of Exchange to Amendment
The Exchange must approve any amendment to this Agreement.
11.8 Additional Escrow Requirements
A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.
11.9 Governing Laws
The laws of British Columbia and the applicable laws of Canada will govern this Agreement.
11.10 Counterparts
The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.
11.11 Singular and Plural
Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.
11.12 Language
This Agreement has been drawn up in the English language at the request of all Parties.
11.13 Benefit and Binding Effect
This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.
11.14 Entire Agreement
This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.
11.15 Successor to Escrow Agent
Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

The Parties have executed and delivered this Agreement as of the date set out above.
Escrow Agent

Per:	“Leslie Macfarlane”

Authorized Signatory

Per:	“R. Massender”

Authorized Signatory
Issuer

Per:	“Frank (Hay Kong) Shum”

Authorized Signatory

Per:	“John Olthoff”

Authorized Signatory
Tianjin Fairwood Furniture Mfg. Co. Ltd.

Per:	“Kai Zhao”

Authorized Signatory

Per:	“Xin Pang”

Authorized Signatory

SCHEDULE “A” to Escrow Agreement
SECURITYHOLDER
Name: TIANJIN FAIRWOOD FURNITURE MFG. CO. LTD.
SIGNATURE:

“Kai Zhao”	“Xin Pang”

ADDRESS FOR NOTICE:
Tianjin Fairwood Furniture Mfg. Co. Ltd. at Liu An Zhuang, Xiao Dian Xiang, Bei Chen District, Tinajin, China
SECURITIES:

Class and Type (i.e.
Value Securities or
Surplus Securities)	Number	Certificate(s) (if applicable)
Common Shares (Surplus Securities)	2,598,425

SCHEDULE “A” to Escrow Agreement
Schedule “A” to Escrow Agreement (continued.......)
RELEASE OF SECURITIES
(Amended pursuant to section 9 of the Share Purchase Agreement dated November 30, 2001) TIER 2 SURPLUS SECURITY ESCROW AGREEMENT

Release Dates	Percentage of Total	Total Number of
(No. of Months after	Escrowed Securities	Escrowed Securities
Date of Closing)	to be Released	to be Released
6 months	5%	129,921
12 Months	5%	129,921
18 months	10%	259,843
24 months	10%	259,843
30 months	10%	259,843
36 months	10%	259,843
42 months	10%	259,843
48 months	10%	259,843
54 months	10%	259,843
60 months	20%	519,682
TOTAL	100%	2,598,425

SHAREHOLDER RIGHTS PLAN AGREEMENT
DATED AS OF JULY 5, 2005
between
WEX PHARMACEUTICALS INC.
and
CIBC MELLON TRUST COMPANY
as Rights Agent

- ii -

THIS AGREEMENT made as of the 5th day of July, 2005.
BETWEEN:
WEX PHARMACEUTICALS INC., a Company existing under the laws of Canada,
(the “Company”),
AND:
CIBC MELLON TRUST COMPANY, trust company existing under the laws of Canada, as rights agent,
(the “Rights Agent”),
RECITALS:
A.	In order to maximize shareholder value the Board of Directors of the Company has determined that it is advisable for the Company to adopt a shareholder rights plan (the “Rights Plan”);
B.	In order to implement the Rights Plan the Board of Directors of the Company has:
(1)
authorized the issuance, effective 4:30 p.m. (Vancouver time) on the date hereof of one right (a “Right”) in respect of each Common Share (as hereinafter defined) of the Company outstanding at 4:30 p.m. (Vancouver time) on the date hereof (the “Record Time”); and

(2)
authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

C.
Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company (or, in certain cases, of certain other entities) pursuant to the terms and subject to the conditions set forth herein;

D.
The Company desires to appoint the Rights Agent to act on behalf of the Company and holders of Rights, and the Rights Agent is willing so to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein; and

E.	The foregoing statements of fact and recitals are made by the Corporation and not the Rights Agent;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:
(a)
“Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class; provided, however, that the term “Acquiring Person” shall not include:

(i)
the Company or any Subsidiary or Affiliate, any employee or executive or director, stock ownership or other employee or executive or director benefit plan, or trust for the benefit of employees of the Company or any Subsidiary or Affiliate or any Person organized, appointed or established by the Company for or pursuant to the terms of any such plan or trust;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class as a result of any one or any combination of:
(A)
an acquisition or redemption by the Company or a Subsidiary of the Company of Voting Shares, by reducing the number of Voting Shares increases the percentage of outstanding Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares then outstanding (a “Voting Share Reduction”);

(B)	an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid (a “Permitted Bid Acquisition”);
(C)
an acquisition of Voting Shares in respect of which the Board of Directors has waived the application of section 4.1 pursuant to the provisions of subsections 6.1(b), (c) or (d) (an “Exempt Acquisition”); or

(D)	a Pro Rata Acquisition;
provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares then outstanding, becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition) then, as of the date such Person becomes the Beneficial Owner of such additional outstanding Voting Shares, such Person shall be an “Acquiring Person”;

(iii)
for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause 1.1(e)(v) hereof because such Person makes or announces an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person and, for this purpose, “Disqualification Date” means the first date of public announcement that such Person is making or intends to make a Take-over Bid;

(iv)
an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares of the Company in connection with a distribution of securities of the Company; or

(v)
a Person (a “Grandfathered Person”) who is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as of the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition);

(b)	“Act” shall mean the British Columbia Company Act, as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto;
(c)
“Affiliate”, when used to indicate a relationship with a specified Person, means a Person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(d)
“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if the relative has the same residence as that Person;

(e)	a Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:
(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;
(ii)
any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or within a period of 60 days thereafter or upon the occurrence of a contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, (other than customary agreements with and between underwriters or banking group or selling group members with respect to an offering of securities and other than pledges of securities) or upon the exercise of any conversion right, exchange right, share purchase right (other than a Right), warrant or option;

(iii)	any securities which are Beneficially Owned within the meaning of the foregoing provisions of this subsection 1.1(e) by any other Person with whom such Person is acting jointly or in concert;
provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security where:
(iv)
such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any Person acting jointly or in concert with such Person until such deposited security has been taken up or paid for, whichever shall occur first;

(v)	such Person holds such security, provided that:
(A)
the ordinary business of such Person (an “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person or Persons (a “Client”);

(B)
such Person (a “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (“Estate Accounts”) or in relation to other accounts (“Other Accounts”) and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts; or

(C)
such Person (an “Administrator”) is the administrator or the trustee of one or more pension funds or plans (each a “Plan”) registered under applicable laws and holds such security in the ordinary course of such duties for such Plans;

provided that the Investment Manager, Trust Company or Administrator, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid (other than an Offer to Acquire Voting Shares or other securities of the Company by means of a distribution by the Company or ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market) alone or acting jointly or in concert with any other Person;
(vi)	such Person, any of such Person’s Affiliates or Associates or any Person acting jointly or in concert with such Person is:
(A)	a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security;
(B)	an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security; or
(C)	a pension plan or fund registered under applicable laws which has the same Administrator as another such pension plan or fund on whose account the Administrator holds such security;

(vii)
such Person holds such security, provided that the Person is a Plan or Person established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and, in any such case, such Person holds such securities for the purposes of its activities as such a Person, and further provided that such Person:

(A)	does not Beneficially Own more than 30% of the Voting Shares; and
(B)
is not then making a Take-over Bid or has not then announced a current intention to make a Take-over Bid, alone or acting jointly or in concert with another Person, other than an Offer to Acquire Voting Shares or other securities by such Person by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market;

(viii)	such Person is:
(A)	a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;
(B)	an account of a Trust Company and such security is owned at law or in equity by the Trust Company; or
(C)	a pension fund or plan and such security is owned at law or in equity by the Administrator thereof; or
(ix)	where such Person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository;
(f)	“Board of Directors” shall mean the board of directors of the Company or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Company;
(g)	“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close;
(h)
“close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent for the Common Shares (or, after the Separation Time, the offices of the Rights Agent) are closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

(i)	“Common Share” shall mean a common share of the Company and any other share of the Company into which such share is subdivided, consolidated, reclassified or changed;

(j)
“common shares”, when used with reference to any Person other than the Company, shall mean the class or classes of shares (or similar equity interest) with the greatest per share (or similar interest) voting power entitled to vote generally in the election of all directors of such other Person;

(k)	“Competing Permitted Bid” means a Take-over Bid that:
(i)	is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;
(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of the definition of a Permitted Bid; and
(iii)
contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of:

(A)	the 60th day after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and
(B)	35 days after the date of the Take-over Bid constituting the Competing Permitted Bid;
and only if at the date that the Voting Shares are to be taken up more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;
(l)	“controlled” a company is “controlled” by another Person if:
(i)
securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of the directors are held, directly or indirectly, by or for the benefit of the other Person; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such company;
and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;
(m)
“dividends paid in the ordinary course” shall mean cash dividends paid at regular intervals in any financial year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its immediately preceding financial year;
(ii)	300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Company on its Common Shares in its three immediately preceding financial years; and
(iii)	100% of the aggregate consolidated net income of the Company, before extraordinary items, for its immediately preceding financial year;

(n)	“Election to Exercise” shall have the meaning ascribed thereto in clause 3.1(d)(ii);
(o)	“Exempt Acquisition” shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(C);
(p)
“Exercise Price” shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for each Right shall be $100.00;

(q)	“Expiration Time” shall mean the earlier of:
(i)	the Termination Time; and
(ii)	the close of the annual meeting of shareholders of the Company occurring after the third anniversary of the date of this Agreement;
(r)	“Flip-in Event” shall mean a transaction in or pursuant to which any Person shall become an Acquiring Person;
(s)	“Grandfathered Person” shall have the meaning ascribed thereto in clause 1.1(a)(v);
(t)	“Independent Shareholders” shall mean holders of Voting Shares other than:
(i)	an Acquiring Person;
(ii)	any Offeror (other than a Person who at the relevant time is deemed not to Beneficially Own such Voting Shares by reason of subclauses 1.1(d)(v) or (vii));
(iii)	any Associate or Affiliate of such Acquiring Person or Offeror;
(iv)	any Person acting jointly or in concert with such Acquiring Person or Offeror; and
(v)
any Person who is a trustee of any employee benefit plan, stock purchase plan, deferred profit sharing plan and any other similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(u)
“Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 3.2 shall have caused the closing price in respect of any Trading Day (“Adjustment Trading Day”) used to determine the Market Price not to be fully comparable with the closing price on such date of determination then “Market Price” shall mean the average of the daily closing prices per share of such securities (determined as described below) for that number of consecutive Trading Days through and including the Trading Day which is the third Trading Day immediately prior to that Adjustment Trading Day or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(v)
the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices, for each share of such securities as reported by the principal stock exchange in Canada on which such securities are listed and posted for trading;

(i)
if for any reason neither of such prices is available on such day or the securities are not listed and posted for trading on any stock exchange in Canada, the last closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, each such security as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which such securities are listed or admitted to trading;

(ii)
if for any reason none of such prices is available on such day or the securities are not listed and posted for trading on a stock exchange in Canada or a national securities exchange in the United States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by The Canadian Dealing Network Inc. or such other compatible system then in use; or

(iii)
if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

provided, however, that if on any such date the securities are not traded on any exchange or in the over-the-counter-market and the price referred to in clause (iv) above is not available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities;
(w)	“Offer to Acquire” shall include:
(i)	an offer to purchase, or a solicitation of an offer to sell Voting Shares; and
(ii)	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person who made the offer to sell;
(x)
“Offeror” shall mean a Person who has publicly announced, and has not withdrawn, an intention to make, or who has made, and not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(y)	“Offeror’s Securities” shall mean Voting Shares of the Company Beneficially Owned by an Offeror on the date of an Offer to Acquire;
(z)	“Permitted Bid” means a Take-over Bid which is made by means of a take-over bid circular and which also complies with the following additional provisions:
(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Company, other than the Offeror;
(ii)
the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days after the date of the Take-over Bid and only iF at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)
the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)
the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits of Voting Shares for not less than 10 Business Days from the date of such public announcement;

(aa)	“Permitted Bid Acquisition” shall have the meaning ascribed thereto in subclause 1.1(a)(ii)(B);
(bb)
“Person” shall include any individual, body corporate, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, syndicate, government or governmental agency or instrumentality or other entity;

(cc)	“Pro Rata Acquisition” shall mean:
(i)
the acquisition of Voting Shares as a result of a stock dividend, a stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of the same class of Voting Shares;

(ii)	the acquisition of Voting Shares pursuant to any regular dividend reinvestment plan or other plan made available by the Company to holders of all of its Voting Shares;

(iii)
the receipt and/or exercise of rights issued by the Company to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that such rights are acquired directly from the Company and not from any other Person, provided such Person does not thereby acquire a greater percentage of Voting Shares or securities convertible into or exchangeable for Voting Shares than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition; or

(iv)
the acquisition of Voting Shares pursuant to a distribution by the Company of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible securities), (A) made pursuant to a prospectus or a securities exchange takeover bid, or to an amalgamation, merger or other statutory procedure requiring shareholders’ approval, or (B) by way of private placement by the Company or upon the exercise by an individual employee of stock options granted under a stock option plan of the Company or rights to purchase securities granted under a share purchase plan of the Company, provided such Person does not thereby become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the distribution, and in making such determination the Voting Shares to be issued to such Person in such distribution shall be deemed to be held by such Person and shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the distribution;

(dd)	“Record Time” shall mean 4:30 p.m. (Vancouver time) on the close of business on the date hereof;
(ee)	“Right” shall have the meaning ascribed thereto in the recitals hereto;

(ff)	“Rights Agent” shall mean CIBC Mellon Trust Company;
(gg)	“Rights Certificates” shall mean the certificates representing the Rights after the Separation Time, which shall be in the form attached hereto as Exhibit A;
(hh)	“Rights Register” and “Rights Registrar “shall have the respective meanings ascribed thereto in subsection 2.3(a);
(ii)	“Securities Act” shall mean the Securities Act (British Columbia), as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto;
(jj)	“Separation Time” shall mean the close of business on the eighth Trading Day after the earlier of:
(i)	the Stock Acquisition Date; and
(ii)
the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of, the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid);

or such later time as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that, if any Take-over Bid referred to in clause (ii) of this subsection 1.1(ai) expires, or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this subsection 1.1(ai), never to have been made;

(kk)
“Stock Acquisition Date” shall mean the date of the first public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to the Securities Act by the Company or an Acquiring Person) of facts indicating that a Person has become an Acquiring Person;

(ll)	“Subsidiary” of a Person shall have the meaning ascribed thereto in the Securities Act ;
(mm)
“Take-over Bid” shall mean an Offer to Acquire Voting Shares or other securities of the Company if, assuming that the Voting Shares or other securities of the Company subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the Voting Shares then outstanding;

(nn)	“Termination Time” shall mean the time at which the right to exercise Rights shall terminate pursuant to subsections 6.1(f), 6.1(g) or section 6.17;
(oo)
“Trading Day”, when used with respect to any securities, shall mean a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a Business Day; and

(pp)	“Voting Share” shall mean any share in the capital of the Company to which is attached a right to vote for the election of all directors generally.
1.2	Currency
All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.
1.3	Descriptive Headings
Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.
1.4	References to Agreement
References to “this Agreement”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement as a whole and not to any particular Article, section, subsection, clause, subclause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.5	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares
(a)
For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares of the Company with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of the Company of which such Person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b)	The percentage of outstanding Voting Shares of the Company Beneficially Owned by any Person shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

100	x	A B
where:
A = the number of votes for the election of all directors generally attaching to the outstanding Voting Shares of the Company Beneficially Owned by such Person; and
B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the Company.
The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.
1.6	Acting Jointly or in Concert
For the purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person for the purpose of acquiring or Offering to Acquire any Voting Shares (other than customary agreements with and between underwriters and banking group or selling group members with respect to an offering of securities and other than pledges or hypothecs of securities in the ordinary course of business).

ARTICLE 2
THE RIGHTS
2.1	Legend on Certificates
Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence, in addition to the Common Shares, one Right for each Common Share evidenced thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:
UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS AGREEMENT REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF JULY 5, 2005 (THE “RIGHTS AGREEMENT”), BETWEEN WEX PHARMACEUTICALS INC. (THE “COMPANY”) AND CIBC MELLON TRUST COMPANY, AS RIGHTS AGENT (AS THE SAME MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS THEREOF) THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL BUSINESS HOURS AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, SUCH RIGHTS MAY BE TERMINATED, MAY EXPIRE, MAY BECOME VOID (IF, IN CERTAIN CASES, THEY ARE “BENEFICIALLY OWNED” BY AN “ACQUIRING PERSON”, AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER) OR MAY BE EVIDENCED BY SEPARATE CERTIFICATES AND MAY NO LONGER BE EVIDENCED BY THIS CERTIFICATE. THE COMPANY WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS AGREEMENT TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE AS SOON AS IS PRACTICABLE AFTER THE RECEIPT OF A WRITTEN REQUEST THEREFOR.
Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.
2.2	Execution, Authentication, Delivery and Dating of Rights Certificates
(a)
The Rights Certificates shall be executed on behalf of the Company by any of the Chairman of the Board, the President or any Vice-President (including any Senior Vice-President), together with any other of such persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer. The signature of any of the officers of the Company on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)
Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature and disclosure statements describing the Rights, and the Rights Agent shall countersign in a manner satisfactory to the Company and deliver such Rights Certificates and disclosure statements to the holders of the Rights pursuant to subsection 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of the countersignature thereof.

2.3	Registration, Registration of Transfer and Exchange
(a)
After the Separation Time, the Company will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the “Rights Registrar” for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Registrar at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection (c) of this section 2.3, the Company will execute, and the Rights Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)
All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)
Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.3, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d)	The Company shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.
2.4	Mutilated, Destroyed, Lost and Stolen Rights Certificates
(a)
If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:
(i)	evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and
(ii)	such security or indemnity as may be required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)
As a condition to the issuance of any new Rights Certificate under this section 2.4, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d)
Every new Rights Certificate issued pursuant to this section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Company.

2.5	Persons Deemed Owners of Rights
The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).
2.6	Delivery and Cancellation of Certificates
All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided for in this section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company on request.
2.7	Agreement of Rights Holders
Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights:
(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;
(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;
(c)	that after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;
(d)
that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein);
(f)
that, subject to the provisions of Section 6.5 hereof, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)
notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other decree, order or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

2.8	Rights Certificate Holder Not Deemed a Shareholder
No holder, as such, of any Right or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share which may at any time be issuable on the exercise of such Right, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a shareholder of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of any Common Shares at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any shareholder of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.
ARTICLE 3
EXERCISE OF THE RIGHTS
3.1	Initial Exercise Price; Exercise of Rights; Detachment of Rights
(a)
Subject to adjustment as herein set forth, from and after the Separation Time and prior to the Expiration Time, each Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below).

(b)	Until the Separation Time:
(i)	the Rights shall not be exercisable and no Right may be exercised; and
(ii)
each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:
(i)	the Rights shall be exercisable; and
(ii)	the registration and transfer of the Rights shall be separate from and independent of Common Shares.
Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, (other than an Acquiring Person, and other than in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person but by the holder of Record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (and the Company hereby agrees to furnish copies of such records to the Rights Agent for this purpose):
(iii)
a Rights Certificate representing the number of Rights held by such holder at the Separation Time in substantially the form of Exhibit A hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)	a disclosure statement describing the Rights;
provided that a Nominee shall be sent the materials provided for in clauses (iii) and (iv)) of this subsection 3.1(c) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Company to determine whether any person is holding Common Shares which are Beneficially Owned by another Person, the Company may require such first mentioned person to furnish it with such information and documentation as the Company considers advisable.
(d)
Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in Toronto or any other of the Rights Agent designated for that purpose from time to time by the Company with the approval of the Rights Agent:

(i)	the Rights Certificate evidencing such Rights;
(ii)
an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)
payment by certified cheque, banker’s draft or money order payable to the order of the Company, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Common Shares in a name other than that of the holder of the Rights being exercised.

(e)
Upon receipt of the Rights Certificate which is accompanied by a completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 4.1(b) and payment as set forth in subsection 3.1(d), the Rights Agent (unless otherwise instructed in writing by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)
requisition from a transfer agent for the relevant Common Shares, certificates representing the number of such Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)	when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;
(iii)
after receipt of such Common Share certificate, deliver the same to or to the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver such cash referred to in clause 3.1(e)(ii) to or to the order of the registered holder of the Rights Certificate; and
(v)	tender to the Company all payments received on exercise of the Rights.
(f)
In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Company covenants and agrees that it will:
(i)
take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, issued and delivered as fully paid and non-assessable;

(ii)
take all such action as may be necessary and within its power to comply with any applicable requirements of the Act, the Securities Act and the Securities Acts or comparable legislation of each of the other provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificate’s and the issuance of any Common Shares upon exercise of Rights;

(iii)
use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)
cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)
pay when due and payable any and all federal and provincial transfer taxes (for greater certainty, not including any income taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised.

3.2	Adjustments to Exercise Price; Number of Rights
The Exercise Price, the number of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 3.2.
(a)	In the event the Company shall at any time after the Record Time and prior to the Expiration Time:
(i)
declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any dividend reinvestment program;

(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;
(iii)	combine or change the outstanding Common Shares into a smaller number of Common Shares; or
(iv)	issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) in respect of, in lieu of or in exchange for existing Common Shares, the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or other change, and the number of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the applicable Exercise Price then in effect, the aggregate number of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Company were open, such holder would have been entitled to receive as a result of such dividend, subdivision, combination or reclassification. If an event occurs which would require an adjustment under both this section 3.2 and section 4.1, the adjustment provided for in this section 3.2 shall be in addition to, and shall be made prior to, any adjustment required pursuant to section 4.1.

(b)
In case the Company shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them to subscribe for or purchase (for a period expiring within 45 calendar days after such record date) Common Shares (or shares having the same rights, privileges and preferences as Common Shares (“equivalent common shares”)) or securities convertible into Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price per share, if a security convertible into Common Shares or equivalent common shares) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i)
the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Market Price per Common Share; and

(ii)
the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercise Price in respect of the Rights shall be re-adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.
(c)
For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a dividend reinvestment plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(d)
In case the Company shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger in which the Company is the continuing company) of evidences of indebtedness or assets, including cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), or subscription rights or warrants entitling them to subscribe for or purchase Common Shares (excluding those referred to in subsection 3.2(b)) at a price per Common Share that is less than 90% of the Market Price per Common Share on such record date, the Exercise Price in respect of the Rights to be in effect after such record date shall be determined by multiplying the Exercise Price in respect of the Rights in effect immediately prior to such record date by a fraction:

(i)
the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a Common Share; and

(ii)	the denominator of which shall be such Market Price per Common Share.
Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.
(e)
Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 3.2(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this subsection 3.2(e), any adjustment required by this section 3.2 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which mandates such adjustment; and
(ii)	the Expiration Time.
(f)
If as a result of an adjustment made pursuant to section 4.1, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as is practicable to the provisions with respect to the Common Shares contained in this section 3.2, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(g)
All Rights originally issued by the Company subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Common Shares, as the case may be, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h)
Unless the Company shall have exercised its election as provided in subsection 3.2(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 3.2(b) and (d), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares, as the case may be (calculated to the nearest one ten-thousandth), obtained by:

(i)	multiplying:
(A)	the number of such Common Shares which would have been issuable upon the exercise of a Right immediately prior to this adjustment; by
(B)	the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and
(ii)	dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.
(i)
The Company may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which such a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 3.2(i), the Company shall, as promptly as is practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 6.4, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Company, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(j)
Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(k)
In any case in which this section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(l)
Notwithstanding anything in this section 3.2 to the contrary, the Company shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this section 3.2, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any:

(i)	consolidation or subdivision of Common Shares;
(ii)	issuance wholly for cash of any Common Share or securities that by their terms are convertible into or exchangeable for Common Shares;
(iii)	stock dividends; or
(iv)	issuance of rights, options or warrants referred to in this section 3.2, hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.
(m)
The Company covenants and agrees that, after the Separation Time, it will not, except as permitted by section 6.1 or 6.5, take (or permit any Subsidiary of the Company to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(n)
Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this section 3.2, the Company shall promptly;

i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and
ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights;
provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

3.3	Date on Which Exercise is Effective
Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Share represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Common Share transfer books of the Company are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Common Share transfer books of the Company are open.
ARTICLE 4
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS
4.1	Flip-in Event
(a)
Subject to subsection 4.1(b) and subsections 6.1(a), (b) and (c), in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective on and after the later of its date of issue and the close of business on the eighth Trading Day following the Stock Acquisition Date, the right to purchase from the Company, upon payment of the relevant Exercise Price and otherwise exercising such Right in accordance with the terms hereof, that number of Common Shares being the lesser of:

(i)
that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in section 3.2 upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in section 3.2); and

(ii)
that proportionate number of Common Shares issuable upon exercise of all the Rights which, when added to the total number of allotted Common Shares, equal the number of authorized Common Shares at that time.

(b)
Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or
(ii)
a transferee or other successor in title, directly or indirectly, (a “Transferee”) of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) who becomes a Transferee concurrently with or Subsequent to the Acquiring Person becoming an Acquiring Person in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding clause 4.1(b)(i)

shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall not have any right whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)
In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with clause 4.1(a)(i), the Company shall take all such reasonable action it considers prudent to authorize additional Common Shares for issuance upon the exercise of the Rights, subject to the ability of the Company to give notice of a shareholders meeting within the time periods specified by legislation and by regulatory authorities.

(d)
From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Act and the Securities Act or comparable legislation of any other applicable jurisdiction in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(e)
Any Rights Certificate that represents Rights beneficially owned by a Person described in either clause 4.1 (b) (i) or (ii), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate of an Acquiring Person (including, without limitation, a Person who has entered into an agreement or arrangement to sell Shares to an Acquiring Person). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in subsection 4.1 (b) of the Rights Agreement.”
Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

ARTICLE 5
THE RIGHTS AGENT
5.1	General
(a)
The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable subject to the prior written approval of the Rights Agent. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agents and Co-Rights Agents shall be as the Company may determine with the written approval of the Rights Agent. The Company also agrees to indemnify the Rights Agent, its employees, officers and directors for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)
The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, opinion or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)
The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request, the Company shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

(d)
The Company agrees to pay the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable fees and expenses (including reasonable counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the approval of the Company, acting reasonably).

5.2	Merger or Amalgamation or Change of Name of Rights Agent
(a)
Any company into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any company succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of section 5.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)
In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

5.3	Duties of Rights Agent
The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:
(a)
the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company) or such other experts as the Rights Agent considers are necessary to carry out its duties under this Agreement and the opinion of such counsel or other experts or advisors will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent shall be reimbursed for all fees and expenses incurred pursuant to subsection 5.1(a);

(b)
whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the Chief Executive Officer, the President or any Vice-President and by the Chief Financial Officer, the Treasurer or any Assistant-Treasurer or the Secretary or any Assistant-Secretary of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d)
the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e)
the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 4.1(b)) or any adjustment required under the provisions of section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(f)
the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)
the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any Person designated in writing by the Company, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person;

(h)
the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)
the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

5.4	Change of Rights Agent
The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice in writing (or such lesser notice as is acceptable to the Company) mailed to the Company and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with section 6.8. The Company may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail, and to the holders of the Rights in accordance with sections 6.8 and 6.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Company), then the Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Company’s expense. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon payment of its outstanding fees and expenses shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.
ARTICLE 6
MISCELLANEOUS
6.1	Redemption and Waiver
(a)
The Board of Directors acting in good faith may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the then outstanding rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2, if an event of the type analogous to any of the events described in section 3.2 shall have occurred (such redemption price being herein referred to as the “Redemption Price”). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may determine.

(b)
Until the occurrence of the Flip-in Event as to which the application of section 4.1 has not been waived pursuant to this section 6.1, upon written notice to the Rights Agent, the Board of Directors may, waive the application of section 4.1 to that Flip-in Event, in which case it must also waive the application of section 4.1 to any other Flip-in Event then in existence.

(c)
The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived or is deemed to have waived pursuant to subsection 6.1(c), the application of section 4.1, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(d)
Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this subsection 6.1(f) and subsection 6.1(g), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(e)
If the Rights are redeemed in accordance with this section 6.1, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)
Within 10 days after the election or deemed election to redeem the Rights in accordance with this section 6.1, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Transfer Agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Company may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 6.1 or in section 6.4, and other than in connection with the purchase of Common Shares prior to the Separation Time.

(g)
If a redemption pursuant to subsection 6.1(a) or a waiver pursuant to subsection 6.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if authorized by a majority of the votes cast by Independent Shareholders present in person or represented by proxy at a meeting of such holders duly called and held in compliance with applicable laws and with the articles of the Company.

(h)
If a redemption pursuant to subsection 6.1(a) or a waiver pursuant to subsection 6.1(b) is proposed at any time on or after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if authorized by a majority of the votes cast by the holders of Rights present in person or represented by proxy at a meeting of such holders duly called and held. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote and the procedures for the calling, holding and conduct of a meeting of holders of Rights shall be those as nearly as may be possible, which are provided in the Company’s memorandum and articles and the Act (or such other corporate statute that the Company may become subject to) with respect to meetings of shareholders of the Company.

6.2	Expiration
No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 5.1.
6.3	Issuance of New Rights Certificate
Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.
6.4	Fractional Rights and Fractional Shares
(a)
The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Right would otherwise be issuable, an amount in cash equal to the fraction of the Market Price of a whole Right that the fraction of a Right which would otherwise be issuable is of one whole Right.

(b)
The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of a whole Common Share that the fraction of a Common Share which would otherwise be issuable upon the exercise of such right is of one whole Common Share at the date of such exercise.

(c)
The Rights agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to paragraph (a) or (b), respectively, unless and until the Company shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

6.5	Supplements and Amendments
(a)
The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder, or which are required by the Toronto Stock Exchange or other securities regulatory authorities. The Company may, at or prior to the meeting of shareholders of the Company referred to in Section 6.17, or any adjournment thereof, to be held for shareholders of the Company to consider and, if deemed advisable, to adopt a resolution approving, ratifying and confirming this Agreement and the Rights issued pursuant thereto supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this section 6.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent to such supplement or amendment and the approval of applicable regulatory bodies.

(b)
Subject to subsection 6.5(a) and receipt of applicable regulatory approval, the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and/or by-laws (as the case may be) of the Company.

(c)
Subject to subsection 6.5(a), the Company may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent thereto.

(d)
Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s articles and/or by-laws, as the case may be, and the Act with respect to meetings of shareholders of the Company.

(e)
Any amendments made by the Company to this Agreement pursuant to subsection 6.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)
if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 6.5(b), confirm or, reject such amendment; and

(ii)
if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in subsection 6.5(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent amendment to this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.
(f)
The Company shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to section 6.5 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

6.6	Rights of Action
Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of, the obligations of any Person subject to this Agreement.
6.7	Notice of Proposed Actions
In case the Company shall propose after the Separation Time and prior to the Expiration Time:
(a)	to effect or permit (in cases where the Company’s permission is required) any Flip-in Event; or
(b)	to effect the liquidation, dissolution or winding-up of the Company or the sale of all or substantially all of the Company’s assets, then, in each such case, the Company shall give to each holder of a Right, in accordance with section 6.8, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution or winding-up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking such proposed action.
6.8	Notice to the Company and to Holders
Any notice, request, demand or other communication required or permitted to be given hereunder shall be in writing and given by delivering such notice, request, demand or other communication by post or courier, or transmitting it by facsimile:
(a)	to the Company at:
Wex Pharmaceuticals Inc.
2100 — 1040 West Georgia Street
Vancouver, B.C. V6E 4H1
Telecopier No.: (604) 683-8868
(b)
to a Holder at the address or facsimile number (if any) appearing on the register, and if; in the case of joint Holders, more than one address appears in the register in respect of such joint holding, notice shall be addressed or transmitted by facsimile to the first address or facsimile number (if any) so appearing.

6.9	Notice to Rights Agent
Any notice, request, demand or other communication to the Rights Agent under the provisions of this Agreement shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Rights Agent at its principal office in the City of Vancouver at CIBC Mellon Trust Company, P.O. Box 9000, Oceanic Plaza, 1600 — 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, in each case, Attention: Manager, Client Services Department, or if transmitted by facsimile to the Trustee at (604) 688-4301, Attention: Manager, Client Services Department.
6.10	Receipt of Notices
Any notice, request, demand or other communication given to the Company, the Rights Agent or any Holder shall be deemed to have been duly given if in writing and: (i) upon actual receipt if delivered by hand; (ii) upon confirmation of error-free transmission if sent by facsimile; (iii) upon the date of delivery indicated by the deliverer if delivered by a reputable courier (recipient signature not required) or (iv) three days after being placed in a post box of Canada Post Corporation (or any successor thereto), postage prepaid (unless there shall be an interruption in mail service) and sent to the respective party at the address or facsimile number set forth in or determined pursuant to Section 6.8 or 6.9.
6.11	Costs of Enforcement
The Company agrees that if it or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfill any of its obligations pursuant to this Agreement, then the Company or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.
6.12	Successors
All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.
6.13	Benefits of this Agreement
Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

6.14	Governing Law
This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.
6.15	Counterparts
This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
6.16	Severability
If any section, subsection, clause, subclause, term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such section, subsection, clause, subclause, term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining sections, subsections, clauses, subclauses, terms and provisions hereof or the application of such section, subsection, clause, subclause, term or provision to circumstances other than those as to which it is held invalid or unenforceable.
6.17	Effective Date
This Agreement is in full force and effect in accordance with its terms from the date hereof. At the next annual meeting of shareholders of the Company, the Company shall request confirmation of this Agreement by the holders of its Voting Shares. If this Agreement is not confirmed by a majority of votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement at such meeting, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting.
6.18	Rights of Board, Company and Offeror
Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares of the Company reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Company) with respect to any Take-over Bid otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.
6.19	Determinations and Actions by the Board of Directors
The Board of Directors shall have the exclusive power and authority to administer this Agreement in accordance with the terms hereof. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Company to any liability to the holders of the Rights.

6.20	Time of the Essence
Time shall be of the essence in this Agreement.
6.21	Regulatory Approvals
Any obligation of the Company or action contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any applicable regulatory authority including, without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange or any other stock exchange.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

WEX PHARMACEUTICALS INC.
By:	“Frank (Hay Kong) Shum”
President and Chief Executive Officer

CIBC MELLON TRUST COMPANY
By:	“Leslie MacFarlane”

“Van Bot”

EXHIBIT A
FORM OF RIGHTS CERTIFICATE

Certificate No.	Rights
RIGHTS CERTIFICATE
This certifies that                      is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of the July 5, 2005 (the “Rights Agreement”) between Wex Pharmaceuticals Inc., a company incorporated under the laws of Canada (the “Company”) and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as rights agent (the “Rights Agent”, which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Company at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Common Share of the Company (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise and Declaration of Ownership duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver. The Exercise Price shall initially be $100.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.
In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares in the capital of the Company other than Common Shares, or more or less than one Common Share, all as provided in the Rights Agreement.
This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Company and are available upon written request.
This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.
Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate (i) may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.00001 per Right and (ii) may be exchanged at the option of the Company for cash, debt or equity securities or other assets of the Company.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.
No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other shares of the Company which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders of the Company at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Company (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.
This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.
WITNESS the facsimile signature of the proper officers of the Company.

Date:

WEX PHARMACEUTICALS INC.

By:

Countersigned:

CIBC MELLON TRUST COMPANY

By:
Authorized Signature

FORM OF ELECTION TO EXERCISE

TO:	WEX PHARMACEUTICALS INC.
The undersigned hereby irrevocably elects to exercise                      whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued to:

Name

Address

City and Province

Social Insurance Number or other taxpayer identification number
If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Name

Address

City and Province

Social Insurance Number or other taxpayer identification number
Dated:

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)
The signature to this assignment must correspond with the name as recorded on the certificates in every particular without alteration or enlargement or any change whatever. If this assignment is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company. The signature of the person executing this power must be guaranteed by a Canadian Schedule 1 chartered bank or major Canadian trust company or Medallion Guaranteed by a member of a recognized Medallion Guarantee Program.
(To be completed if true)

The undersigned hereby represents, for the benefit of the Company and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

FORM OF ASSIGNMENT

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto

(Please print name and address of transferee)
the Rights represented by this Rights Certificate, together with all right, title and interest therein.
Dated:

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)
The signature to this assignment must correspond with the name as recorded on the certificates in every particular without alteration or enlargement or any change whatever. If this assignment is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company. The signature of the person executing this power must be guaranteed by a Canadian Schedule 1 chartered bank or major Canadian trust company or Medallion Guaranteed by a member of a recognized Medallion Guarantee Program.
(To be completed if true)
The undersigned hereby represents, for the benefit of the Company and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

Signature
NOTICE
In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights will be null and void.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer